TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TD Bank Group Reports Second Quarter 2024 Results

Report to Shareholders

•
Three and six months ended April 30, 2024
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements and
related Notes prepared in accordance

with International Financial Reporting Standards

(IFRS) as issued by the International

Accounting Standards Board (IASB),
unless otherwise noted. Certain comparative

amounts have been revised to conform

with the presentation adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted measures are non-GAAP

financial
measures. For additional information about

the Bank’s use of non-GAAP financial measures,

refer to “Significant Events” and “Non-GAAP

and Other Financial
Measures” in the “How We Performed” section

of this document.
SECOND QUARTER FINANCIAL HIGHLIGHTS,

compared with the second quarter

last year:
●
Reported diluted earnings per share were

$1.35, compared with $1.69.
●
Adjusted diluted earnings per share were

$2.04, compared with $1.91.
●
Reported net income was $2,564 million,

compared with $3,306 million.
●
Adjusted net income was $3,789 million,

compared with $3,707 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April

30, 2024, compared with the corresponding

period last year:
●
Reported diluted earnings per share were

$2.89, compared with $2.52.
●
Adjusted diluted earnings per share were

$4.04, compared with $4.14.
●
Reported net income was $5,388 million,

compared with $4,887 million.
●
Adjusted net income was $7,426 million,

compared with $7,861 million.
SECOND QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The second quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $72 million ($62 million after-tax or

4 cents per share), compared with $79

million ($67 million after-tax or
3 cents per share) in the second quarter

last year.
●
Acquisition and integration charges related

to the Schwab transaction of $21 million

($16 million after-tax or 1 cent per share),

compared with
$30 million ($26 million after-tax or 1 cent

per share) in the second quarter last year.
●
Restructuring charges of $165 million ($122

million after-tax or 7 cents per share).
●
Acquisition and integration charges related

to the Cowen acquisition of $102 million

($80 million after-tax or 4 cents per share),

compared with
$73 million ($63 million after-tax or 4 cents

per share) in the second quarter last year.
●
Impact from the terminated FHN acquisition-related

capital hedging strategy of $64 million

($48 million after-tax or 3 cents

per share), compared with
$134 million ($101 million after-tax or 6 cents

per share) in the second quarter last year.
●
Civil matter provision/Litigation settlement

of $274 million ($205 million after-tax

or 11 cents per share), compared with $39 million ($28

million after-
tax or 2 cents per share) in the second

quarter last year.
●
FDIC special assessment of $103 million ($77

million after-tax or 4 cents per share).

●
Provision for investigations related to the

Bank’s AML program of $615 million ($615 million

after-tax or 35 cents per share).
TORONTO
, May 23, 2024 – TD Bank Group (“TD”

or the “Bank”) today announced its

financial results for the second quarter ended

April 30, 2024. Reported
earnings were $2.6 billion, down 22% compared

with the second quarter last year, and adjusted earnings

were $3.8 billion, up 2%.

“TD delivered strong second quarter results,

with earnings of $3.8 billion and solid momentum

across our franchise. We delivered significant

positive operating
leverage while continuing to invest in our business,

including our risk and control infrastructure,”

said Bharat Masrani, Group President

and Chief Executive Officer,
TD Bank Group.
Canadian Personal and Commercial

Banking delivered a strong quarter

driven by continued volume growth

and positive operating leverage
Canadian Personal and Commercial

Banking net income was $1,739 million, an

increase of 7% compared to the second quarter

last year. The increase reflects
revenue growth, partially offset by higher provisions

for credit losses and non-interest expenses.

Revenue was $4,839 million, an increase

of 10%, driven by
volume growth and margin expansion.
Canadian Personal and Commercial

Banking continued to build momentum, delivering

another strong quarter for New to Canada

account openings. TD increased
its support for international students with an

agreement with HDFC, India’s leading private

sector bank, to help attract new customers

with a simplified banking
experience. The Bank also established a new

collaboration with ApplyBoard, a Canadian

educational organization that helps international

students prepare their
finances to study in Canada. In addition,

TD Auto Finance was ranked #1 in Dealer Satisfaction

with Non-Prime and Prime Credit Non-Captive Automotive
Financing Lenders, according to the J.D.

Power 2024 Canada Dealer Financing

Satisfaction Study
1 .
The U.S. Retail Bank delivered operating

momentum with sequential earnings

and loan growth in a challenging environment

U.S. Retail reported net income was $580

million (US$433 million), a decrease of 59%

(58% in U.S. dollars) compared

with the second quarter last year. On an
adjusted basis, net income was $1,272

million, a decline of 16% (17% in U.S. dollars).

TD Bank’s investment in The Charles Schwab

Corporation (“Schwab”)
contributed $183 million in earnings, a decrease

of 27% (26% in U.S. dollars) compared

with the second quarter last year.

The U.S. Retail Bank, which excludes the Bank’s

investment in Schwab, reported net income

of $397 million (US$297 million), a decrease

of 66% (65% in U.S.
dollars) from the second quarter last year, primarily reflecting provisions for investigations related to the Bank’s anti-money

laundering program and the Federal
Deposit Insurance Corporation (FDIC) Special

Assessment, partially offset by acquisition

and integration-related charges for the terminated

First Horizon

TD Auto Finance received the highest score in the retail non-captive non-prime segment and the retail non-captive prime segment in the J.D. Power 2024 Canada Dealer Financing Satisfaction Study,
which measure Canadian auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

transaction in the second quarter last year. On an adjusted

basis net income was $1,089 million (US$803

million), a decrease of 14% (15% in

U.S. dollars) from
the second quarter last year, primarily reflecting higher

PCL and lower revenue.

The U.S. Retail Bank continued to deliver loan

growth while maintaining its through-the-cycle

underwriting standards, with total average

loan balances up 7%
compared with the second quarter last

year and up 1% from last quarter. Excluding sweep deposits,

total personal and business deposit average

balances were
down 1% year-over-year, reflecting competitive market conditions,

while quarter-over-quarter, personal and business deposit

average balances were flat. Overall,
the U.S. Retail Bank delivered balance sheet

stability in a challenging environment.

During the quarter, TD Bank, America’s Most Convenient Bank®

(TD AMCB) launched TD Complete Checking

and TD Early Pay, offering customers more flexible
banking options, including earlier access

to eligible direct deposits. TD AMCB surpassed

five million active mobile customers while continuing

to deliver new
features and capabilities that enhance

the customer experience. TD AMCB was

ranked 9
th

on Forbes’

list of
America’s Best Employers for Diversity 2024,

leading
its peers as the highest ranked financial institution.
Wealth Management and Insurance results reflect

strong business momentum
Wealth Management and Insurance net income

was $621 million, an increase of 19% compared

with the second quarter last year, as positive top-line momentum was partially offset by higher insurance service

expenses.

This quarter’s revenue growth of 11% reflects insurance premium growth, and higher fee-based and
transaction revenue in the Wealth Management business.
Wealth Management and Insurance continued to invest

in client-centric innovation this quarter. TD Direct Investing completed its migration of most active

traders
to the new TD Active Trader platform and TD Wealth Advice

continued to gain market share as it grows its

advisor network
2
. TD Asset Management launched
seven new actively managed fixed income

ETFs, showcasing the value of its proprietary

independent credit research capabilities, and

offering investors the
potential to earn a high rate of interest income.

In TD Insurance, Small Business Insurance

expanded its national reach to new customer

segments including
business professionals, healthcare, retail, small

manufacturing, and hospitality.

Wholesale Banking delivered record

revenue reflecting broad-based growth

across the business

Wholesale Banking reported net income for

the quarter was $361 million, an increase

of $211 million compared with the second quarter last year, reflecting higher revenues, partially offset by higher non-interest

expenses. On an adjusted basis, net income

was $441 million, an increase of $228

million, or 107%. Revenue for
the quarter was $1,940 million, an increase

of $523 million, or 37%, compared

with the second quarter last year, reflecting higher trading-related revenue,
underwriting fees, and lending revenue.
On April 1, TD Securities and TD Cowen

achieved an important milestone

with the implementation of a unified Investment

Banking, Capital Markets and Research
platform, integrating coverage models and streamlining

delivery of capabilities for clients.
Enhancements to TD’s anti-money laundering (AML)

program

The Bank has been cooperating with U.S. regulators

and authorities in good faith for many months

and is working diligently to bring these

investigations to
resolution so that investors can have more

clarity. A comprehensive overhaul of TD's U.S. AML program is well underway, and will strengthen our program
globally.
Capital
TD’s Common Equity Tier 1 Capital ratio was 13.4%.
Conclusion
“Our businesses in Canada, the United States

and across the globe are well-positioned

to continue to meet the needs of our nearly

28 million customers and
clients. I would like to thank our 95,000 TD

bankers for everything they do to deliver

for all of our stakeholders,”

added Masrani.
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

Investor Economics Retail Brokerage and Distribution Quarterly Update, Winter 2023.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability

Board in 2012 to identify fundamental

disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index below

includes the recommendations (as published

by the EDTF) and
lists the location of the related EDTF disclosures

presented in the second quarter 2024 Report

to Shareholders (RTS), Supplemental Financial

Information (SFI),
or Supplemental Regulatory Disclosures (SRD).

Information on TD’s website, SFI, and SRD is

not and should not be considered incorporated

herein by reference
into the second quarter 2024 RTS,

Management’s Discussion and Analysis,

or the Interim Consolidated Financial Statements.

Certain disclosure references have
been made to the Bank’s

2023 Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
Second
Quarter
2024
SFI
Second
Quarter
2024
SRD
Second
Quarter
2024
Annual Report
2023
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
83-88, 92, 97,
99-101, 112-114
3 Describe and discuss top and emerging risks. 76-82
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
28, 41 72, 109
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
84-87
6
Description of the bank’s risk culture and procedures applied to support the culture.
83-84
7
Description of key risks that arise from the bank’s business models and activities.
71, 83, 88-116
8
Description of stress testing within the bank’s risk governance and capital frameworks.
70, 87, 95, 112
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

26-28, 80 1-3, 6
67-69, 73,
219
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 67
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

68-70, 112
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-13 70-71
14
Analysis of capital requirements for each method used for calculating RWA.

13 89-92, 94-95
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

35-52, 60-64
16
Flow statement reconciling the movements of RWA by risk type.

17-18
17 Discussion of Basel III back-testing requirements. 78 91, 95, 99
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 33-35, 37-38
101-103,
105-106
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
36 104, 214
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
41-43 109-111
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 36-41 106-109
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
30 93
23 Breakdown of significant trading and non-trading market risk factors. 30, 32 93, 96-97
24
Significant market risk measurement model limitations and validation procedures.
31 94-97, 99
25
Primary risk management techniques beyond reported risk measures and parameters.
31 94-97
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
23-26, 61-69 21-36
1-5, 13, 17,
19-78
54-66, 88-92,
171-178, 187,
190-191,
217-218
27 Description of the bank’s policies for identifying impaired loans. 69
62, 147-148,
154, 177
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
24, 64-68 25, 29 60, 174-176
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
53-54, 66-69
91, 159,
181-183, 187,
190-191
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

91, 151, 159
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
97-100, 112-116
32 Discuss publicly known risk events related to other risks. 78
81-82, 212-213,
221

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 45 Changes in Internal Control over Financial Reporting
5 Financial Highlights 46 Glossary
6 Significant Events
6 How We Performed
10 Financial Results Overview INTERIM CONSOLIDATED FINANCIAL STATEMENTS
14 How Our Businesses Performed 49 Interim Consolidated Balance Sheet
21 Quarterly Results 50 Interim Consolidated Statement of Income
22 Balance Sheet Review 51 Interim Consolidated Statement of Comprehensive Income
23 Credit Portfolio Quality 52 Interim Consolidated Statement of Changes in Equity
26 Capital Position 53 Interim Consolidated Statement of Cash Flows
29 Managing Risk 54 Notes to Interim Consolidated Financial Statements
44 Securitization and Off-Balance Sheet Arrangements
44 Accounting Policies and Estimates 81 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This MD&A is presented to enable readers

to assess material changes in the financial

condition and operating results of TD Bank

Group (“TD” or the “Bank”) for
the three and six months ended April 30,

2024, compared with the corresponding periods

shown. This MD&A should be read in conjunction

with the Bank’s
unaudited Interim Consolidated Financial Statements

and related Notes included in this Report

to Shareholders and with the 2023 Consolidated

Financial
Statements and related Notes and 2023 MD&A.

This MD&A is dated May 22, 2024. Unless

otherwise indicated, all amounts are expressed

in Canadian dollars
and have been primarily derived from the

Bank’s 2023 Consolidated Financial Statements

and related Notes or Interim Consolidated

Financial Statements and
related Notes, prepared in accordance with

IFRS as issued by the IASB. Note that certain

comparative amounts have been revised

to conform with the
presentation adopted in the current period.

Additional information relating to the Bank, including

the Bank’s 2023 Annual Information Form, is available

on the
Bank’s website at http://www.td.com as well as on SEDAR+

at http://www.sedarplus.ca and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the
United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under,

applicable
Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995 . Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s

2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings
“Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance, and Wholesale
Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment,

and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”,

“outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”,
“target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity,

commodity, foreign exchange, interest rate,

and credit spreads), operational (including
technology, cyber security,

and infrastructure), model, insurance, liquidity,

capital adequacy, legal, regulatory compliance and

conduct, reputational, environmental and social, and other
risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operat es; geopolitical risk; inflation, rising rates and recession;
regulatory oversight and compliance risk;

the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions
and dispositions and integration of acquisitions,

the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other
strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the
Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to,
or application of, current laws,

rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and
new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;

environmental and social risk (including climate change);
exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate

(IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and

the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on
www.td.com. All such factors, as well as other uncertainties and potential events,

and the inherent uncertainty of forward-looking statements, should be considered carefully when making
decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal

and Commercial Banking, U.S. Retail, Wealth Management and
Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024”

for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Results of operations
Total revenue – reported 1 $ 13,819 $ 13,714 $ 12,397 $ 27,533 $ 24,598
Total revenue – adjusted 1,2 13,883 13,771 12,570 27,654 25,647
Provision for (recovery of) credit losses 1,071 1,001 599 2,072 1,289
Insurance service expenses (ISE) 1 1,248 1,366 1,118 2,614 2,282
Non-interest expenses – reported 1 8,401 8,030 6,756 16,431 14,868
Non-interest expenses – adjusted 1,2 7,084 7,125 6,462 14,209 12,799
Net income – reported 1 2,564 2,824 3,306 5,388 4,887
Net income – adjusted
1,2
3,789 3,637 3,707 7,426 7,861
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 928.1 $ 904.3 $ 849.6 $ 928.1 $ 849.6
Total assets 1,966.7 1,910.9 1,924.8 1,966.7 1,924.8
Total deposits 1,203.8 1,181.3 1,189.4 1,203.8 1,189.4
Total equity 112.0 112.4 116.2 112.0 116.2
Total risk-weighted assets 3 602.8 579.4 549.4 602.8 549.4
Financial ratios
Return on common equity (ROE) – reported 1,4 9.5% 10.9% 12.4% 10.2% 9.1%
Return on common equity – adjusted
1,2
14.5 14.1 14.0 14.3 15.0
Return on tangible common equity (ROTCE) 1,2,4 13.0 14.9 16.5 13.9 12.3
Return on tangible common equity – adjusted 1,2 19.2 18.7 18.3 18.9 19.7
Efficiency ratio – reported 1,4 60.8 58.6 54.5 59.7 60.4
Efficiency ratio – adjusted, net of ISE 1,2,4,5 56.1 57.4 56.4 56.7 54.8
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.47 0.44 0.28 0.45 0.30
Common share information – reported (Canadian dollars)
Per share earnings 1
Basic $ 1.35 $ 1.55 $ 1.69 $ 2.90 $ 2.52
Diluted 1.35 1.55 1.69 2.89 2.52
Dividends per share 1.02 1.02 0.96 2.04 1.92
Book value per share 4 57.69 57.34 57.08 57.69 57.08
Closing share price 6 81.67 81.67 82.07 81.67 82.07
Shares outstanding (millions)
Average basic 1,762.8 1,776.7 1,828.3 1,769.8 1,824.4
Average diluted 1,764.1 1,778.2 1,830.3 1,771.2 1,826.6
End of period 1,759.3 1,772.1 1,838.5 1,759.3 1,838.5
Market capitalization (billions of Canadian dollars) $ 143.7 $ 144.7 $ 150.9 $ 143.7 $ 150.9
Dividend yield 4 5.1% 4.9% 4.5% 5.0% 4.4%
Dividend payout ratio
4
75.6 65.7 56.7 70.3 76.2
Price-earnings ratio 1,4 13.8 13.1 10.4 13.8 10.4
Total shareholder return (1 year)
4
4.5 (6.9) (7.5) 4.5 (7.5)
Common share information – adjusted (Canadian dollars) 1,2
Per share earnings
1
Basic $ 2.04 $ 2.01 $ 1.91 $ 4.05 $ 4.15
Diluted 2.04 2.00 1.91 4.04 4.14
Dividend payout ratio 49.9% 50.7% 50.2% 50.3% 46.2%
Price-earnings ratio
1
10.5 10.6 9.8 10.5 9.8
Capital ratios 3
Common Equity Tier 1 Capital ratio 13.4% 13.9% 15.3% 13.4% 15.3%
Tier 1 Capital ratio 15.1 15.7 17.3 15.1 17.3
Total Capital ratio 17.1 17.6 19.7 17.1 19.7
Leverage ratio 4.3 4.4 4.6 4.3 4.6
TLAC ratio 30.6 30.8 34.2 30.6 34.2
TLAC Leverage ratio 8.7 8.6 9.0 8.7 9.0
1

For the three and six months ended April

30, 2023, certain amounts have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17). Refer to Note 2 of the Bank’s second
quarter 2024 Interim Consolidated Financial Statements for further details.
2

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP,

and refers to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant

Events” and “How We Performed”
sections of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
3

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section of this document for further details.
4

For additional information about this metric, refer to the Glossary of this document.
5

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q2 2024: $12,635 million, Q1 2024: $12,405 million, Q2 2023: $11,

452 million, 2024 YTD: $25,040 million, 2023 YTD: $23,365 million. Effective the first quarter of 2024, the composition
of this non-GAAP ratio and the comparative amounts have been revised.

Toronto Stock Exchange closing market

price.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

SIGNIFICANT EVENTS

a) Provision for Investigations Related to the Bank’s AML Program
In the second quarter of 2024, the Bank recorded

an initial provision of $615 million (US$450

million) in connection with discussions

with one of its U.S. regulators,
related to previously disclosed regulatory and

law enforcement investigations of the

Bank’s U.S.
Bank Secrecy Act

(BSA)/Anti-Money Laundering (AML)

program.
For further details, refer to Note 19 of the Bank’s

second quarter

2024 Interim Consolidated Financial

Statements.
b) Restructuring Charges
The Bank continued to undertake certain

measures in the second quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $165 million

of restructuring charges which primarily

relate to employee severance and other

personnel-related costs and real estate
optimization. Next quarter, we expect to incur additional restructuring charges of approximately $50 million, and

to conclude our restructuring program.
c) Federal Deposit Insurance Corporation Special

Assessment
On November 16, 2023, the FDIC announced

a final rule that implements a special assessment

to recover the losses to the Deposit Insurance

Fund arising from
the protection of uninsured depositors during

the U.S. bank failures in the spring of 2023.

The special assessment resulted in the recognition

of $411 million
(US$300 million) pre-tax in non-interest expenses

in the first quarter of the Bank’s fiscal 2024.
On February 23, 2024, the FDIC notified

all institutions subject to the special assessment

that its estimate of total losses has increased

compared to the amount
communicated with the final rule in November

2023. Accordingly, the Bank recognized an additional expense for the special assessment of $103 million
(US$75 million)
in the second quarter of the Bank’s

fiscal 2024. The final amount of the Bank’s special

assessment may be further updated as

the FDIC
determines the actual losses to the Deposit

Insurance Fund. The FDIC plans

to provide institutions subject to the special

assessment with an updated estimate
with its first quarter 2024 special assessment

invoice, to be released in June 2024.
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves more than 27.5 million customers

in four key businesses operating in a number

of locations in financial centres around

the globe: Canadian
Personal and Commercial Banking, including

TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient

Bank
® ,
TD Auto Finance U.S., TD Wealth (U.S.), and

an investment in The Charles Schwab

Corporation; Wealth Management and Insurance, including

TD Wealth
(Canada), TD Direct Investing, and TD Insurance;

and Wholesale Banking, including TD Securities

and TD Cowen. TD also ranks among

the world’s leading
online financial services firms, with more

than 17 million active online and mobile customers.

TD had $1.97 trillion in assets on April 30,

2024. The Toronto-
Dominion Bank trades under the symbol “TD”

on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS and refers to results prepared

in accordance with IFRS as “reported”
results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are

historical, non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported
results. Items of note are items which

management does not believe are indicative of

underlying business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, net of ISE, and adjusted effective income

tax rate. The Bank believes that non-GAAP
financial measures and non-GAAP ratios

provide the reader with a better understanding

of how management views the Bank’s performance.

Non-GAAP financial
measures and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other
issuers. Supplementary financial measures

depict the Bank’s financial performance and

position, and capital management

measures depict the Bank’s capital
position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is

comprised of agreements with certain

U.S. retailers pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present

the gross amount of revenue and PCL related

to these portfolios in the Bank’s
Interim Consolidated Statement of Income. At

the segment level, the retailer program partners’

share of revenues and credit losses is presented

in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income (loss) included

in the U.S. Retail segment includes only

the portion of revenue and credit losses

attributable to TD under the
agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On October 6, 2020, the Bank acquired an approximately

13.5% stake in The Charles Schwab Corporation

(“Schwab”) following the completion of

Schwab’s
acquisition of TD Ameritrade Holding Corporation

(“TD Ameritrade”) of which the Bank

was a major shareholder (the “Schwab transaction”).

On August 1, 2022,
the Bank sold 28.4 million non-voting common

shares of Schwab, at a price of US$66.53

per share for proceeds of $2.5 billion (US$1.9

billion), which reduced the
Bank’s ownership interest in Schwab to approximately

12.0%.
The Bank accounts for its investment in

Schwab using the equity method. The U.S.

Retail segment reflects the Bank’s share of

net income from its investment
in Schwab. The Corporate segment net income

(loss) includes amounts for amortization

of acquired intangibles, the acquisition

and integration charges related to
the Schwab transaction, and the Bank’s share of restructuring and other charges incurred by Schwab.

The Bank’s share of Schwab’s earnings available to
common shareholders is reported with

a one-month lag. For further details, refer

to Note 7 of the Bank’s second quarter 2024 Interim

Consolidated Financial
Statements.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”),

which replaced the
2019 Schwab IDA Agreement. Pursuant

to the 2023 Schwab IDA Agreement, the Bank

continues to make sweep deposit accounts

available to clients of Schwab.
Schwab designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits over

FROA are designated as floating-
rate obligations. In comparison to the 2019

Schwab IDA Agreement, the 2023 Schwab

IDA Agreement extends the initial expiration

date by three years to
July 1, 2034 and provides for lower deposit balances

in its first six years,

followed by higher balances in the later

years. Specifically, until September 2025, the
aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option

to buy down up to $6.8 billion
(US$5 billion)

of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits.

Refer to the “Related Party
Transactions” section in the 2023 MD&A for further details.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $0.7

billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of 2024, Schwab had completed its buy down

of the full US$5 billion FROA buydown

allowance and had paid a total of $337

million (US$250 million) in termination
fees to the Bank. The fees were intended to

compensate the Bank for losses incurred

from discontinuing certain hedging relationships

and for lost revenues. The
net impact was recorded in net interest income.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net interest income $ 7,465 $ 7,488 $ 7,428 $ 14,953 $ 15,161
Non-interest income 1 6,354 6,226 4,969 12,580 9,437
Total revenue
1
13,819 13,714 12,397 27,533 24,598
Provision for (recovery of) credit losses 1,071 1,001 599 2,072 1,289
Insurance service expenses 1 1,248 1,366 1,118 2,614 2,282
Non-interest expenses 1 8,401 8,030 6,756 16,431 14,868
Income before income taxes and share

of net income from
investment in Schwab 1 3,099 3,317 3,924 6,416 6,159
Provision for (recovery of) income taxes 1 729 634 859 1,363 1,798
Share of net income from investment in

Schwab
194 141 241 335 526
Net income – reported
1
2,564 2,824 3,306 5,388 4,887
Preferred dividends and distributions on other

equity instruments
190 74 210 264 293
Net income available to common shareholders
1
$ 2,374 $ 2,750 $ 3,096 $ 5,124 $ 4,594
1

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events” or “How We
Performed”

sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Operating results – adjusted
Net interest income 1 $ 7,529 $ 7,545 $ 7,610 $ 15,074 $ 15,472
Non-interest income 1,2,3 6,354 6,226 4,960 12,580 10,175
Total revenue 2 13,883 13,771 12,570 27,654 25,647
Provision for (recovery of) credit losses 1,071 1,001 599 2,072 1,289
Insurance service expenses 2 1,248 1,366 1,118 2,614 2,282
Non-interest expenses 2,4 7,084 7,125 6,462 14,209 12,799
Income before income taxes and share

of net income from
investment in Schwab 4,480 4,279 4,391 8,759 9,277
Provision for income taxes 920 872 967 1,792 2,027
Share of net income from investment in

Schwab
5 229 230 283 459 611
Net income – adjusted 2 3,789 3,637 3,707 7,426 7,861
Preferred dividends and distributions on other

equity instruments
190 74 210 264 293
Net income available to common shareholders

– adjusted
3,599 3,563 3,497 7,162 7,568
Pre-tax adjustments for items of note
Amortization of acquired intangibles 6 (72) (94) (79) (166) (133)
Acquisition and integration charges related

to the Schwab transaction
4,5 (21) (32) (30) (53) (64)
Share of restructuring and other charges

from investment in Schwab
5 – (49) – (49) –
Restructuring charges 4 (165) (291) – (456) –
Acquisition and integration-related charges 4 (102) (117) (73) (219) (94)
Charges related to the terminated First

Horizon (FHN) acquisition
4 – – (154) – (260)
Impact from the terminated FHN acquisition-related
capital hedging strategy 1 (64) (57) (134) (121) (1,010)
Civil matter provision/Litigation settlement 4 (274) – (39) (274) (1,642)
FDIC special assessment 4 (103) (411) – (514) –
Provision for investigations related to the

Bank’s AML program
4 (615) – – (615) –
Less: Impact of income taxes
Amortization of acquired intangibles (10) (15) (12) (25) (20)
Acquisition and integration charges related

to the Schwab transaction
(5) (6) (4) (11) (10)
Restructuring charges (43) (78) – (121) –
Acquisition and integration-related charges (22) (24) (10) (46) (15)
Charges related to the terminated FHN acquisition – – (38) – (64)
Impact from the terminated FHN acquisition-related
capital hedging strategy (16) (14) (33) (30) (249)
Civil matter provision/Litigation settlement (69) – (11) (69) (456)
FDIC special assessment (26) (101) – (127) –
Canada Recovery Dividend (CRD) and

federal tax rate

increase for fiscal 2022 7 – – – – 585
Total adjustments for items of note (1,225) (813) (401) (2,038) (2,974)
Net income available to common shareholders

– reported
$ 2,374 $ 2,750 $ 3,096 $ 5,124 $ 4,594
1

Prior to May 4, 2023, the impact shown covers periods before the termination of the FHN transaction and includes the following components, reported in the Corporate segment: i) mark-
to-market gains (losses) on interest rate swaps recorded in non-interest income – Q2 2023: ($263) million,

Q1 2023: ($998) million, ii) basis adjustment amortization related to de-
designated fair value hedge accounting relationships, recorded in net interest income – Q2 2023: $129 million, Q1

2023: $122 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q2 2023: $311 million, Q1 2023: $251

million. After the
termination of the merger agreement, the residual impact of the strategy is reversed through net interest income

– Q2 2024: ($64)

million, Q1 2024: ($57) million.
2

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
3

Adjusted non-interest income excludes the following item of note:
i. Stanford litigation settlement – Q2 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment.

4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q2 2024: $42 million, Q1 2024: $63 million, Q2 2023: $49 million, Q1 2023:

$24 million, reported in the Corporate segment;
ii. The Bank’s own integration and acquisition costs related to the Schwab transaction – Q2 2024: $16 million, Q1 2024: $23 million, Q2 2023: $18 million, Q1 2023: $21 million

,

reported
in the Corporate segment;
iii. Restructuring charges – Q2 2024: $165 million,

Q1 2024: $291 million, reported in the Corporate segment;

iv. Acquisition and integration-related

charges – Q2 2024: $102 million, Q1 2024: $117

million, Q2 2023: $73 million, Q1 2023: $21 million, reported in the Wholesale Banking segment;

v. Charges related to the terminated

FHN acquisition – Q2 2023: $154 million, Q1 2023: $106 million, reported in the U.S. Retail segment;
vi. Civil matter provision/Litigation settlement – Q2 2024: $274 million in respect of a civil matter, Q1 2023: $1,603 million in respect of the Stanford litigation settlement, reported in the
Corporate segment;
vii. FDIC special assessment – Q2 2024: $103 million, Q1 2024: $411 million,

reported in the U.S. Retail segment; and
viii. Provision for investigations related to the Bank’s AML program

– Q2 2024: $615 million, reported in the U.S. Retail segment.
5

Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis.

The earnings impact of these items is reported in the Corporate segment:
i. Amortization of Schwab-related acquired intangibles – Q2 2024: $30 million, Q1

2024: $31 million, Q2 2023: $30 million, Q1 2023: $30 million;
ii. The Bank’s share of acquisition and integration charges associated with

Schwab’s acquisition of TD Ameritrade – Q2 2024: $5 million, Q1 2024: $9 million,

Q2 2023: $12 million,
Q1 2023: $13 million;
iii. The Bank’s share of restructuring charges incurred by Schwab – Q1 2024:

$27 million;

and
iv. The Bank’s share

of the FDIC special assessment charge incurred by Schwab – Q1 2024: $22 million.
6
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment.

Refer to footnotes 4 and 5 for amounts.

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023,

reported in the Corporate segment.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Basic earnings per share – reported
2
$ 1.35 $ 1.55 $ 1.69 $ 2.90 $ 2.52
Adjustments for items of note 0.69 0.45 0.22 1.15 1.63
Basic earnings per share – adjusted 2 $ 2.04 $ 2.01 $ 1.91 $ 4.05 $ 4.15
Diluted earnings per share – reported 2 $ 1.35 $ 1.55 $ 1.69 $ 2.89 $ 2.52
Adjustments for items of note 0.69 0.45 0.22 1.15 1.63
Diluted earnings per share – adjusted
2
$ 2.04 $ 2.00 $ 1.91 $ 4.04 $ 4.14
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
2

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Schwab 1 $ 30 $ 31 $ 30 $ 61 $ 60
Wholesale Banking related intangibles 27 42 27 69 34
Other 5 6 10 11 19
Included as items of note 62 79 67 141 113
Software and asset servicing rights 104 96 92 200 182
Amortization of intangibles, net of income

taxes
$ 166 $ 175 $ 159 $ 341 $ 295
1

Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was increased

to 11.5% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2024,

compared with 11% in fiscal 2023.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Average common equity $ 101,137 $ 100,269 $ 102,800 $ 100,573 $ 101,750
Net income available to common shareholders

– reported
1
2,374 2,750 3,096 5,124 4,594
Items of note, net of income taxes 1,225 813 401 2,038 2,974
Net income available to common shareholders

– adjusted
1
$ 3,599 $ 3,563 $ 3,497 $ 7,162 $ 7,568
Return on common equity – reported 1 9.5% 10.9% 12.4% 10.2% 9.1%
Return on common equity – adjusted 1 14.5 14.1 14.0 14.3 15.0
1

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Average common equity $ 101,137 $ 100,269 $ 102,800 $ 100,573 $ 101,750
Average goodwill 18,380 18,208 17,835 18,322 17,713
Average imputed goodwill and intangibles on
investments in Schwab 6,051 6,056 6,142 6,062 6,163
Average other acquired intangibles 1 574 615 583 595 525
Average related deferred tax liabilities (228) (231) (210) (230) (195)
Average tangible common equity 76,360 75,621 78,450 75,824 77,544
Net income available to common shareholders

– reported
2 2,374 2,750 3,096 5,124 4,594
Amortization of acquired intangibles, net of income

taxes
62 79 67 141 113
Net income available to common shareholders

adjusted for

amortization of acquired intangibles,

net of income taxes
2 2,436 2,829 3,163 5,265 4,707
Other items of note, net of income taxes 1,163 734 334 1,897 2,861
Net income available to common shareholders

– adjusted
2 $ 3,599 $ 3,563 $ 3,497 $ 7,162 $ 7,568
Return on tangible common equity 2 13.0% 14.9% 16.5% 13.9% 12.3%
Return on tangible common equity – adjusted 2 19.2 18.7 18.3 18.9 19.7
1

Excludes intangibles relating to software and asset servicing rights.
2

For the three and six months ended April

30, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30, 2024 vs. April 30, 2024 vs.
April 30, 2023 April 30, 2023
Increase (Decrease) Increase (Decrease)
U.S. Retail Bank
Total revenue – reported $ 8 $ 17
Total revenue – adjusted 1 8 17
Non-interest expenses – reported 6 12
Non-interest expenses – adjusted 1 4 9
Net income – reported, after-tax 1 3
Net income – adjusted, after-tax 1 2 5
Share of net income from investment in

Schwab
2 1 1
U.S. Retail segment net income – reported,

after-tax
2 4
U.S. Retail segment net income – adjusted,

after-tax
1 3 6
Earnings per share (Canadian dollars)
Basic – reported $ – $ –
Basic – adjusted 1 – –
Diluted – reported – –
Diluted – adjusted 1 – –
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2024 2023 2024 2023
U.S. dollar $ 0.737 $ 0.739 $ 0.738 $ 0.740
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the second quarter of 2024. Shareholder

performance indicators help guide and

benchmark the
Bank’s accomplishments. For the purposes of

this analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are
prepared in accordance with IFRS. Reported

and adjusted results and items of note are

explained in “Non-GAAP and Other Financial

Measures” in the “How We
Performed” section of this document.
●

Adjusted diluted EPS for the six months ended

April 30, 2024, decreased 2% from

the same period last year.

●

Adjusted ROTCE for the six months ended

April 30, 2024, was 18.9%.
●

For the twelve months ended April 30, 2024,

the total shareholder return was 4.5%

compared to the Canadian peer
3 average of 7.2%.
Net Income
Quarterly comparison – Q2 2024 vs. Q2 2023
Reported net income for the quarter was $2,564

million, a decrease of $742 million, or 22%, compared

with the second quarter last year, primarily reflecting

the
impact of the provision for investigations related

to the Bank’s AML program, higher non-interest

expenses, higher PCL, impact of a civil

matter provision, and
restructuring charges, partially offset by higher

revenues. On an adjusted basis, net income

for the quarter was $3,789 million, an increase

of $82 million, or 2%.
3

Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and

The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

By segment, the decrease in reported net income

reflects decreases in U.S. Retail of $826

million and in the Corporate segment of $338

million, partially offset
by increases in Wholesale Banking of

$211 million, in Canadian Personal and Commercial Banking

of $114 million, and in Wealth Management and Insurance of
$97 million.
Quarterly comparison – Q2 2024 vs. Q1 2024

Reported net income

for the quarter decreased $260 million, or

9%, compared with the prior quarter, primarily reflecting

the impact of the provision for
investigations related to the Bank’s AML program

and the impact of a civil matter provision,

partially offset by a lower FDIC special assessment,

lower restructuring
charges, lower insurance service expenses and

higher revenues. Adjusted net income

for the quarter increased $152 million, or 4%.
By segment, the decrease in reported net income

reflects decreases in U.S. Retail of $327

million, in the Corporate segment of $109

million, and in Canadian
Personal and Commercial Banking of

$46 million, partially offset by increases in

Wholesale Banking of $156 million and in

Wealth Management and Insurance of
$66 million.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Reported net income of $5,388 million increased

$501 million, or 10%, compared with the

same period last year. The increase reflects higher revenues and the
prior period impacts of the Stanford litigation

settlement, the terminated FHN acquisition-related

capital hedging strategy and the provision

for income taxes in
connection with the CRD and increase in

the Canadian federal tax rate for fiscal

2022, partially offset by higher non-interest expenses,

the impact of the provision
for investigations related to the Bank’s AML program,

higher PCL, and FDIC special assessment.

Adjusted net income was $7,426 million,

a decrease of
$435 million, or 6%.
By segment, the increase in reported net income

reflects increases in the Corporate segment

of $1,651 million, in Canadian Personal and

Commercial Banking
of $170 million, in Wealth Management and Insurance

of $98 million, and in Wholesale Banking

of $85 million, partially offset by a decrease

in U.S. Retail of
$1,503 million.
Net Interest Income
Quarterly comparison – Q2 2024 vs. Q2 2023
Reported net interest income for the quarter

was $7,465 million, an increase of $37 million

compared with the second quarter last

year, primarily reflecting higher
volumes and margins in Canadian Personal

and Commercial Banking, partially offset

by lower net interest income in Wholesale

Banking. On an adjusted basis,
net interest income was $7,529 million, a

decrease of $81 million, or 1%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$435 million, in the Corporate
segment of $58 million, and in Wealth Management

and Insurance of $46 million, partially offset

by decreases in Wholesale Banking of $309

million and in
U.S. Retail of $193 million.
Quarterly comparison – Q2 2024 vs. Q1 2024

Reported net interest income for the quarter

decreased $23 million, compared with

the prior quarter, primarily reflecting fewer

days in the second quarter, partially
offset by higher volumes and margins in Canadian

Personal and Commercial Banking. On

an adjusted basis, net interest income decreased

$16 million.
By segment, the decrease in reported net interest

income reflects decreases in U.S. Retail of

$58 million, in Canadian Personal and Commercial

Banking of
$21 million, and in Wholesale Banking of $9 million,

partially offset by increases in the Corporate

segment of $46 million and in Wealth Management

and Insurance
of $19 million.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Reported net interest income was $14,953 million,

a decrease of $208 million, or 1%, compared

with the same period last year, reflecting lower

net interest income
in Wholesale Banking and lower volumes and

margins in U.S. Retail, partially offset by

higher volumes and margins in Canadian

Personal and Commercial
Banking, impact from the terminated

FHN acquisition-related capital hedging

strategy, and higher deposit margins in

Wealth Management. On an adjusted basis,
net interest income was $15,074

million, a decrease of $398 million, or

3%.
By segment, the decrease in reported net interest

income reflects decreases in Wholesale

Banking of $636 million and in U.S. Retail

of $461 million, partially
offset by increases in Canadian Personal

and Commercial Banking of $729 million, in

the Corporate segment of $112 million,

and in Wealth Management and
Insurance of $48 million.
Non-Interest Income
Quarterly comparison – Q2 2024 vs. Q2 2023
Reported non-interest income for the quarter

was $6,354 million, an increase of $1,385

million, or 28%. For both reported and adjusted

non-interest income, the
increase primarily reflected higher trading-related

revenue, underwriting fees, and lending

fees in Wholesale Banking, higher insurance premiums,

higher fee-
based revenue commensurate with market

growth and transaction revenue in

Wealth Management, and higher revenue from

treasury and balance sheet
management activities.
By segment, the increase in reported non-interest

income reflects increases in Wholesale

Banking of $832 million, in Wealth Management

and Insurance of
$267 million, in the Corporate segment

of $203 million, and in U.S. Retail of $83

million. Canadian Personal and Commercial Banking

non-interest income was flat
compared with the second quarter last

year.
Quarterly comparison – Q2 2024 vs. Q1 2024
Non-interest income for the quarter increased

$128 million, or 2%, compared with the prior

quarter, primarily reflecting higher underwriting

and advisory fees, and
the net change in fair value of loan underwriting

commitments in Wholesale Banking.
By segment, the increase in non-interest income

reflects increases in Wholesale Banking

of $169 million, in the Corporate segment

of $21 million, and in U.S.
Retail of $2 million, partially offset by decreases

in Wealth Management and Insurance of

$40 million and in Canadian Personal

and Commercial Banking of
$24 million.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Reported non-interest income was $12,580

million, an increase of $3,143 million, or 33%,

compared with the same period last year, primarily reflecting higher
trading-related revenue, underwriting fees, lending

fees, and equity commissions in

Wholesale Banking, the prior period impact of

the terminated FHN acquisition-
related capital hedging strategy, higher insurance

premiums, higher fee-based revenue

commensurate with market growth in

Wealth Management, and higher
revenue from treasury and balance sheet management

activities. Adjusted non-interest income

was $12,580 million, an increase of $2,405

million, or 24%.
By segment, the increase in reported non-interest

income reflects increases in Wholesale

Banking of $1,594 million, in the Corporate

segment of $936 million, in
Wealth Management and Insurance of $485 million,

in U.S. Retail of $127 million, and in

Canadian Personal and Commercial Banking

of $1 million.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Provision for Credit Losses
Quarterly comparison – Q2 2024 vs. Q2 2023
PCL for the quarter was $1,071 million, an increase

of $472 million compared with the

second quarter last year. PCL – impaired was $870 million,

an increase of
$319 million, or 58%, reflecting credit migration

in the consumer and commercial lending portfolios.

PCL – performing was $201 million, an increase

of
$153 million. The performing provisions this

quarter largely reflect current credit

conditions including some credit migration,

and volume growth. Total PCL for the
quarter as an annualized percentage of

credit volume was 0.47%.

By segment, PCL was higher by $220

million in Canadian Personal and Commercial

Banking, by $190 million in U.S. Retail, by $43

million in Wholesale
Banking, by $20 million in the Corporate segment,

and lower by $1 million in Wealth Management

and Insurance.

Quarterly comparison – Q2 2024 vs. Q1 2024

PCL for the quarter was $1,071 million, an increase

of $70 million compared with the prior

quarter. PCL – impaired was $870 million, a decrease of

$64 million,
largely reflecting lower provisions in the

U.S. commercial lending portfolios, and seasonal

trends in the U.S. credit card and auto portfolios,

partially offset by credit
migration in the Canadian commercial lending

portfolios. PCL – performing was $201

million, an increase of $134 million. The performing

provisions this quarter
largely reflect current credit conditions including

some credit migration, and volume growth.

Total PCL for the quarter as an annualized percentage of credit volume was 0.47%.

By segment, PCL was higher by $45 million in

Wholesale Banking,

by $44 million in Canadian Personal and

Commercial Banking, and lower by $14 million

in
the Corporate segment,

and by $5 million in U.S. Retail.

Year-to-date comparison – Q2 2024 vs. Q2 2023
PCL was $2,072 million, an increase

of $783 million compared with the same

period last year. PCL – impaired

was $1,804 million, an increase of

$700 million,
reflecting credit migration in the consumer and

commercial lending portfolios.

PCL – performing was $268 million,

an increase of $83 million. The current

year
performing build reflects volume growth and

credit conditions including some credit migration.

Total PCL as an annualized percentage

of credit volume was 0.45%.
By segment, PCL was higher in U.S. Retail

by $375

million, in Canadian Personal and Commercial

Banking by $316 million, in the Corporate

segment by
$72 million, in Wholesale Banking by $21

million, and lower in Wealth Management and

Insurance by $1 million.
TABLE 9: PROVISION FOR CREDIT LOSSES
1
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 397 $ 364 $ 234 $ 761 $ 454
U.S. Retail 311 377 186 688 398
Wealth Management and Insurance – – 1 – 1
Wholesale Banking (1) 5 5 4 6
Corporate
2
163 188 125 351 245
Total provision for (recovery of) credit losses – Stage 3 870 934 551 1,804 1,104
Provision for (recovery of) credit losses

– Stage 1
and Stage 2 (performing)
Canadian Personal and Commercial

Banking
70 59 13 129 120
U.S. Retail 69 8 4 77 (8)
Wealth Management and Insurance – – – – –
Wholesale Banking 56 5 7 61 38
Corporate
2
6 (5) 24 1 35
Total provision for (recovery of) credit losses – Stage 1
and Stage 2 201 67 48 268 185
Total provision for (recovery of) credit losses $ 1,071 $ 1,001 $ 599 $ 2,072 $ 1,289
-
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance Service Expenses

Quarterly comparison – Q2 2024 vs. Q2 2023
Insurance service expenses for the quarter

were $1,248 million, an increase of $130

million, or 12%, compared with the second quarter

last year, reflecting
business growth, increased claims severity,

and less favourable prior years’ claims

development.
Quarterly comparison – Q2 2024 vs. Q1 2024
Insurance service expenses for the quarter

decreased $118 million, or 9%, compared with the prior quarter, reflecting seasonally lower claims,

and more
favourable prior years’ claims development.
Yearto-date

comparison – Q2 2024 vs. Q2 2023
Insurance service expenses were $2,614

million, an increase of $332 million, or 15%,

compared with the same period last year, reflecting business growth,
increased claims severity,

and less favourable prior years’ claims

development.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q2 2024 vs. Q2 2023
Reported non-interest expenses were $8,401

million, an increase of $1,645 million, or

24%, compared with the second quarter

last year, primarily reflecting the
impact of the provision for investigations related

to the Bank’s AML program, higher employee-related

expenses, including TD Cowen, the impact

of a civil matter
provision, restructuring charges,

investments in our risk and control

infrastructure, and FDIC special assessment.

On an adjusted basis, non-interest expenses
were $7,084 million, an increase of $622

million, or 10%.
By segment, the increase in reported non-interest

expenses reflects increases in the

Corporate segment of $711 million, in U.S. Retail of $575 million,

in
Wholesale Banking of $241 million, in

Wealth Management and Insurance of $64 million,

and in Canadian Personal and Commercial

Banking of $54 million.
The Bank’s reported efficiency ratio was 60.8%, compared

to 54.5% in the second quarter last year. The Bank’s adjusted efficiency ratio, net of ISE was 56.1%,
compared with 56.4% in the second quarter

last year.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Quarterly comparison – Q2 2024 vs. Q1 2024
Reported non-interest expenses increased

$371 million, or 5%, compared with the prior

quarter, primarily reflecting the impact of the provision

for investigations
related to the Bank’s AML program, partially offset

by a lower FDIC special assessment.

Adjusted non-interest expenses decreased

$41 million, or 1%.
By segment, the increase in reported non-interest

expenses reflects increases in the

Corporate segment of $301 million and in

U.S. Retail of $187 million,
partially offset by decreases in Wholesale Banking

of $70 million, in Canadian Personal and

Commercial Banking of $27 million, and in

Wealth Management and
Insurance of $20 million.
The Bank’s reported efficiency ratio was 60.8%, compared

with 58.6% in the prior quarter. The Bank’s adjusted efficiency ratio, net of

ISE was 56.1%,
compared with 57.4% in the prior quarter.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Reported non-interest expenses of $16,431

million increased $1,563 million, or 11%, compared with the

same period last year, primarily reflecting higher
employee-related expenses, including

TD Cowen, the impact of the provision for investigations

related to the Bank’s AML program, FDIC

special assessment,
restructuring charges, and investments in our

risk and control infrastructure, partially offset

by the prior period impact of the Stanford

litigation settlement. On an
adjusted basis, non-interest expenses were

$14,209 million, an increase of $1,410

million, or 11%.
By segment, the increase in reported non-interest

expenses reflects increases in U.S.

Retail of $945 million, in Wholesale Banking of

$858 million, in Canadian
Personal and Commercial Banking of

$175 million, and in Wealth Management and Insurance

of $102 million, partially offset by a decrease in

the Corporate
segment of $517 million.

The Bank’s reported efficiency ratio was 59.7%, compared

with 60.4% in the same period last year. The Bank’s adjusted efficiency ratio, net of ISE was 56.7%,
compared with 54.8%

in the same period last year.
Income Taxes

The Bank’s effective income tax rate on a reported

basis was 23.5% for the current quarter, compared with 21.9%

in the second quarter last year and

19.1% in the
prior quarter. The year-over-year and quarter-over-quarter increases primarily reflect the non-deductible provision

for the investigations related to the Bank’s AML
program,

partially offset by earnings mix.

To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 20.5% for the current quarter, compared with 22.0%

in the
second quarter last year and 20.4% in

the prior quarter. The year-over-year and quarter-over-quarter changes primarily reflect earnings mix.

TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for

Income Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Income taxes at Canadian statutory income
tax rate

$ 861 27.8% $ 920 27.7% $ 1,089 27.8% $ 1,780 27.8% $ 1,709 27.8%
Increase (decrease) resulting from:
Dividends received (3) (0.1) (19) (0.6) (26) (0.7) (11) (0.2) (53) (0.9)
Rate differentials on international operations 1 (124) (4.0) (271) (8.2) (217) (5.5) (395) (6.2) (444) (7.2)
Other (5) (0.2) 4 0.2 13 0.3 (11) (0.2) 586 9.5
Provision for income taxes and effective

income tax rate – reported 2 $ 729 23.5% $ 634 19.1% $ 859 21.9% $ 1,363 21.2% $ 1,798 29.2%
Total adjustments for items of note 191 238 108 429 229
Provision for income taxes and effective

income tax rate – adjusted 2 $ 920 20.5% $ 872 20.4% $ 967 22.0% $ 1,792 20.5% $ 2,027 21.8%
1

These amounts reflect tax credits as well as international earnings mix.
2

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
Canadian Tax Measures
On November 30, 2023, Parliament introduced

Bill C-59, which advances certain tax

measures introduced in the Canadian Federal

budget presented on March
28, 2023. Bill C-59 denies the dividend received

deduction in respect of dividends received

by certain financial institutions on shares

that are mark-to-market
property, subject to a minor carve out for dividends on certain preferred shares, as well as imposes a 2%

tax on the net value of share repurchases by public
corporations in Canada. The legislation,

which is not yet substantively enacted, proposes

that these measures be effective beginning January

1, 2024.
International Tax Reform – Pillar Two Global Minimum Tax
The Organisation for Economic Co-operation

and Development published Pillar Two model rules as part

of its efforts toward international tax reform.

The Pillar
Two model rules provide for the implementation of a 15%

global minimum tax for large multinational

enterprises, which is to be applied on a jurisdiction-by-
jurisdiction basis. Pillar Two legislation has been enacted

or substantively enacted in certain jurisdictions

in which the Bank operates. On May

2, 2024, the
Government of Canada introduced Bill

C-69, which includes the
Global Minimum Tax Act
addressing the Pillar Two model rules. The rules will be

effective for the
Bank in Canada and other jurisdictions for

the fiscal year beginning on November

1, 2024. The Bank is assessing its potential

exposure to Pillar Two income
taxes.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

ECONOMIC SUMMARY AND OUTLOOK

The global economy continued to outperform

expectations to start calendar 2024,

despite geopolitical risks. Inflation has generally

continued to cool across the
G-7, and central banks are expected to

start lowering interest rates soon. However, the pace of

decline is expected to be gradual with central

bankers vigilant on
inflation risks. In addition, the evolution of

geopolitical risks maintains a degree of

uncertainty on both the economic outlook and

the inflation trajectory.
U.S. domestic demand started the year on

a solid path. Real GDP growth downshifted

in the first calendar quarter of 2024

from a very rapid pace in the second
half of 2023, but this was due in large part to

a drag from net exports. Domestic demand

turned in a sturdy performance of 2.8%

growth on a quarter-over-quarter
annualized basis, reflecting both consumer

spending and business investment. Both

advanced by almost 3% in inflation-adjusted

terms. However, government
spending cooled to a greater extent.
Based on the April 2024 data, the U.S. job

market was still tight with the unemployment

rate historically low at 3.9%. Even

so, the labour market is showing
signs of cooling, including a deceleration in job

openings and wage growth. TD Economics

expects this trend to continue. This would

help halt a recent upturn in
inflation that prompted the Federal Reserve

to signal that interest rates will need to remain

higher for longer.
TD Economics expects the U.S. Federal

Reserve will lower interest rates from the

current restrictive level of 5.25-5.50% to 5.00-5.25%

by the end of calendar
2024. This means that interest rates

are still expected to weigh on demand through

the year.
In contrast, Canada’s economy slowed notably in

calendar 2023, with real GDP growth of only

1.1% in real terms. TD Economics expects

economic growth to
pick up in the first quarter to above 2%, but

that pace is not expected to be sustained

through the remainder of 2024. Job growth has

slowed below labour force
growth, pushing the unemployment rate higher

to 6.1% in April. TD Economics expects

the unemployment rate to continue to rise in

the months ahead,
contributing

to prolonged weakness in consumer spending.

As a result, TD Economics expects that economic

growth is likely to remain modest through

2024.

Canadian inflation has cooled in recent

months, and the Bank of Canada is widely expected

to cut interest rates in June or July of 2024.

Thereafter, TD
Economics expects the Bank of Canada

to lower interest rates gradually. As a result of interest rates declining more in Canada in comparison to the U.S., there

is
downside risk to the Canadian dollar, which TD Economics

expects will hover in the 70 to 72 U.S. cent

range over the next few quarters.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments: Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities are

grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2023 MD&A, and Note 28

of
the Bank’s Consolidated Financial Statements

for the year ended October 31, 2023. Effective

the first quarter of 2024, certain asset

management businesses
which were previously reported in the

U.S. Retail segment are now reported in the

Wealth Management and Insurance segment.

Comparative period information
has been adjusted to reflect the new alignment.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest

income and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $4

million, compared with
$29 million in the prior quarter and $40 million

in the second quarter last year.
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles,

the acquisition and
integration charges related to the Schwab

transaction,

and the Bank’s share of restructuring and

other charges incurred by Schwab are recorded

in the Corporate
segment.
TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net interest income $ 3,812 $ 3,833 $ 3,377 $ 7,645 $ 6,916
Non-interest income 1,027 1,051 1,027 2,078 2,077
Total revenue 4,839 4,884 4,404 9,723 8,993
Provision for (recovery of) credit losses –

impaired
397 364 234 761 454
Provision for (recovery of) credit losses –

performing
70 59 13 129 120
Total provision for (recovery of) credit losses 467 423 247 890 574
Non-interest expenses 1,957 1,984 1,903 3,941 3,766
Provision for (recovery of) income taxes 676 692 629 1,368 1,299
Net income $ 1,739 $ 1,785 $ 1,625 $ 3,524 $ 3,354
Selected volumes and ratios
Return on common equity 1 32.9% 34.6% 37.4% 33.8% 38.6%
Net interest margin (including on securitized

assets)
2 2.84 2.84 2.74 2.84 2.77
Efficiency ratio 40.4 40.6 43.2 40.5 41.9
Number of Canadian retail branches 1,062 1,062 1,060 1,062 1,060
Average number of full-time equivalent staff 29,053 29,271 28,797 29,163 28,800
1

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Quarterly comparison – Q2 2024 vs. Q2 2023
Canadian Personal and Commercial

Banking net income for the quarter was

$1,739 million, an increase of $114 million, or 7%, compared with the second quarter
last year, reflecting higher revenue, partially offset by higher PCL and non-interest expenses. The annualized

ROE for the quarter was 32.9%, compared

with
37.4% in the second quarter last year.
Revenue for the quarter was $4,839 million, an

increase of $435

million, or 10%, compared with the second quarter

last year. Net interest income was
$3,812 million, an increase of $435 million, or

13%, compared with the second quarter

last year, primarily reflecting volume growth and higher

margins.

Average
loan volumes increased $37 billion, or 7%,

reflecting 7% growth in personal loans

and 7% growth in business loans. Average deposit

volumes increased
$16 billion, or 4%, reflecting 6% growth in

personal deposits, partially offset by 1% decline

in business deposits. Net interest margin

was 2.84%, an increase of
10 basis points (bps), primarily due to higher

margins on deposits, partially offset by lower

margins on loans and changes to balance sheet

mix. Non-interest
income was $1,027 million, flat compared

with the second quarter last year.
PCL for the quarter was $467 million, an increase

of $220 million compared with the second

quarter last year. PCL – impaired was $397 million, an increase of
$163 million, or 70%, reflecting credit migration

in the consumer and commercial lending

portfolios. PCL – performing was $70

million, an increase of $57 million.
The performing provisions this quarter largely

reflect credit conditions, including credit

migration in the commercial and consumer lending

portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.34%,

an increase of 15 bps compared with

the second quarter last year.
Non-interest expenses for the quarter were $1,957

million, an increase of $54 million, or

3%, compared with the second quarter

last year, reflecting higher
spend supporting business growth, including

higher employee-related expenses and

technology costs, partially offset by higher non-credit

provisions in the second
quarter last year.
The efficiency ratio for the quarter was 40.4%,

compared with 43.2% in the second quarter

last year.
Quarterly comparison – Q2 2024 vs. Q1 2024
Canadian Personal and Commercial Banking

net income for the quarter was $1,739

million, a decrease of $46 million, or 3%,

compared with the prior quarter,
reflecting lower revenue and higher PCL, partially

offset by lower non-interest expenses. The annualized

ROE for the quarter was 32.9%, compared

with 34.6% in
the prior quarter.
Revenue decreased $45

million, or 1%, compared with the prior quarter. Net interest income decreased $21 million, or 1%, reflecting

fewer days in the second
quarter, partially offset by volume growth.

Average loan volumes increased $5 billion, or

1%, reflecting 1% growth in personal loans

and 2% growth in business
loans. Average deposit volumes were relatively

flat compared with the prior quarter,

reflecting 1% growth in personal deposits,

offset by 1% decline in business
deposits. Net interest margin was 2.84%,

flat compared with the prior quarter. Non-interest income decreased

$24 million, or 2%, compared with

the prior quarter,
reflecting lower fee revenue.
PCL for the quarter was $467 million, an increase

of $44 million compared with the prior

quarter. PCL – impaired was $397 million, an increase of

$33 million, or
9%, largely reflecting

credit migration in the commercial lending

portfolio. PCL – performing was $70 million,

an increase of $11 million. The performing provisions
this quarter largely reflect credit conditions,

including credit migration in the commercial

and consumer lending portfolios, and

volume growth. Total PCL as an
annualized percentage of credit volume

was 0.34%, an increase of 4 bps compared

with the prior quarter.
Non-interest expenses decreased $27

million, or 1% compared with the prior

quarter, primarily reflecting lower technology costs and employee-related expenses .
The efficiency ratio was 40.4%, compared

with 40.6%, in the prior quarter.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Canadian Personal and Commercial

Banking net income for the six months ended

April 30, 2024, was $3,524 million, an increase

of $170 million, or 5%,
compared with the same period last year, reflecting higher

revenue, partially offset by higher PCL and non-interest

expenses. The annualized ROE for the

period
was 33.8%, compared with 38.6%, in

the same period last year.
Revenue for the period was $9,723

million, an increase of $730

million, or 8%, compared with the same period

last year. Net interest income was
$7,645 million, an increase of $729 million, or

11% compared with the same period last year, reflecting volume growth and higher margins. Average loan volumes
increased $37 billion, or 7%, reflecting 7%

growth in personal loans and 8% growth

in business loans. Average deposit volumes

increased $15 billion, or 3%,
reflecting 6% growth in personal deposits,

partially offset by a 2% decline in business deposits.

Net interest margin was 2.84%, an increase

of 7 bps, primarily due
to higher margins on deposits, partially offset

by lower margins on loans and changes to balance

sheet mix.
Non-interest income was $2,078 million, relatively

flat
compared with the same period last year.
PCL was $890 million, an increase of $316

million compared with the same period last

year. PCL – impaired was $761 million, an increase of $307

million, or
68%, reflecting credit migration in the consumer

and commercial lending portfolios.

PCL – performing was $129 million, an increase

of $9 million. The current year
performing provisions largely reflect

current credit conditions, including credit

migration, and volume growth. Total PCL as an annualized percentage of credit volume was 0.32%, an increase of 10 bps

compared with the same period last year.
Non-interest expenses were $3,941 million,

an increase of $175

million, or 5%, compared with the same period

last year, reflecting higher spend supporting
business growth, including higher employee-related

expenses and technology costs.
The efficiency ratio was 40.5%, compared

with 41.9%, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 12: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
Canadian Dollars 2024 2024 2023 2024 2023
Net interest income $

2,841
$

2,899
$

3,034
$

5,740
$

6,201
Non-interest income

606

604

523

1,210

1,083
Total revenue

3,447

3,503

3,557

6,950

7,284
Provision for (recovery of) credit losses –

impaired

311

377

186

688

398
Provision for (recovery of) credit losses –

performing

69

8

4

77
(8)
Total provision for (recovery of) credit losses

380

385

190

765

390
Non-interest expenses – reported

2,597

2,410

2,022

5,007

4,062
Non-interest expenses – adjusted
1,2

1,879

1,999

1,868

3,878

3,802
Provision for (recovery of) income taxes – reported

73
(5)

189

68

393
Provision for (recovery of) income taxes – adjusted 1

99

96

227

195

457
U.S. Retail Bank net income – reported

397

713

1,156

1,110

2,439
U.S. Retail Bank net income – adjusted 1

1,089

1,023

1,272

2,112

2,635
Share of net income from investment in

Schwab
3,4

183

194

250

377

551
Net income – reported $

580
$

907
$

1,406
$

1,487
$

2,990
Net income – adjusted 1

1,272

1,217

1,522

2,489

3,186
U.S. Dollars
Net interest income $

2,094
$

2,141
$

2,241
$

4,235
$

4,589
Non-interest income

446

446

387

892

802
Total revenue

2,540

2,587

2,628

5,127

5,391
Provision for (recovery of) credit losses –

impaired

229

279

137

508

295
Provision for (recovery of) credit losses –

performing

51

6

3

57
(6)
Total provision for (recovery of) credit losses

280

285

140

565

289
Non-interest expenses – reported

1,909

1,779

1,493

3,688

3,005
Non-interest expenses – adjusted 1,2

1,384

1,479

1,380

2,863

2,814
Provision for (recovery of) income taxes – reported

54
(3)

140

51

291
Provision for (recovery of) income taxes – adjusted 1

73

71

168

144

338
U.S. Retail Bank net income – reported

297

526

855

823

1,806
U.S. Retail Bank net income – adjusted 1

803

752

940

1,555

1,950
Share of net income from investment in

Schwab
3,4

136

144

185

280

407
Net income – reported $

433
$

670
$

1,040
$

1,103
$

2,213
Net income – adjusted
1

939

896

1,125

1,835

2,357
Selected volumes and ratios
Return on common equity – reported 5

5.4
%

8.5
%

14.1
%

6.9
%

14.8
%
Return on common equity – adjusted
1,5

11.7

11.3

15.3

11.5

15.8
Net interest margin 1,6

2.99

3.03

3.25

3.01

3.27
Efficiency ratio – reported

75.2

68.8

56.8

71.9

55.7
Efficiency ratio – adjusted 1

54.5

57.2

52.5

55.8

52.2
Assets under administration (billions of U.S.

dollars)
7 $

40
$

40
$

39
$

40
$

39
Assets under management (billions of U.S.

dollars)
7,8

7

7

7

7

7
Number of U.S. retail stores

1,167

1,176

1,164

1,167

1,164
Average number of full-time equivalent staff

27,957

27,985

28,401

27,971

27,987
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated First Horizon acquisition – Q2 2023: $154 million or US$113 million ($116 million or US$85 million after-tax),

Q1 2023: $106 million or
US$78 million ($80 million or US$59 million after-tax);

ii.

FDIC special assessment – Q2 2024: $103 million or US$75 million ($77 million or US$56 million after-tax), Q1 202

4: $411 million or US$300 million

($310 million or US$226 million
after-tax); and
iii.

Provision for investigations related to the Bank’s AML program – Q2 2024: $615 million or US$450 million

(before and after tax).
3
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s second quarter 2024

Interim Consolidated Financial Statements for further details.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

5
Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
6
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest

-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements,

intercompany deposits,

and cash collateral.

The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets.

Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

7
For additional information about this metric, refer to the Glossary of this document.

8
Refer to “How Our Businesses Performed” section regarding alignment of certain asset management businesses from the U.S. Retail segment to the Wealth Management and Insurance segment.
Quarterly comparison – Q2 2024 vs. Q2 2023
U.S. Retail reported net income for the quarter

was $580

million (US$433 million), a decrease of $826

million (US$607 million), or 59% (58% in

U.S. dollars),
compared with the second quarter last

year. On an adjusted basis, net income for the quarter

was $1,272 million (US$939 million), a decrease

of $250 million
(US$186 million), or 16% (17% in U.S. dollars).

The reported and adjusted annualized ROE

for the quarter were 5.4% and 11.7%, respectively, compared with
14.1% and 15.3%, respectively, in the second quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income

for the quarter from the
Bank’s investment in Schwab was $183 million (US$136

million), a decrease of $67 million (US$49

million), or 27% (26% in U.S. dollars).
U.S. Retail Bank reported net income was

$397 million (US$297 million), a decrease

of $759 million (US$558 million), or 66%

(65% in U.S. dollars), compared
with the second quarter last year, primarily reflecting higher non-interest expenses, higher PCL, and lower net interest

income. U.S. Retail Bank adjusted net
income was $1,089 million (US$803

million), a decrease of $183 million (US$137

million), or 14% (15% in U.S. dollars),

compared with the second quarter last
year, reflecting higher PCL and lower net interest income.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Revenue for the quarter was US$2,540 million,

a decrease of US$88 million, or 3%,

compared with the second quarter last

year. Net interest income of
US$2,094 million, decreased US$147 million,

or 7%, driven by lower deposit margins

and volumes, partially offset by higher loan volumes.

Net interest margin of
2.99%, decreased 26 bps, due to lower deposit

margins reflecting higher deposit costs

and lower margins on loans. Non-interest

income of US$446 million
increased US$59 million, or 15%, compared

with the second quarter last year, primarily reflecting fee income growth from increased customer activity and

losses
from the disposition of certain investments

in the prior year.

Average loan volumes increased US$13 billion,

or 7%, compared with the second quarter

last year. Personal loans increased 10%,

reflecting strong mortgage
and auto originations and lower prepayments

in the higher rate environment. Business

loans increased 5%, reflecting good originations

from new customer growth
and slower payment rates. Average deposit volumes

decreased US$21 billion, or 6%, reflecting

an 18% decrease in sweep deposits, a 2%

decrease in business
deposits, partially offset by a 1% increase in personal

deposit volumes. Excluding sweep deposits,

average deposits decreased 1%.
Assets under administration (AUA) were

US$40 billion as at April 30, 2024, an increase

of US$1 billion, or 3%, compared with

the second quarter last year,
reflecting net asset growth. Assets under

Management (AUM) were US$7 billion

as at April 30, 2024, flat compared

with the second quarter last year.
PCL for the quarter was US$280 million,

an increase of US$140 million compared

with the second quarter last year. PCL – impaired was US$229 million, an
increase of US$92 million, or 67%, reflecting

credit migration in the consumer and commercial

lending portfolios. PCL – performing

was US$51 million, an increase
of US$48 million. The performing provisions

this quarter reflect credit conditions and

volume growth, and are largely recorded in

the auto and commercial lending
portfolios. U.S. Retail PCL including only

the Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage of

credit volume was 0.60%,
an increase of 27 bps, compared with

the second quarter last year.
Reported non-interest expenses for the quarter

were US$1,909 million, an increase of

US$416 million, or 28%, compared with the

second quarter last year,
reflecting the impact of the provision for investigations

related to the Bank’s AML program,

and FDIC special assessment, partially

offset by acquisition and
integration-related charges for the terminated

First Horizon transaction in the second

quarter last year. On an adjusted basis, non-interest expenses were relatively
flat, reflecting higher employee-related expenses,

partially offset by productivity initiatives.
The reported and adjusted efficiency ratios for

the quarter were 75.2% and 54.5%, respectively, compared with 56.8%

and 52.5%, respectively, in the second
quarter last year.
Quarterly comparison – Q2 2024 vs. Q1 2024
U.S. Retail reported net income of $580

million (US$433 million), a decrease of

$327 million (US$237 million), or 36% (35%

in U.S. dollars), compared with the
prior quarter. On an adjusted basis, net income for the

quarter was $1,272 million (US$939 million),

an increase of $55 million (US$43 million),

or 5% (5% in
U.S. dollars). The reported and adjusted annualized

ROE for the quarter were 5.4% and 11.7%, respectively, compared with 8.5% and 11.3%, respectively, in the prior quarter.

The contribution from Schwab of $183

million (US$136 million) decreased $11 million (US$8 million), or

6% (6% in U.S. dollars).

U.S. Retail Bank reported net income

was $397 million (US$297 million), a decrease

of $316 million (US$229 million), or 44%

(44% in U.S. dollars), compared
with the prior quarter, primarily reflecting higher non-interest expenses and lower net interest income.

U.S. Retail Bank adjusted net income was

$1,089 million
(US$803 million), an increase of $66

million (US$51 million), or 6% (7% in U.S. dollars),

primarily reflecting lower non-interest expenses,

partially offset by lower
net interest income.

Revenue for the quarter was US$2,540 million,

a decrease of US$47 million, or 2%,

compared with the prior quarter. Net interest income of

US$2,094 million
decreased US$47 million, or 2%, primarily reflecting

the effect of fewer days in the quarter, and lower deposit margins and volumes. Net interest margin of 2.99%
decreased 4 bps quarter-over-quarter due

to balance sheet mix and higher funding

costs. Non-interest income of US$446 million

was flat compared to the prior
quarter.
Average loan volumes increased US$2 billion,

or 1%, compared with the prior quarter. Personal loans

were relatively flat. Business loans increased

1%,
reflecting good originations from new customer

growth and slower payment rates. Average

deposit volumes decreased US$5 billion, or

1%, compared with the
prior quarter, reflecting a 5% decrease in sweep deposits

and a 2% decrease in business deposits,

partially offset by a 2% increase in personal

deposit volume.

AUA were US$40 billion
as at April 30, 2024, flat compared

with the prior quarter. AUM were US$7 billion, flat compared with the prior quarter.
PCL for the quarter was US$280 million,

a decrease of US$5 million compared

with the prior quarter. PCL – impaired was US$229 million, a decrease of
US$50 million, or 18%, reflecting lower provisions

in the commercial lending portfolios,

and seasonal trends in credit card and auto

portfolios. PCL – performing
was US$51 million, an increase of US$45

million. The performing provisions this quarter

reflect credit conditions and volume growth,

and are largely recorded in
the auto and commercial lending portfolios.

U.S. Retail PCL including only the Bank’s share

of PCL in the U.S. strategic cards portfolio,

as an annualized
percentage of credit volume was 0.60%, a

decrease of 1 basis point,

compared with the prior quarter.

Reported non-interest expenses for the quarter

were US$1,909 million, an increase of

US$130 million, or 7%, compared to the prior

quarter, primarily reflecting
the impact of the provision for investigations

related to the Bank’s AML program
and additional FDIC special assessment,

partially offset by the initial FDIC special
assessment in the prior quarter, and lower operating expenses.

On an adjusted basis, non-interest expenses

decreased US$95 million, or 6%, due

to seasonality
of expenses and the impact of productivity initiatives.
The reported and adjusted efficiency ratios for

the quarter were 75.2% and 54.5%, respectively, compared with 68.8%

and 57.2%, respectively, in the prior
quarter.
Year-to-date comparison – Q2 2024 vs. Q2 2023
U.S. Retail reported net income for the

six months ended April 30, 2024, was $1,487

million (US$1,103 million), a decrease of

$1,503 million (US$1,110 million), or
50% (50% in U.S. dollars), compared with

the same period last year. On an adjusted basis, net income

for the period was $2,489

million (US$1,835 million), a
decrease of $697 million (US$522 million),

or 22% (22% in U.S. dollars). The reported

and adjusted annualized ROE for the

period were 6.9% and 11.5%,
respectively, compared with 14.8% and 15.8%, respectively, in the same period last year.
The contribution from Schwab of $377

million (US$280 million), decreased $174 million

(US$127 million), or 32% (31% in

U.S. dollars).
U.S. Retail Bank reported net income

for the period was $1,110

million (US$823 million), a decrease of $1,329

million (US$983 million), or 54% (54%

in U.S.
dollars), compared with the same period

last year, reflecting higher non-interest expenses, higher PCL, and lower net interest income.

U.S. Retail Bank adjusted
net income was $2,112 million (US$1,555 million), a decrease of

$523 million (US$395 million), or 20%

(20% in U.S. dollars), primarily reflecting higher

PCL,
higher non-interest expenses, and lower net

interest income.

Revenue for the period was US$5,127

million, a decrease of US$264 million, or 5%,

compared with the same period last year. Net interest income of
US$4,235 million decreased US$354

million, or 8%, primarily reflecting lower deposit

margins and volumes, partially offset by higher

loan volumes.

Net interest
margin of 3.01%, decreased 26 bps, due

to lower deposit margins reflecting higher deposit

costs and lower margins on loans.

Non-interest income of
US$892 million increased US$90 million,

or 11%, primarily reflecting fee income growth from increased customer activity and higher valuation on

certain
investments in the prior year.
Average loan volumes increased US$15 billion,

or 8%, compared with the same period

last year. Personal loans increased 10%, reflecting good

originations
and slower payment rates across portfolios.

Business loans increased 6%, reflecting

good originations from new customer

growth, and slower payment rates.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Average deposit volumes decreased US$27 billion,

or 8%, reflecting a 20% decrease in sweep

deposits and a 3% decrease in business

deposits. Personal
deposit volumes

were flat. Excluding sweep deposits, average

deposits decreased 1%.
PCL was US$565 million, an increase of

US$276 million compared with the same period

last year. PCL – impaired was US$508 million, an increase

of
US$213 million, or 72%, reflecting credit

migration in the consumer and commercial lending

portfolios. PCL – performing was a build of

US$57 million, compared
with a recovery of US$6 million in the prior

year. The current year performing provisions largely reflect current conditions, including credit migration,

and volume
growth. U.S. Retail PCL including

only the Bank’s share of PCL in the U.S. strategic

cards portfolio, as an annualized percentage

of credit volume was 0.60%, an
increase of 27 bps,

compared with the same period last

year.
Reported non-interest expenses for the period

were US$3,688 million, an increase of US$683

million, or 23%, compared with the same

period last year,
reflecting the impact of the provision for investigations

related to the Bank’s AML program,

FDIC special assessment, and higher

operating expenses, partially
offset by acquisition and integration-related charges

for the terminated First Horizon transaction

in the same period last year. On an adjusted basis, non-interest expenses increased US$49 million, or 2%, reflecting

higher employee-related expenses.
The reported and adjusted efficiency ratios for

the quarter were 71.9% and 55.8%, respectively, compared with 55.7%

and 52.2%, respectively, for the same
period last year.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates

and Joint Ventures of the Bank’s second quarter 2024

Interim Consolidated Financial Statements

for further information
on Schwab.
TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net interest income $ 304 $ 285 $ 258 $ 589 $ 541
Non-interest income 1 2,810 2,850 2,543 5,660 5,175
Total revenue 3,114 3,135 2,801 6,249 5,716
Provision for (recovery of) credit losses –

impaired
– – 1 – 1
Provision for (recovery of) credit losses –

performing
– – – – –
Total provision for (recovery of) credit losses – – 1 – 1
Insurance service expenses 1 1,248 1,366 1,118 2,614 2,282
Non-interest expenses 1 1,027 1,047 963 2,074 1,972
Provision for (recovery of) income taxes 218 167 195 385 383
Net income $ 621 $ 555 $ 524 $ 1,176 $ 1,078
Selected volumes and ratios
Return on common equity 1,2 40.8% 37.5% 38.0% 39.2% 38.6%
Efficiency ratio 1 33.0 33.4 34.4 33.2 34.5
Efficiency ratio, net of ISE 1,3 55.0 59.2 57.2 57.1 57.4
Assets under administration (billions of Canadian

dollars)
4 $ 596 $ 576 $ 549 $ 596 $ 549
Assets under management (billions of Canadian

dollars)
489 479 460 489 460
Average number of full-time equivalent staff 15,163 15,386 16,454 15,276 16,426
1

For the three and six months ended April 30, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s second quarter 2024 Interim
Consolidated Financial Statements for further details.
2

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q2 2024: $1,866 million, Q1 2024: $1,769 million,
Q2 2023: $1,683 million, 2024 YTD: $3,635 million, 2023 YTD: $3,434 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
4

Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q2 2024 vs. Q2 2023
Wealth Management and Insurance net income

for the quarter was $621 million, an increase

of $97 million, or 19%, compared with

the second quarter last year,
reflecting higher revenue, partially offset by higher

insurance service expenses and non-interest

expenses. The annualized ROE for the quarter

was 40.8%,
compared with 38.0% in the second quarter

last year.
Revenue for the quarter was $3,114 million, an increase of $313 million, or 11%, compared with the second quarter last year. Non-interest income was
$2,810 million, an increase of $267 million, or

10%, reflecting higher insurance

premiums, fee-based revenue commensurate

with market growth and transaction
revenue. Net interest income was $304

million, an increase of $46 million, or 18%,

compared with the second quarter last

year, reflecting higher deposit margins.

AUA were $596 billion as at April 30, 2024, an

increase of $47 billion, or 9%, compared

with the second quarter last year, reflecting market appreciation and net
asset growth. AUM were $489 billion as at

April 30, 2024, an increase of $29 billion,

or 6%, compared with the second quarter

last year, primarily reflecting market
appreciation.

Insurance service expenses for the quarter

were $1,248 million, an increase of $130

million, or 12%, compared with the second quarter

last year, reflecting
business growth, increased claims severity and

less favourable prior years’ claims development.
Non-interest expenses for the quarter were $1,027

million, an increase of $64 million, or

7%, compared with the second quarter

last year, reflecting higher
variable compensation commensurate

with higher revenues, and technology costs.
The efficiency ratio for the quarter was 33.0%,

compared with 34.4% in the second quarter

last year. The efficiency ratio, net of ISE for the quarter was 55.0%, compared with 57.2% in the second quarter

last year.

Quarterly comparison – Q2 2024 vs. Q1 2024
Wealth Management and Insurance net income

for the quarter was $621 million, an increase

of $66 million, or 12%, compared with the prior

quarter, primarily
reflecting higher earnings in the wealth management

business. The annualized ROE for the quarter

was 40.8%, compared with 37.5% in the prior

quarter.
Revenue decreased $21 million, or 1%, compared

with the prior quarter. Non-interest income decreased $40 million,

or 1%, reflecting lower revenue in

the
insurance business, partially offset by higher fee-based

and transaction revenue in the wealth

management business.

Net interest income increased $19 million,

or
7%, reflecting higher deposit margins.

AUA increased $20 billion, or 3%, compared

with the prior quarter, reflecting market appreciation and net asset growth.

AUM increased $10 billion, or 2%,
compared with prior quarter, primarily reflecting market appreciation.
Insurance service expenses for the quarter

decreased $118 million, or 9%, compared with the prior quarter, reflecting seasonally lower claims and more
favourable prior years’ claims development.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Non-interest expenses decreased $20 million,

or 2%, compared with the prior quarter, reflecting lower

employee-related expenses.
The efficiency ratio for the quarter was 33.0%,

compared with 33.4% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 55.0%, compared
with 59.2% in the prior quarter.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Wealth Management and Insurance net income

for the six months ended April 30, 2024, was

$1,176 million, an increase of $98 million, or

9%, compared with the
same period last year, reflecting higher revenues, partially offset by higher insurance service expenses and

non-interest expenses. The annualized ROE

for the
period was 39.2%, compared with 38.6%,

in the same period last year.

Revenue for the period was $6,249 million,

an increase of $533 million, or 9%,

compared with same period last year. Non-interest income increased
$485 million, or 9%, reflecting higher insurance

premiums, and fee-based revenue commensurate

with market growth. Net interest income

increased $48 million,
or 9%, reflecting higher investment income in

the insurance business, and higher deposit

margins, partially offset by lower deposit volumes

in the wealth
management business.
Insurance service expenses were $2,614

million, an increase of $332 million, or 15%,

compared with the same period last year, reflecting business growth,
increased claims severity and less favourable

prior years’ claims development.

Non-interest expenses were $2,074 million,

an increase of $102 million, or 5%,

compared with the same period last year, reflecting higher variable compensation commensurate with higher

revenues, and technology costs.
The efficiency ratio for the period was 33.2%, compared

with 34.5% for the same period last

year. The efficiency ratio, net of ISE for the period was 57.1%, compared with 57.4% in the same period last

year.
TABLE 14: WHOLESALE BANKING 1
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net interest income (TEB) $ 189 $ 198 $ 498 $ 387 $ 1,023
Non-interest income 1,751 1,582 919 3,333 1,739
Total revenue 1,940 1,780 1,417 3,720 2,762
Provision for (recovery of) credit losses –

impaired
(1) 5 5 4 6
Provision for (recovery of) credit losses –

performing
56 5 7 61 38
Total provision for (recovery of) credit losses 55 10 12 65 44
Non-interest expenses – reported 1,430 1,500 1,189 2,930 2,072
Non-interest expenses – adjusted 2,3 1,328 1,383 1,116 2,711 1,978
Provision for (recovery of) income taxes

(TEB) – reported
94 65 66 159 165
Provision for (recovery of) income taxes

(TEB) – adjusted
2 116 89 76 205 180
Net income – reported $ 361 $ 205 $ 150 $ 566 $ 481
Net income – adjusted 2 441 298 213 739 560
Selected volumes and ratios
Trading-related revenue (TEB) 4 $ 693 $ 730 $ 482 $ 1,423 $ 1,144
Average gross lending portfolio (billions of Canadian

dollars)
5 96.3 96.2 95.2 96.3 96.1
Return on common equity – reported 6 9.2% 5.3% 4.5% 7.3% 7.0%
Return on common equity – adjusted 2,6 11.3 7.6 6.4 9.5 8.2
Efficiency ratio – reported 73.7 84.3 83.9 78.8 75.0
Efficiency ratio – adjusted 2 68.5 77.7 78.8 72.9 71.6
Average number of full-time equivalent staff 7,077 7,100 6,510 7,089 5,937
1

Effective March 1, 2023, Wholesale Banking results include the acquisition of Cowen Inc.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
3

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition

– Q2 2024: $102 million ($80 million after-tax), Q1 2024:
$117 million ($93 million after-tax), Q2 2023: $73 million ($63 million after

-tax), Q1 2023: $21 million ($16 million after-tax).
4

Includes net interest income (loss) TEB of ($118) million (Q1

2024: $(54) million, Q2 2023: $285 million, Q1 2023: $261 million), and trading income (loss) of

$811 million (Q1 2024:
$784 million, Q2 2023: $197 million, Q1 2023: $401 million). Trading-related revenue

(TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the
“How We Performed” section and the Glossary of this document for additional information about this metric.
5

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
6

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
Quarterly comparison – Q2 2024 vs. Q2 2023
Wholesale Banking reported net income for

the quarter was $361 million, an increase

of $211 million, compared with the second quarter last year, primarily reflecting higher revenues, partially offset by higher

non-interest expenses. On an adjusted

basis, net income was $441 million, an increase

of $228

million.
Revenue for the quarter, including TD Cowen, was $1,940

million, an increase of $523 million, or 37%,

compared with the second quarter last

year. Higher
revenue primarily reflects higher trading-related

revenue, underwriting fees, and lending

revenue.
PCL for the quarter was $55 million, an increase

of $43 million compared with the second

quarter last year. PCL – impaired was a recovery of $1 million.

PCL –
performing was $56 million, an increase of

$49 million compared to the prior year, reflecting a higher

build in the current quarter largely related

to credit migration
across various industries.
Reported

non-interest expenses for the quarter, including TD Cowen,

were $1,430 million, an increase of $241

million, or 20%, compared with the second
quarter last year, primarily reflecting higher variable compensation commensurate with higher revenues,

TD Cowen and the associated acquisition

and integration-
related costs. On an adjusted basis, non-interest

expenses were $1,328 million, an increase

of $212

million, or 19%.
Quarterly comparison – Q2 2024 vs. Q1 2024
Wholesale Banking reported net income for

the quarter was $361 million, an increase

of $156 million, or 76%, compared with

the prior quarter, primarily reflecting
higher revenues, and lower non-interest expenses,

partially offset by higher PCL. On an adjusted

basis, net income was $441 million, an increase

of $143 million,
or 48%.
Revenue for the quarter increased $160 million,

or 9%, compared with the prior quarter. Higher revenue primarily reflects higher underwriting and

advisory fees,
and the net change in fair value of loan underwriting

commitments.
PCL for the quarter was $55 million, an increase

of $45 million compared with the prior quarter. PCL – impaired was a recovery of $1 million. PCL – performing
was $56 million, an increase of $51 million

compared to the prior quarter, reflecting a higher build

in the current quarter largely related

to credit migration across
various industries.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Reported non-interest expenses for the quarter

decreased $70 million, or 5%, compared

with the prior quarter, primarily reflecting a provision of $102 million
taken in connection with the U.S. record keeping

matter recorded in the prior period,

partially offset by higher variable compensation

commensurate with higher
revenues. On an adjusted basis, non-interest expenses

decreased $55 million or 4%.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Wholesale Banking reported net income for

the six months ended April 30, 2024

was $566 million, an increase of $85 million,

or 18%, compared with the same
period last year, reflecting higher revenues, partially offset by higher non-interest expenses. On an adjusted basis, net

income was $739

million, an increase of
$179 million, or 32%.
Revenue,

including TD Cowen,

was $3,720 million, an increase of $958 million,

or 35%, compared with the same period

last year. Higher revenue primarily
reflects higher trading-related revenue,

underwriting fees, lending revenue largely

from syndicated and leveraged finance, and

equity commissions.

PCL was $65 million, an increase of $21

million compared with the same period

last year. PCL – impaired was $4 million. PCL – performing

was $61

million, an
increase of $23 million compared to the prior

year. The current year performing provisions largely reflect credit migration across various industries.

Reported non-interest expenses were $2,930

million, an increase of $858 million, or 41%,

compared with the same period last year, reflecting TD

Cowen and
the associated acquisition and integration-related

costs, higher variable compensation commensurate

with higher revenues, as well as a provision

taken in
connection with the U.S. record keeping

matter. On an adjusted basis, non-interest expenses were

$2,711 million, an increase of $733

million or 37%.
TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Net income (loss) – reported $ (737) $ (628) $ (399) $ (1,365) $ (3,016)
Adjustments for items of note
Amortization of acquired intangibles 72 94 79 166 133
Acquisition and integration charges related

to the Schwab transaction
21 32 30 53 64
Share of restructuring and other charges

from investment in Schwab
– 49 – 49 –
Restructuring charges 165 291 – 456 –
Impact from the terminated FHN acquisition-related

capital hedging strategy
64 57 134 121 1,010
Civil matter provision/Litigation settlement 274 – 39 274 1,642
Less: impact of income taxes
CRD and federal tax rate increase for fiscal

2022
– – – – (585)
Other items of note 143 113 60 256 735
Net income (loss) – adjusted 1 $ (284) $ (218) $ (177) $ (502) $ (317)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 2 $ (411) $ (254) $ (191) $ (665) $ (382)
Other 127 36 14 163 65
Net income (loss) – adjusted 1 $ (284) $ (218) $ (177) $ (502) $ (317)
Selected volumes
Average number of full-time equivalent staff 23,270 23,437 22,656 23,354 22,244
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q2 2024 vs. Q2 2023
Corporate segment’s reported net loss

for the quarter was $737 million, compared

with a reported net loss of $399 million

in the second quarter last year.

The
higher net loss primarily reflects the impacts

of a civil matter provision, higher risk

and control expenses and restructuring

charges, partially offset by higher
revenue from treasury and balance sheet activities

in the current quarter. Net corporate expenses

increased $220 million compared to

the prior year, primarily
reflecting investments in our risk and control

infrastructure. The adjusted net loss for

the quarter was $284 million, compared

with an adjusted net loss of $177
million in the second quarter last year.

Quarterly comparison – Q2 2024 vs. Q1 2024
Corporate segment’s reported net loss

for the quarter was $737 million, compared

with a reported net loss of $628 million

in the prior quarter. The higher net

loss
reflects higher risk and control expenses

and the impact of a civil matter provision,

partially offset by lower restructuring charges

and higher revenue from treasury
and balance sheet management activities.

Net corporate expenses increased $157

million compared to the prior quarter, primarily reflecting investments in our risk
and control infrastructure. The adjusted net

loss for the quarter was $284 million,

compared with an adjusted net loss of $218

million in the prior quarter.
Year-to-date comparison – Q2 2024 vs. Q2 2023
Corporate segment’s reported net loss

for the six months ended

April 30, 2024 was $1,365 million, compared

with a reported net loss of $3,016 million in

the same
period last year. The lower net loss primarily

reflects the prior period impacts of

the Stanford litigation settlement, the terminated

FHN acquisition-related capital
hedging strategy and provision for income taxes

in connection with the CRD and increase

in the Canadian federal tax rate for fiscal

2022, partially offset by
restructuring charges and risk and control

expenses in the current period. The adjusted

net loss for the six months ended

April 30, 2024 was $502 million,
compared with an adjusted net loss of $317

million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2024 2023 2022
Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31
Net interest income $ 7,465 $ 7,488 $ 7,494 $ 7,289 $ 7,428 $ 7,733 $ 7,630 $ 7,044
Non-interest income 1 6,354 6,226 5,684 5,625 4,969 4,468 7,933 3,881
Total revenue
1
13,819 13,714 13,178 12,914 12,397 12,201 15,563 10,925
Provision for (recovery of) credit losses 1,071 1,001 878 766 599 690 617 351
Insurance service expenses 1 1,248 1,366 1,346 1,386 1,118 1,164 723 829
Non-interest expenses 1 8,401 8,030 7,628 7,359 6,756 8,112 6,545 6,096
Provision for (recovery of) income taxes 1 729 634 616 704 859 939 1,297 703
Share of net income from investment in Schwab 194 141 156 182 241 285 290 268
Net income – reported 1 2,564 2,824 2,866 2,881 3,306 1,581 6,671 3,214
Pre-tax adjustments for items of note
2

Amortization of acquired intangibles 72 94 92 88 79 54 57 58
Acquisition and integration charges related to the

Schwab transaction 21 32 31 54 30 34 18 23
Share of restructuring and other charges from

investment in Schwab – 49 35 – – – – –
Restructuring charges 165 291 363 – – – – –
Acquisition and integration-related charges 102 117 197 143 73 21 18 –
Charges related to the terminated FHN acquisition – – – 84 154 106 67 29
Payment related to the termination of the

FHN transaction 3 – – – 306 – – – –
Impact from the terminated FHN acquisition-related
capital hedging strategy 64 57 64 177 134 876 (2,319) 678
Impact of retroactive tax legislation on payment card

clearing services 4 – – – 57 – – – –
Civil matter provision/Litigation settlement 274 – – – 39 1,603 – –
FDIC special assessment

103 411 – – – – – –
Provision for investigations related to the
Bank’s AML program 615 – – – – – – –
Gain on sale of Schwab shares 4 – – – – – – (997) –
Total pre-tax adjustments

for items of note
1,416 1,051 782 909 509 2,694 (3,156) 788
Less: Impact of income taxes 2,5 191 238 163 141 108 121 (550) 189
Net income – adjusted 1,2 3,789 3,637 3,485 3,649 3,707 4,154 4,065 3,813
Preferred dividends and distributions on other

equity instruments 190 74 196 74 210 83 107 43
Net income available to common

shareholders – adjusted 1,2 $ 3,599 $ 3,563 $ 3,289 $ 3,575 $ 3,497 $ 4,071 $ 3,958 $ 3,770

(Canadian dollars, except as noted)

Basic earnings per share 1

Reported

$ 1.35 $ 1.55 $ 1.48 $ 1.53 $ 1.69 $ 0.82 $ 3.62 $ 1.76
Adjusted
2
2.04 2.01 1.82 1.95 1.91 2.24 2.18 2.09
Diluted earnings per share 1

Reported

1.35 1.55 1.48 1.53 1.69 0.82 3.62 1.75
Adjusted
2
2.04 2.00 1.82 1.95 1.91 2.23 2.18 2.09
Return on common equity – reported 9.5% 10.9% 10.5% 10.8% 12.4% 5.9% 26.5% 13.5%
Return on common equity – adjusted 1,2 14.5 14.1 12.9 13.8 14.0 16.1 16.0 16.1

(billions of Canadian dollars, except as noted)

Average total assets $ 1,938 $ 1,934 $ 1,910 $ 1,898 $ 1,944 $ 1,931 $ 1,893 $ 1,811
Average interest-earning assets
6
1,754 1,729 1,715 1,716 1,728 1,715 1,677 1,609
Net interest margin – reported 1.73% 1.72% 1.73% 1.69% 1.76% 1.79% 1.81% 1.74%
Net interest margin – adjusted
2
1.75 1.74 1.75 1.70 1.81 1.82 1.80 1.73
1

The Bank adopted IFRS 17 on November 1, 2023. Comparative periods prior to fiscal 2023 have not been restated

and are based on IFRS 4.
2

For explanations of items of note, refer to the “Significant Events”

and “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the

“How We
Performed” section of this document as well as footnotes 3 and 4.
3

Adjusted non-interest expenses exclude the payment related to the termination of the FHN transaction, reported in the Corporate segment.
4

Adjusted non-interest income excludes the following items of note:
i. The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale. The amount is reported in the Corporate segment.
ii. Impact of retroactive tax legislation on payment card clearing services, reported in the Corporate segment.
5

Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
6

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

April 30, 2024 October 31, 2023
Assets
Cash and Interest-bearing deposits with

banks
$ 93,973 $ 105,069
Trading loans, securities, and other 166,346 152,090
Non-trading financial assets at fair value through

profit or loss
5,646 7,340
Derivatives 82,190 87,382
Financial assets designated at fair value through

profit or loss
5,925 5,818
Financial assets at fair value through other

comprehensive income
75,246 69,865
Debt securities at amortized cost, net of allowance

for credit losses
293,594 308,016
Securities purchased under reverse repurchase

agreements
205,722 204,333
Loans, net of allowance for loan losses 928,124 895,947
Investment in Schwab 9,866 8,907
Other 1 100,036 110,372
Total assets 1 $ 1,966,668 $ 1,955,139
Liabilities
Trading deposits $ 31,221 $ 30,980
Derivatives 69,742 71,640
Financial liabilities designated at fair value

through profit or loss
188,105 192,130
Deposits 1,203,771 1,198,190
Obligations related to securities sold under

repurchase agreements
192,239 166,854
Subordinated notes and debentures 11,318 9,620
Other 1 158,290 173,654
Total liabilities 1 1,854,686 1,843,068
Total equity 1 111,982 112,071
Total liabilities and equity
1
$ 1,966,668 $ 1,955,139
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s second quarter 2024 Interim Consolidated Financial Statements for further details.
Total assets

were $1,967 billion as at April 30, 2024, an increase

of $12 billion, from October 31, 2023. The impact

of foreign exchange translation from the
appreciation in the Canadian dollar decreased

total assets by $7 billion.
The increase in total assets reflects an increase

in loans, net of allowances for loan losses of

$32 billion, trading loans, securities, and

other of $14 billion, financial
assets at fair value through other comprehensive

income (FVOCI) of $5 billion, securities

purchased under reverse repurchase

agreements of $2 billion and
investment in Schwab of $1 billion. The increase

was partially offset by a decrease in debt securities

at amortized cost (DSAC), net of allowance

for credit losses
of $14 billion, cash and interest-bearing deposits

with banks of $11 billion, other assets of $10 billion, derivative assets of $5 billion and non-trading financial assets
at fair value through profit or loss of $2 billion.
Cash and interest-bearing deposits with

banks
decreased $11 billion primarily reflecting cash management

activities.

Trading loans, securities, and other
increased $14 billion primarily in equity securities

and commodities held for trading, partially

offset by government securities
held for trading and the impact of foreign

exchange translation.
Non-trading financial assets at fair

value through profit or loss
decreased $2 billion reflecting maturities

and sales.
Derivative assets
decreased $5 billion primarily reflecting

changes in mark-to-market values of foreign

exchange and interest rate contracts.
Financial assets at fair value through other

comprehensive income

increased $5 billion primarily reflecting new

investments, partially offset by maturities

and
sales.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $14 billion primarily reflecting

maturities and sales and the impact of foreign
exchange translation, partially offset by new investments.
Securities purchased under reverse repurchase

agreements
increased $2 billion primarily
reflecting an increase in volume, partially

offset by the impact of
foreign exchange translation.
Loans, net of allowance for loan losses

increased $32 billion primarily reflecting volume

growth in business and government loans

and residential real estate
secured lending, partially offset by the impact of

foreign exchange translation.
Investment in Schwab
increased $1 billion primarily reflecting

the impact of the Bank’s share of Schwab’s other comprehensive income.
Other

assets decreased $10 billion primarily

reflecting a volume decrease in customers’ liabilities

under acceptances, partially offset by an increase

in amounts
receivable from brokers, dealers, and

clients due to higher volumes of pending trades.
Total liabilities

were $1,855 billion as at April 30, 2024,

an increase of $12 billion from October 31,

2023. The impact of foreign exchange

translation from the
appreciation in the Canadian dollar decreased

total liabilities by $7 billion.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

The increase in total liabilities reflects an

increase in obligations related to securities

sold under repurchase agreements of $25 billion,

deposits of $6 billion, and
subordinated notes and debentures of $2

billion. The increase was partially offset by a decrease

in other liabilities of $15 billion, financial

liabilities designated at
fair value through profit or loss of $4 billion and

derivative liabilities of $2 billion.
Derivative liabilities
decreased $2 billion primarily reflecting

changes in mark-to-market values of foreign exchange

and interest rate contracts.
Financial liabilities designated at fair value

through profit or loss

decreased $4 billion reflecting maturities

and the impact of foreign exchange

translation,
partially offset by new issuances.
Deposits
increased $6 billion primarily reflecting

volume increase in business and government

and personal deposits, partially offset by

the impact of foreign
exchange translation.
Obligations related to securities sold

under repurchase agreements
increased $25 billion reflecting an increase

in volume, partially offset by the impact of
foreign exchange translation.
Subordinated notes and debentures
increased $2 billion reflecting a new

issuance.
Other

liabilities decreased $15 billion primarily

reflecting volume decrease in acceptances

and obligations related to securities sold

short, partially offset by a
volume increase in securitization liabilities

at fair value.
Equity
was $112 billion as at April 30, 2024 and October 31, 2023, reflecting an increase in accumulated other

comprehensive income, offset by lower retained
earnings. The increase in accumulated other

comprehensive income is primarily driven

by gains on cash flow hedges and

the Bank’s share of the other
comprehensive income from investment in

Schwab, partially offset by the impact of

foreign exchange translation. The retained earnings

decreased primarily from
dividends paid and the premium on the repurchase

of common shares, partially offset by net income.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2024 vs. Q2 2023
Gross impaired loans excluding acquired

credit-impaired (ACI) loans were $3,895

million as at April 30, 2024, an increase of

$1,236 million, or 46%, compared
with the second quarter last year. Canadian Personal and

Commercial Banking gross impaired loans

increased $541 million, or 47%, compared

with the second
quarter last year, reflecting formations outpacing resolutions in the commercial and consumer lending

portfolios. U.S. Retail gross impaired loans

increased
$714 million, or 49%, compared with the second

quarter last year, reflecting formations outpacing resolutions in the commercial and consumer lending

portfolios,
and the impact of foreign exchange. Wholesale

gross impaired loans decreased $19

million, compared with the second quarter

last year, reflecting resolutions
outpacing formations. Net impaired loans

were $2,744 million as at April 30, 2024, an increase

of $941 million, or 52%, compared with the

second quarter last
year.
The allowance for credit losses of $8,550

million as at April 30, 2024 was comprised

of Stage 3 allowance for impaired loans of

$1,162 million, Stage 2
allowance of $4,483 million and Stage 1 allowance

of $2,902 million, and the allowance for debt

securities of $3 million. The Stage 1 and 2

allowances are for
performing loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses increased

$300 million, or 35%, reflective of

credit migration in the Canadian Personal and

Commercial Banking,
U.S. Retail, and Corporate segments,

and the impact of foreign exchange. The

Stage 1 and Stage 2 allowance for loan losses

increased $603 million, or 9%,
reflecting credit conditions, including

credit migration, volume growth, and the impact

of foreign exchange. The allowance change

included an increase of
$77 million attributable to the retailer program

partners’ share of the U.S. strategic

cards portfolio.

The allowance for debt securities was $3 million,

consistent with the second quarter last

year.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly

updates, the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level

assessments of significant increase
in credit risk. Refer to Note 3 of the Bank’s second

quarter 2024 Interim Consolidated

Financial Statements for further details on

forward-looking information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs.

The allowance for credit
losses will be updated in future quarters as

additional information becomes available.

Refer to Note 3 of the Bank’s second quarter 2024 Interim

Consolidated
Financial Statements for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and FVOCI. The Bank has $365 billion

in such debt securities,

all of
which are performing (Stage 1 and 2) and none

are impaired (Stage 3). The allowance for

credit losses on DSAC and debt securities

at FVOCI was $2 million and
$1 million, respectively.
Quarterly comparison – Q2 2024 vs. Q1 2024
Gross impaired loans increased $186 million,

or 5%, compared with the prior quarter. Impaired loans

net of allowance increased $218 million, or

9%, compared
with the prior quarter.
The allowance for credit losses of $8,550

million as at April 30, 2024 was comprised

of Stage 3 allowance for impaired loans of

$1,162 million, Stage 2
allowance of $4,483 million and Stage 1 allowance

of $2,902 million, and the allowance for debt

securities of $3 million. The Stage 1 and 2 allowances

are for
performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses decreased

$25 million, or 2%, compared with the prior

quarter. The
Stage 1 and Stage 2 allowance for loan losses

increased $307 million, compared

with the prior quarter, primarily reflecting current credit conditions,

including
credit migration, the impact of foreign exchange,

and volume growth.
The allowance for debt securities was $3 million,

consistent with the prior quarter.
For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s second quarter 2024

Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 18: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2,3
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 3,709 $ 3,299 $ 2,591 $ 3,299 $ 2,503
Classified as impaired during the period 1,937 2,005 1,259 3,942 2,609
Transferred to performing during the period (261) (315) (204) (576) (444)
Net repayments (465) (308) (334) (773) (695)
Disposals of loans – (10) – (10) –
Amounts written off (1,080) (917) (679) (1,997) (1,304)
Exchange and other movements 55 (45) 26 10 (10)
Impaired loans as at end of period $ 3,895 $ 3,709 $ 2,659 $ 3,895 $ 2,659
1

Includes customers’ liability under acceptances.
2

Excludes ACI loans.
3

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
April 30 January 31 April 30
2024 2024 2023
Allowance for loan losses for on-balance

sheet loans
Stage 1 allowance for loan losses $ 2,479 $ 2,396 $ 2,551
Stage 2 allowance for loan losses 3,915 3,686 3,234
Stage 3 allowance for loan losses 1,151 1,183 859
Total allowance for loan losses for on-balance sheet loans 1 7,545 7,265 6,644
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 423 424 465
Stage 2 allowance for loan losses 568 572 532
Stage 3 allowance for loan losses 11 4 3
Total allowance for off-balance sheet instruments 1,002 1,000 1,000
Allowance for loan losses 8,547 8,265 7,644
Allowance for debt securities 3 3 3
Allowance for credit losses $ 8,550 $ 8,268 $ 7,647
Impaired loans, net of allowance
2
$ 2,744 $ 2,526 $ 1,803
Net impaired loans as a percentage of net loans 2 0.29% 0.28% 0.21%
Total allowance for credit losses as a percentage of gross loans and acceptances 0.91 0.89 0.87
Provision for (recovery of) credit losses

as a percentage of net average loans and

acceptances
0.47 0.44 0.28
1

Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at April 30, 2024

(January 31, 2024 – nil, April 30, 2023 – nil).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but most of

these are
behind a TD mortgage that is in first

position. In Canada, credit policies are designed

so that the combined exposure of all uninsured

facilities on one property does
not exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but requires

default insurance. This
insurance is contractual coverage for the life

of eligible facilities and protects the

Bank’s real estate secured lending portfolio against

potential losses caused by
borrowers’ default. The Bank may also purchase

default insurance on lower loan-to-value

ratio loans. The insurance is provided

by either government-backed
entities or approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually obtained from either

government-
backed entities or approved private mortgage

insurers when the loan-to-value exceeds

80% of the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio
segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities

exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING 1,2
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
April 30, 2024
Total $ 268,732 $ 87,295 $ 356,027 $ 31,940 $ 387,967
October 31, 2023
Total $ 263,733 $ 86,943 $ 350,676 $ 30,675 $ 381,351
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at April 30, 2024 and October 31, 2023.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

April 30, 2024

Canada

Atlantic provinces $ 2,514 0.9% $ 4,642 1.7% $ 170 0.1% $ 2,039 1.7% $ 2,684 0.7% $ 6,681 1.7%
British Columbia 4 8,532 3.2 47,093 17.6 859 0.7 22,029 18.5 9,391 2.4 69,122 17.8
Ontario 4 22,363 8.4 122,615 45.6 2,938 2.5 65,170 54.6 25,301 6.6 187,785 48.4
Prairies 4 18,312 6.8 21,086 7.8 1,634 1.4 12,031 10.1 19,946 5.1 33,117 8.5
Québec 7,042 2.6 14,533 5.4 550 0.5 11,815 9.9 7,592 2.0 26,348 6.8
Total Canada 58,763 21.9% 209,969 78.1% 6,151 5.2% 113,084 94.8% 64,914 16.8% 323,053 83.2%
United States 1,480 55,820 – 10,818 1,480 66,638
Total $ 60,243 $ 265,789 $ 6,151 $ 123,902 $ 66,394 $ 389,691
October 31, 2023

Canada

Atlantic provinces $ 2,561 1.0% $ 4,557 1.7% $ 181 0.2% $ 1,938 1.6% $ 2,742 0.7% $ 6,495 1.7%
British Columbia 4 8,642 3.3 46,003 17.4 920 0.8 21,642 18.4 9,562 2.5 67,645 17.7
Ontario 4 22,559 8.6 118,882 45.1 3,126 2.7 64,095 54.4 25,685 6.8 182,977 48.1
Prairies 4 18,621 7.1 20,385 7.7 1,746 1.5 11,956 10.2 20,367 5.3 32,341 8.5
Québec 7,221 2.7 14,302 5.4 590 0.5 11,424 9.7 7,811 2.0 25,726 6.7
Total Canada 59,604 22.7% 204,129 77.3% 6,563 5.7% 111,055 94.3% 66,167 17.3% 315,184 82.7%
United States 1,439 55,169 – 10,591 1,439 65,760
Total $ 61,043 $ 259,298 $ 6,563 $ 121,646 $ 67,606 $ 380,944
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on the amount

of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger

than the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where interest

rate increases relative to current
customer payment levels have resulted in

a longer current amortization period.

At renewal, the amortization period for Canadian

mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION 1,2,3
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

April 30, 2024
Canada

0.8% 2.7% 5.9% 14.7% 31.7% 26.3% 1.4% 16.5% 100.0%
United States 4.3 1.2 3.4 7.6 11.6 70.6 0.8 0.5 100.0
Total 1.4% 2.4% 5.5% 13.5% 28.1% 34.2% 1.3% 13.6% 100.0%
October 31, 2023
Canada

0.8% 2.7% 5.7% 14.1% 31.5% 24.6% 1.4% 19.2% 100.0%
United States 5.3 1.4 3.8 7.8 10.6 69.5 1.1 0.5 100.0
Total 1.6% 2.5% 5.3% 13.0% 27.8% 32.6% 1.4% 15.8% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
3

$30.4 billion or 11% of the mortgage portfolio in Canada (October 31,

2023: $37.4 billion or 14%) relates to mortgages in which the fixed contractual payments are no longer sufficient to
cover the interest based on the rates in effect at April 30, 2024 and October 31, 2023, respectively.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired 1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit
4,5
Total

mortgages

lines of credit
4,5
Total

April 30, 2024

October 31, 2023

Canada

Atlantic provinces 70% 67% 69% 69% 67% 68%
British Columbia 6 67 61 64 65 59 63
Ontario 6 68 61 64 66 60 63
Prairies 6 73 69 71 72 69 71
Québec 69 68 69 69 67 68
Total Canada 68 63 66 67 62 65
United States 72 60 67 75 63 72
Total 69% 62% 66% 68% 62% 66%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
April 30, 2024
Region
Europe $ 8,383 $ 7 $ 5,438 $ 13,828 $ 3,877 $ 1,887 $ 8,628 $ 14,392 $ 1,018 $ 24,766 $ 2,568 $ 28,352 $ 56,572
United Kingdom 8,952 2,759 2,485 14,196 3,119 435 13,487 17,041 945 934 267 2,146 33,383
Asia 245 26 2,368 2,639 447 680 2,323 3,450 197 10,749 1,178 12,124 18,213
Other 5 204 – 525 729 221 1,018 3,061 4,300 147 502 3,057 3,706 8,735
Total $ 17,784 $ 2,792 $ 10,816 $ 31,392 $ 7,664 $ 4,020 $ 27,499 $ 39,183 $ 2,307 $ 36,951 $ 7,070 $ 46,328 $ 116,903
October 31, 2023
Region
Europe $ 7,577 $ 7 $ 5,324 $ 12,908 $ 3,763 $ 1,945 $ 6,736 $ 12,444 $ 777 $ 25,015 $ 2,001 $ 27,793 $ 53,145
United Kingdom 8,928 7,965 2,131 19,024 2,759 490 13,431 16,680 491 596 257 1,344 37,048
Asia 254 20 2,167 2,441 262 706 2,640 3,608 325 10,728 830 11,883 17,932
Other 5 233 8 517 758 233 720 2,883 3,836 209 1,205 3,443 4,857 9,451
Total $ 16,992 $ 8,000 $ 10,139 $ 35,131 $ 7,017 $ 3,861 $ 25,690 $ 36,568 $ 1,802 $ 37,544 $ 6,531 $ 45,877 $ 117,576
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $37.6 billion (October 31, 2023 – $40.8 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee

on Banking Supervision (BCBS) are commonly

referred to as Basel III. Under Basel III,

Total Capital consists of three
components, namely CET1, Additional

Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital
by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk sensitive
leverage ratio to act as a supplementary measure

to the risk-sensitive capital requirements.

The leverage ratio is calculated by dividing

Tier 1 Capital by leverage
exposure which is primarily comprised of

on-balance sheet assets with adjustments

made to derivative and securities financing

transaction exposures, and credit
equivalent amounts of off-balance sheet exposures.

TD manages its regulatory capital in

accordance with OSFI’s implementation of

the Basel III Capital
Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how

the Basel III capital rules apply to Canadian

banks.

The Domestic Stability Buffer (DSB) level was increased

to 3.5% as of November 1, 2023. The 50 bps

increase from the previous level of 3% reflects

OSFI’s view
of appropriate actions to enhance the resilience

of Canada’s largest banks against vulnerabilities.

The current DSB range is 0 to 4% and the

DSB level may
change in response to developments in Canada’s

financial system and the broader economic environment.

On February 1, 2023, OSFI implemented revised

capital rules that incorporate the Basel III reforms

with adjustments to make them suitable

for domestic
implementation. These revised rules

include revisions to the calculation of credit

risk and operational risk requirements,

and revisions to the LR Guideline to
include a requirement for domestic systemically

important banks

(D-SIBs) to hold a leverage ratio buffer

of 0.50% in addition to the regulatory

minimum
requirement of 3.0%. This buffer will also apply

to the TLAC leverage ratio.
On November 1, 2023, the Bank implemented

OSFI’s Parental Stand-Alone (Solo)

Total Loss Absorbing Capacity

(TLAC) Framework for D-SIBs, which
establishes a risk-based measure intended

to ensure a non-viable D-SIB has

sufficient loss absorbing capacity on a

stand-alone, legal entity basis to support its
resolution. The Bank is compliant with

the requirements set out in this new framework.
The table below summarizes OSFI’s current regulatory

minimum capital targets for the Bank as at

April 30, 2024.

REGULATORY CAPITAL AND TLAC TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge 1 Target 2 DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a 3 0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and Global Systemically Important Bank (G-SIB) surcharge applies to risk weighted capital.

The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement for risk weighted capital. The G-SIB surcharge may increase above 1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%. OSFI’s Leverage Requirements Guideline includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk

-weighted
requirements, effectively 0.50%. This buffer also applies to the TLAC Leverage ratio.
2

The Bank’s countercyclical

buffer requirement is 0% as of April 30, 2024.
3

Not applicable.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

The following table provides details of the

Bank’s regulatory capital position.

TABLE 25: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
April 30 October 31 April 30
2024 2023 2023
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 25,410 $ 25,522 $ 25,912
Retained earnings

71,904 73,044 74,849
Accumulated other comprehensive income

4,166 2,750 4,108
Common Equity Tier 1 Capital before regulatory

adjustments

101,480 101,316 104,869
Common Equity Tier 1 Capital regulatory adjustments

Goodwill (net of related tax liability) (18,470) (18,424) (18,016)
Intangibles (net of related tax liability)

(2,759) (2,606) (2,496)
Deferred tax assets excluding those arising

from temporary differences

(180) (207) (96)
Cash flow hedge reserve

4,878 5,571 3,678
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(181) (379) (294)
Defined benefit pension fund net assets (net

of related tax liability)

(676) (908) (1,129)
Investment in own shares

(8) (21) (18)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (3,202) (1,976) (2,135)
Significant investments in the common

stock of banking, financial, and insurance entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(51) (49) (35)
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
10 – –
Total regulatory adjustments to Common Equity Tier 1 Capital (20,639) (18,999) (20,541)
Common Equity Tier 1 Capital 80,841 82,317 84,328
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
10,502 10,791 11,245
Additional Tier 1 Capital instruments before

regulatory adjustments
10,502 10,791 11,245
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (5) (6) (112)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(350) (350) (350)
Total regulatory adjustments to Additional Tier 1 Capital (355) (356) (462)
Additional Tier 1 Capital 10,147 10,435 10,783
Tier 1 Capital 90,988 92,752 95,111
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
11,120 9,424 11,166
Collective allowances 1,485 1,964 2,143
Tier 2 Capital before regulatory adjustments 12,605 11,388 13,309
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments – – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 (316) (196) (232)
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions (144) (136) (68)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

(160) (160) (160)
Total regulatory adjustments to Tier 2 Capital (620) (492) (460)
Tier 2 Capital 11,985 10,896 12,849
Total Capital $ 102,973 $ 103,648 $ 107,960
Risk-weighted assets $ 602,825 $ 571,161 $ 549,398
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
13.4% 14.4% 15.3%
Tier 1 Capital (as percentage of risk-weighted assets) 15.1 16.2 17.3
Total Capital (as percentage of risk-weighted assets) 17.1 18.1 19.7
Leverage ratio 2 4.3 4.4 4.6
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
The impact to CET1 capital upon adoption

of IFRS 17 is immaterial to the Bank.
As at April 30, 2024, the Bank’s CET1, Tier 1, and Total Capital ratios were 13.4%, 15.1%,

and 17.1%, respectively. The decrease in the Bank’s CET1 Capital ratio
from 14.4% as at October 31, 2023, was primarily

attributable to RWA growth across various segments, common

shares repurchased for cancellation, and

the
impact of the regulatory changes related

to the Fundamental Review of the Trading Book and

Negatively amortizing mortgages. CET1 was

also impacted by the
FDIC special assessment booked in

the fiscal year, items related to the provision for investigations related to the Bank’s AML program, and

the impact of a civil
matter provision.

The impact of the foregoing items

was partially offset by organic growth, and the issuance

of common shares pursuant to the Bank’s dividend
reinvestment plan.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

As at April 30, 2024, the Bank’s leverage ratio

was 4.3%. The decrease in the Bank’s leverage

ratio from 4.4% as at October 31, 2023

was primarily attributable to
exposure increases across various segments,

common shares repurchased for

cancellation, items related to the provision for investigations related to the Bank’s
AML program, and the impact of a civil

matter provision.

The impact of the foregoing items was partially

offset by organic capital growth and the issuance

of
common shares pursuant to the Bank’s dividend reinvestment

plan.
Future Regulatory Capital Developments
There are no future regulatory capital developments

in addition to those described in the “Future

Regulatory Capital Developments” section

of the Bank’s 2023
Annual Report.
TABLE 26: EQUITY AND OTHER SECURITIES 1
(millions of shares/units and millions of Canadian

dollars, except as noted)
As at
April 30, 2024 October 31, 2023
Number of Number of
shares/units Amount shares/units Amount
Common shares outstanding 1,759.6 $ 25,257 1,791.4 $ 25,434
Treasury – common shares (0.3) (24) (0.7) (64)
Total common shares 1,759.3 $ 25,233 1,790.7 $ 25,370
Stock options

Vested 6.1 5.1
Non-vested 9.3 9.0
Preferred shares – Class A

Series 1 20.0 $ 500 20.0 $ 500
Series 3 20.0 500 20.0 500
Series 5 20.0 500 20.0 500
Series 7 14.0 350 14.0 350
Series 9 8.0 200 8.0 200
Series 16 14.0 350 14.0 350
Series 18 14.0 350 14.0 350
Series 22 2 – – 14.0 350
Series 24 18.0 450 18.0 450
Series 27 0.8 850 0.8 850
Series 28 0.8 800 0.8 800
129.6 $ 4,850 143.6 $ 5,200
Other equity instruments

Limited Recourse Capital Notes Series

1
3 1.8 1,750 1.8 1,750
Limited Recourse Capital Notes Series

2
3 1.5 1,500 1.5 1,500
Limited Recourse Capital Notes Series

3
3,4 1.7 2,403 1.7 2,403
134.6 $ 10,503 148.6 $ 10,853
Treasury – preferred shares and other equity instruments (0.1) (8) (0.1) (65)
Total preferred shares and other equity instruments 134.5 $ 10,495 148.5 $ 10,788
1

For further details, including the conversion and exchange features, and distributions, refer to Note 20 of the Bank’s 2023 Consolidated Financial Statements.
2

On April 30, 2024, the Bank redeemed all of its 14 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 22 (“Series 22 Preferred Shares”), at a
redemption price of $25.00 per Series 22 Preferred Share, for a total redemption cost of $350 million.
3

For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
4

For LRCNs – Series 3, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount. Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms and
Conditions” table in Note 20 of the Bank’s 2023 Consolidated Financial Statements for further details.
DIVIDENDS
On May 22, 2024, the Board approved a dividend

in an amount of one dollar and two cents

($1.02) per fully paid common share in the

capital stock of the Bank for
the quarter ending July 31, 2024, payable on

and after July 31, 2024, to shareholders

of record at the close of business on July 10,

2024.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between 0% to 5% at the Bank’s discretion

or
purchased from the open market at market

price.

During the three and six months ended April 30,

2024, the Bank issued 1.6 million and 3.3

million common shares, respectively, from treasury with no discount.
During the three and six months ended April

30, 2023, the Bank issued 8.9 million and

16.8 million common shares,

respectively, from treasury with a 2% discount.

NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (NCIB) to

repurchase for cancellation
up to 90 million of its common shares. The

NCIB commenced on August 31, 2023, and

during the three months ended April 30, 2024,

the Bank repurchased
15.2 million common shares under the

NCIB, at an average price of $80.10 per share

for a total amount of $1.2 billion. During

the six months ended April 30, 2024,
the Bank repurchased 36.1 million common

shares under the NCIB, at an average price

of $81.43 per share for a total amount of $2.9

billion. From the
commencement of the NCIB to April

30, 2024, the Bank repurchased 58 million

shares under the program.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If a non-viability contingent capital (NVCC)

trigger event were to occur, for all series of Class A First

Preferred Shares excluding the preferred

shares issued with
respect to LRCNs, the maximum number of

common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series
of preferred shares at the time of conversion,

would be 1.0 billion in aggregate.

The LRCNs, by virtue of the recourse

to the preferred shares held in the Limited

Recourse Trust, include NVCC provisions. For LRCNs, if

an NVCC trigger were
to occur, the maximum number of common shares that

could be issued, assuming there are

no declared and unpaid dividends on the

preferred shares series
issued in connection with such LRCNs,

would be 1.1 billion in aggregate.

For NVCC subordinated notes and debentures,

if an NVCC trigger event were to occur, the maximum number

of common shares that could be issued,
assuming there is no accrued and unpaid

interest on the respective subordinated notes

and debentures, would be 3.4 billion in aggregate.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital

growth services involves selectively

taking and managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn

a stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise

Risk Framework. The
Bank’s tolerance to those risks is defined

in the Enterprise Risk Appetite which has

been developed within a comprehensive

framework that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’

on any single acquisition, business, or

product; and (3) do not risk harming

the TD
brand. Each business is responsible for setting

and aligning its individual risk appetites

with that of the enterprise based on a

thorough examination of the specific
risks to which it is exposed.

The Bank considers it critical to regularly

assess its operating environment

and highlight top and emerging risks. These

are risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly

to the Risk Committee. Specific plans

to mitigate top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2023

Annual Report.
Additional information on risk factors can

be found in this document and the 2023

MD&A under the heading “Risk Factors and

Management”. For a complete
discussion of the risk governance structure

and the risk management approach, refer

to the “Managing Risk” section in the Bank’s

2023 Annual Report.

The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended April 30, 2024.
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk

mitigation (CRM) and includes
both on-balance sheet and off-balance sheet exposures.

On-balance sheet exposures consist primarily

of outstanding loans, acceptances, non-trading

securities,
derivatives, and certain other repo-style

transactions. Off-balance sheet exposures consist

primarily of undrawn commitments, guarantees,

and certain other
repo-style transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 27: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 4,469 $ 525,100 $ 529,569 $ 4,815 $ 515,152 $ 519,967
Qualifying revolving retail 858 170,498 171,356 810 169,183 169,993
Other retail 3,800 101,403 105,203 3,368 99,253 102,621
Total retail 9,127 797,001 806,128 8,993 783,588 792,581
Non-retail
Corporate 2,494 682,411 684,905 3,496 654,369 657,865
Sovereign 65 506,846 506,911 116 527,423 527,539
Bank 4,476 182,464 186,940 5,272 171,180 176,452
Total non-retail 7,035 1,371,721 1,378,756 8,884 1,352,972 1,361,856
Gross credit risk exposures $ 16,162 $ 2,168,722 $ 2,184,884 $ 17,877 $ 2,136,560 $ 2,154,437
1

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

MARKET RISK

Market risk capital is calculated using the Standardized

Approach.

The Bank continues to use Value-at-Risk (VaR) as an internal management metric to monitor
and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes

is classified as trading market risk.

TABLE 28: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 87,665 $ 886 $ 86,779 $ – $ 98,348 $ 327 $ 98,021 $ – Interest rate
Trading loans, securities, and other 166,346 164,633 1,713 – 152,090 151,011 1,079 – Interest rate
Non-trading financial assets at
fair value through profit or loss 5,646 – 5,646 – 7,340 – 7,340 –
Equity,

foreign exchange,

interest rate
Derivatives 82,190 76,141 6,049 – 87,382 81,526 5,856 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 5,925 – 5,925 – 5,818 – 5,818 – Interest rate
Financial assets at fair value through
other comprehensive income 75,246 – 75,246 – 69,865 – 69,865 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 293,594 – 293,594 – 308,016 – 308,016 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 205,722 8,920 196,802 – 204,333 9,649 194,684 – Interest rate
Loans, net of allowance for

loan losses 928,124 – 928,124 – 895,947 – 895,947 – Interest rate
Customers’ liability under
acceptances 4,183 – 4,183 – 17,569 – 17,569 – Interest rate
Investment in Schwab 9,866 – 9,866 – 8,907 – 8,907 – Equity
Other assets 1,2 1,655 – 1,655 – 1,956 – 1,956 – Interest rate
Assets not exposed to

market risk
100,506 – – 100,506 97,568 – – 97,568
Total Assets $ 1,966,668 $ 250,580 $ 1,615,582 $ 100,506 $ 1,955,139 $ 242,513 $ 1,615,058 $ 97,568
Liabilities subject to market risk
Trading deposits $ 31,221 $ 27,548 $ 3,673 $ – $ 30,980 $ 27,059 $ 3,921 $ – Equity, interest rate
Derivatives 69,742 68,290 1,452 – 71,640 70,382 1,258 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 17,653 17,653 – – 14,422 14,422 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 188,105 1 188,104 – 192,130 2 192,128 – Interest rate
Deposits 1,203,771 – 1,203,771 – 1,198,190 – 1,198,190 – Interest rate, foreign exchange
Acceptances 4,183 – 4,183 – 17,569 – 17,569 – Interest rate
Obligations related to securities
sold short 38,145 37,491 654 – 44,661 43,993 668 – Interest rate
Obligations related to securities sold
under repurchase agreements 192,239 11,337 180,902 – 166,854 12,641 154,213 – Interest rate
Securitization liabilities at amortized
cost 12,581 – 12,581 – 12,710 – 12,710 – Interest rate
Subordinated notes and debentures 11,318 – 11,318 – 9,620 – 9,620 – Interest rate
Other liabilities
1,2
28,804 – 28,804 – 27,062 – 27,062 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 168,906 – – 168,906 169,301 – – 169,301
Total Liabilities and Equity $ 1,966,668 $ 162,320 $ 1,635,442 $ 168,906 $ 1,955,139 $ 168,499 $ 1,617,339 $ 169,301
1

Relates to retirement benefits, insurance, and structured entity liabilities.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s second quarter 2024 Interim Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
2/1/2024 2/6/2024
2/11/2024 2/16/2024 2/21/2024 2/26/2024
3/2/2024 3/7/2024
3/12/2024 3/17/2024 3/22/2024 3/27/2024
4/1/2024 4/6/2024
4/11/2024 4/16/2024 4/21/2024 4/26/2024
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one

out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the quarter ended April

30, 2024, there was
one day

of trading losses and trading net revenue

was positive for
98
% of the trading days, reflecting normal

trading activity. Losses in the year did not exceed
VaR on any trading day.
VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes Stress Testing as well
as sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.

TABLE 29: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2024 2024 2023 2024 2023
As at Average High Low Average Average Average Average
Interest rate risk $
18.3
$
20.8
$
27.7
$
15.6
$
17.8
$
28.6
$
19.3
$
26.3
Credit spread risk
31.1
26.5
33.1
18.9
29.4
31.8
27.9
30.5
Equity risk
9.0
7.5
9.8
5.2
7.2
11.4
7.3
11.0
Foreign exchange risk
5.0
3.1
7.0
1.4
2.4
4.4
2.7
4.6
Commodity risk
3.8
3.9
6.6
2.2
3.7
3.6
3.8
5.9
Idiosyncratic debt specific risk
20.1
18.9
22.8
15.7
20.9
36.0
19.9
37.5
Diversification effect 1
(56.8)
(52.8)
n/m 2 n/m
(51.2)
(65.9)
(51.9)
(64.4)
Total Value-at-Risk (one-day)
30.5
27.9
34.7
24.0
30.2
49.9
29.0
51.4
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR decreased year-over-year and quarter-over-quarter due to changes in fixed income positions

combined with narrower credit spreads.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Structural (Non-Trading) Interest Rate

Risk

The Bank’s

structural interest rate risk arises from traditional

personal and commercial banking activity

and is generally the result of mismatches between

the
maturities and repricing dates of the Bank’s assets

and liabilities. The measurement of interest

rate risk in the banking book does not

include exposures from TD’s
Wholesale Banking or Insurance businesses.

The primary measures for this risk are Economic

Value of Shareholders’

Equity (EVE) Sensitivity and Net Interest

Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact

of a specified interest rate shock to the

change in the net present value of the Bank’s banking

book assets, liabilities,
and certain off-balance sheet items. It reflects a

measurement of the potential present value impact

on shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the NII change over

a twelve-month horizon for a specified

change in interest rates for banking book

assets, liabilities, and certain off-
balance sheet items assuming a constant balance

sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the structural interest rate risk measures.

These limits are periodically reviewed and

approved by the Risk
Committee. In addition to the Board policy

limits, book-level risk limits are set

for the Bank’s management of non-trading interest

rate risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the Asset/Liability and

Capital
Committee (ALCO) and the Risk Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures. Interest rate floors are applied

by currency to the decrease in rates such

that they do not exceed expected lower bounds,

with the most material
currencies set to a floor of -25 bps.

TABLE 30: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
April 30, 2024 January 31, 2024 April 30, 2023
EVE NII EVE NII EVE NII
Sensitivity Sensitivity 1 Sensitivity Sensitivity 1 Sensitivity Sensitivity 1
Canada
U.S.

Total Canada U.S. Total Total Total Total Total
Before-tax impact of

100 bps increase in rates
$
(502)
$
(1,810)
$
(2,312)
$
457
$
418
$
875
$
(2,136)
$
969
$
(1,682)
$
785

100 bps decrease in rates
385
1,476
1,861
(484)
(569)
(1,053)
1,722
(1,152)
1,106
(910)
1
Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
As at April 30, 2024, an immediate and sustained

100 bps increase in interest rates

would have had a negative impact to the Bank’s EVE

of $
2,312

million, an
increase of $
176

million from last quarter, and a positive impact to the Bank’s NII of

$
875

million, a decrease of $
94

million from last quarter. An immediate and
sustained 100 bps decrease in interest rates

would have had a positive impact to the Bank’s EVE

of $
1,861

million, an increase of $
139

million from last quarter,
and a negative impact to the Bank’s NII of $
1,053

million, a decrease of $
99

million from last quarter. The quarter-over-quarter increase in EVE Sensitivity is
primarily due to an increase in the interest

rate sensitivity of the Bank’s investment portfolio

in the U.S. Region. The quarter-over-quarter

decrease in NII Sensitivity
is primarily due to Treasury hedging activity.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Liquidity Risk
Liquidity risk is the risk of having insufficient cash

or collateral to meet financial obligations

and an inability to, in a timely manner, raise funding or

monetize assets
at a non-distressed price. Financial obligations

can arise from deposit withdrawals, debt

maturities, commitments to provide credit or liquidity

support,

or the need
to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank applies an established set of practices

and protocols for managing its potential

exposure to liquidity risk. The Bank

targets a 90-day survival horizon
under a combined bank-specific and market-wide

stress scenario, and a minimum buffer over regulatory

requirements prescribed by the OSFI Liquidity

Adequacy
Requirements (LAR)

guidelines. Under the LAR guidelines,

Canadian banks are required to maintain

a Liquidity Coverage Ratio (LCR) at the

minimum of 100%
other than during periods of financial stress

and to maintain a Net Stable Funding

Ratio (NSFR) at the minimum of 100%. The

Bank’s funding program emphasizes
maximizing deposits as a core source of

funding, and having ready access to wholesale

funding markets across diversified terms,

funding types, and currencies
that is designed to ensure low exposure

to a sudden contraction of wholesale funding

capacity and to minimize structural liquidity

gaps. The Bank also maintains a
contingency funding plan to enhance preparedness

for recovery from potential liquidity stress

events. The Bank’s strategies and actions comprise

an integrated
liquidity risk management program that is designed

to ensure low exposure to liquidity risk and

compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk

management program. It ensures there are

effective management structures and practices

in place to properly
measure and manage liquidity risk. The Global

Liquidity & Funding Committee, a subcommittee

of the ALCO comprised of senior management

from Treasury,
Risk Management and Wholesale Banking, identifies

and monitors the Bank’s liquidity risks.

The management of liquidity risk is the responsibility

of the SET
member responsible for Treasury, while oversight and challenge are provided by the ALCO and independently by Risk

Management. The Risk Committee
regularly reviews the Bank’s liquidity position

and approves the Bank’s Liquidity Risk

Management Framework biennially and

the related policies annually.
The Bank has established TD Group US Holding

LLC (TDGUS)

as TD’s U.S. Intermediate Holding Company

(IHC), as well as a Combined U.S. Operations
(CUSO) reporting unit that consists of

the IHC and TD’s U.S. branch and agency network.

Both TDGUS and CUSO are managed

to the U.S. Enhanced Prudential
Standards liquidity requirements in addition

to the Bank’s liquidity management framework.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not substantially

changed from that described in the Bank’s 2023

Annual Report.
For a complete discussion of liquidity risk,

refer to the “Liquidity Risk”

section in the Bank’s 2023 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds

to meet its liquidity requirements must be

high-quality securities that the Bank believes

can be monetized quickly
in stress conditions with minimum loss in

market value. The liquidity value of unencumbered

liquid assets considers estimated market

or trading depths, settlement
timing, and/or other identified impediments

to potential sale or pledging.

Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s
insurance businesses as these are used to

support insurance-specific liabilities and capital

requirements.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 31: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY 1,2
(millions of Canadian dollars, except as noted)
As at

Securities

received as

collateral from

securities

financing and

Bank-owned

derivative

Total
% of

Encumbered

Unencumbered

liquid assets

transactions liquid assets total
liquid assets

liquid assets

April 30, 2024

Cash and central bank reserves $
25,184
$
–
$
25,184
3
% $
737
$
24,447
Canadian government obligations
23,108
89,065
112,173
13
51,323
60,850
National Housing Act Mortgage-Backed
Securities (NHA MBS)
41,366
–
41,366
4
1,393
39,973
Obligations of provincial governments, public sector entities and multilateral development banks 3
41,497
25,839
67,336
8
36,592
30,744
Corporate issuer obligations
21,088
5,672
26,760
3
5,662
21,098
Equities
11,643
2,987
14,630
2
13,637
993
Total Canadian dollar-denominated
163,886
123,563
287,449
33
109,344
178,105
Cash and central bank reserves
58,173
–
58,173
7
255
57,918
U.S. government obligations
73,624
62,310
135,934
16
75,498
60,436
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations
79,327
12,748
92,075
11
27,419
64,656
Obligations of other sovereigns, public sector entities
and multilateral development banks 3
65,458
37,119
102,577
12
38,977
63,600
Corporate issuer obligations
78,482
14,856
93,338
11
26,992
66,346
Equities
52,202
36,828
89,030
10
49,879
39,151
Total non-Canadian dollar-denominated
407,266
163,861
571,127
67
219,020
352,107
Total $
571,152
$
287,424
$
858,576
100
% $
328,364
$
530,212
October 31, 2023

Cash and central bank reserves $
28,548
$
–
$
28,548
3
% $
506
$
28,042
Canadian government obligations
15,214
94,000
109,214
13
67,457
41,757
NHA MBS
38,760
–
38,760
4
1,043
37,717
Obligations of provincial governments, public sector entities and multilateral development banks 3
40,697
22,703
63,400
8
31,078
32,322
Corporate issuer obligations
19,507
4,815
24,322
3
4,512
19,810
Equities
10,555
2,288
12,843
1
8,890
3,953
Total Canadian dollar-denominated
153,281
123,806
277,087
32
113,486
163,601
Cash and central bank reserves
66,094
–
66,094
8
180
65,914
U.S. government obligations
72,808
64,449
137,257
16
63,688
73,569
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations
80,047
15,838
95,885
11
29,487
66,398
Obligations of other sovereigns, public sector entities
and multilateral development banks 3
65,996
54,321
120,317
13
56,652
63,665
Corporate issuer obligations
84,853
9,656
94,509
11
15,228
79,281
Equities
38,501
38,388
76,889
9
47,653
29,236
Total non-Canadian dollar-denominated
408,299
182,652
590,951
68
212,888
378,063
Total $
561,580
$
306,458
$
868,038
100
% $
326,374
$
541,664
1
Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2

Positions stated include gross asset values pertaining to securities financing transactions.
3

Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets held in The

Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches
are summarized in the following table.

TABLE 32: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

April 30 October 31
2024 2023
The Toronto-Dominion Bank (Parent) $
231,560
$
205,408
Bank subsidiaries
280,336
291,915
Foreign branches
18,316
44,341
Total $
530,212
$
541,664

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

The Bank’s

monthly average liquid assets (excluding those

held in insurance subsidiaries) for the quarters

ended April 30, 2024 and January 31,

2024, are
summarized in the following table.

TABLE 33: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY 1,2
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid % of Encumbered Unencumbered
liquid assets transactions assets Total liquid assets liquid assets
April 30, 2024
Cash and central bank reserves $ 21,416 $ – $ 21,416 2% $ 662 $ 20,754
Canadian government obligations 22,788 89,436 112,224 13 54,659 57,565
NHA MBS 41,280 17 41,297 5 1,397 39,900
Obligations of provincial governments, public sector

entities and multilateral development banks 3 42,126 23,814 65,940 8 35,200 30,740
Corporate issuer obligations 20,600 5,514 26,114 3 5,741 20,373
Equities 13,240 3,267 16,507 2 12,554 3,953
Total Canadian dollar-denominated 161,450 122,048 283,498 33 110,213 173,285
Cash and central bank reserves 61,498 – 61,498 7 228 61,270
U.S. government obligations 75,101 63,416 138,517 16 75,230 63,287
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations 79,294 12,670 91,964 10 27,618 64,346
Obligations of other sovereigns, public sector entities and

multilateral development banks 3 65,033 36,777 101,810 12 39,427 62,383
Corporate issuer obligations 79,427 14,078 93,505 11 25,515 67,990
Equities 52,723 38,939 91,662 11 51,440 40,222
Total non-Canadian dollar-denominated 413,076 165,880 578,956 67 219,458 359,498
Total $ 574,526 $ 287,928 $ 862,454 100% $ 329,671 $ 532,783
January 31, 2024
Cash and central bank reserves $ 25,485 $ – $ 25,485 3% $ 543 $ 24,942
Canadian government obligations 17,377 82,565 99,942 12 54,469 45,473
NHA MBS 40,487 – 40,487 5 1,391 39,096
Obligations of provincial governments, public sector

entities and multilateral development banks 3 43,258 24,036 67,294 8 35,838 31,456
Corporate issuer obligations 19,590 5,056 24,646 3 5,314 19,332
Equities 11,845 2,423 14,268 1 10,393 3,875
Total Canadian dollar-denominated 158,042 114,080 272,122 32 107,948 164,174
Cash and central bank reserves 53,870 – 53,870 6 240 53,630
U.S. government obligations 76,266 64,334 140,600 17 70,162 70,438
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations 78,957 12,071 91,028 11 26,571 64,457
Obligations of other sovereigns, public sector entities and

multilateral development banks 3 66,149 44,439 110,588 13 43,327 67,261
Corporate issuer obligations 78,943 11,043 89,986 11 17,989 71,997
Equities 48,073 36,885 84,958 10 48,537 36,421
Total non-Canadian dollar-denominated 402,258 168,772 571,030 68 206,826 364,204
Total $ 560,300 $ 282,852 $ 843,152 100% $ 314,774 $ 528,378
1

Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2

Positions stated include gross asset values pertaining to securities financing transactions.
3

Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and
branches are summarized in the following

table.

TABLE 34: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

April 30 January 31
2024 2024
The Toronto-Dominion Bank (Parent) $ 227,812 $ 209,171
Bank subsidiaries 278,667 285,938
Foreign branches 26,304 33,269
Total $ 532,783 $ 528,378
ASSET ENCUMBRANCE
In the course of the Bank’s day-to-day operations,

assets are pledged to obtain funding,

support trading and brokerage businesses,

and participate in clearing
and/or settlement systems. A summary

of encumbered and unencumbered assets

(excluding assets held in insurance subsidiaries)

is presented in the following
table to identify assets that are used or available

for potential funding needs.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 35: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered
1
Unencumbered
Securities
received as

collateral from
securities

financing and

Bank-owned derivative
Total

Pledged as

Available as
assets transactions 2 Assets Collateral 3 Other 4 Collateral 5 Other 6
April 30, 2024
Cash and due from banks $ 6,308 $ – $ 6,308 $ – $ – $ 7 $ 6,301
Interest-bearing deposits with
banks 87,665 – 87,665 5,358 – 78,526 3,781
Securities, trading loans, and other 7 546,757 435,351 982,108 412,327 18,123 525,410 26,248
Derivatives 82,190 – 82,190 – – – 82,190
Securities purchased under reverse
repurchase agreements 8 205,722 (205,722) – – – – –
Loans, net of allowance for loan

losses 9 928,124 (13,496) 914,628 62,284 80,013 60,034 712,297
Customers’ liabilities under

acceptances 4,183 – 4,183 – – – 4,183
Other assets 10 105,719 – 105,719 311 – – 105,408
Total assets $ 1,966,668 $ 216,133 $ 2,182,801 $ 480,280 $ 98,136 $ 663,977 $ 940,408
October 31, 2023
Total assets $ 1,955,139 $ 215,318 $ 2,170,457 $ 460,641 $ 84,997 $ 678,289 $ 946,530
1

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-
balance sheet, for the purpose of this disclosure, the on- and off-balance sheet holdings are encumbered in alignment with the business practice.
2

Assets received as collateral through off-balance sheet transactions such as reverse repurchase agreements,

securities borrowing, margin loans, and other client activity.
3

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative
transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4

Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.
6

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).
7

Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at

FVTPL, financial assets at FVOCI, and DSAC.
8

Assets reported in the “Bank-owned assets”

column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase
transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions

”

column to avoid double-counting with the on-balance sheet
assets.
9

The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions”

column to avoid double-
counting with the on-balance sheet assets.
10

Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Severe Combined Stress

Scenario,

the Bank performs liquidity stress testing

on multiple alternate scenarios. These

scenarios are a mix of TD-
specific events and market-wide stress events

designed to test the impact from risk factors

material to the Bank’s risk profile. Liquidity assessments

are also part
of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding

plans (CFP) in place at the overall Bank

level and for certain subsidiaries operating

in foreign jurisdictions (Regional
CFPs). The Bank’s CFP provides a documented

framework for managing unexpected liquidity

situations and thus is an integral component

of the Bank’s overall
liquidity risk management program. It

outlines different contingency levels based on

the severity and duration of the liquidity situation and

identifies recovery
actions appropriate for each level. For each recovery

action, it provides key operational

steps required to execute the action. Regional

CFPs identify recovery
actions to address region-specific stress

events. The actions and governance structure

outlined in the Bank’s CFP are aligned

with the Bank’s Crisis Management
Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs

and ability to raise funds. Rating downgrades

could potentially result in higher financing costs,

increased
requirements to pledge collateral, reduced

access to capital markets, and could also affect

the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating

agencies reflect their views and are

subject to change from time to time, based on

a number of factors including
the Bank’s financial strength, competitive position,

and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating
agencies and conditions affecting the overall financial

services industry.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 36: CREDIT RATINGS 1
As at
April 30, 2024
Moody’s S&P Fitch DBRS
Deposits/Counterparty
2
Aa1 AA- AA AA (high)
Legacy Senior Debt
3
Aa2 AA- AA AA (high)
Senior Debt
4
A1 A AA- AA
Covered Bonds Aaa – AAA AAA
Subordinated Debt A2 A A AA (low)
Subordinated Debt – NVCC A2 (hyb) A- A A
Preferred Shares – NVCC Baa1 (hyb) BBB BBB+ Pfd-2 (high)
Limited Recourse Capital Notes – NVCC Baa1 (hyb) BBB BBB+ A (low)
Short-Term Debt (Deposits) P-1 A-1+ F1+ R-1 (high)
Outlook Stable Stable Stable Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
3

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The Bank
holds liquid assets to ensure it is able to provide

additional collateral required by trading

counterparties in the event of a three-notch

downgrade in the Bank’s
senior debt ratings.

The following table presents the additional collateral

that could have been contractually required

to be posted to over-the-counter (OTC)
derivative counterparties as of the reporting

date in the event of one, two, and three-notch

downgrades of the Bank’s credit ratings.

TABLE 37: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES 1
(millions of Canadian dollars)
Average for the three months ended

April 30 January 31
2024 2024
One-notch downgrade $ 166 $ 90
Two-notch downgrade 242 150
Three-notch downgrade 934 800
1

The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated

as the ratio of the stock of unencumbered high-quality

liquid assets (HQLA) over the net

cash outflow requirements in the
next 30 days under a hypothetical liquidity stress

event.
Other than during periods of financial stress,

the Bank must maintain the LCR above

100% in accordance with the OSFI LAR

requirement. The Bank’s LCR is
calculated according to the scenario parameters

in the LAR guideline, including prescribed

HQLA eligibility criteria and haircuts, deposit

run-off rates, and other
outflow and inflow rates. HQLA held by the

Bank that are eligible for the LCR calculation

under the LAR are primarily central bank reserves,

sovereign-issued or
sovereign-guaranteed securities, and high-quality

securities issued by non-financial entities.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 38: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
April 30, 2024
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 332,676
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 480,690 $ 30,668
Stable deposits
5
257,719 7,732
Less stable deposits 222,971 22,936
Unsecured wholesale funding, of which: 354,375 178,685
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
6 126,605 30,035
Non-operational deposits (all counterparties) 196,382 117,262
Unsecured debt 31,388 31,388
Secured wholesale funding n/a 46,341
Additional requirements, of which: 342,989 97,537
Outflows related to derivative exposures and

other collateral requirements
57,259 37,980
Outflows related to loss of funding on debt products 10,282 10,282
Credit and liquidity facilities 275,448 49,275
Other contractual funding obligations 22,108 11,296
Other contingent funding obligations 7 779,005 12,314
Total cash outflows $ n/a $ 376,841
Cash inflows
Secured lending

$ 243,498 $ 32,298
Inflows from fully performing exposures 27,613 12,676
Other cash inflows 66,917 66,917
Total cash inflows $ 338,028 $ 111,891
Average for the three months ended
April 30, 2024 January 31, 2024
Total adjusted Total adjusted
value value
Total high-quality liquid assets
8
$ 332,676 $ 334,351
Total net cash outflows 9 264,950 251,329
Liquidity coverage ratio 126% 133%
1

The LCR for the quarter ended April 30, 2024

is calculated as an average of the 62 daily data points in the quarter.

2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
5

As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized enterprise (SME)

customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.
6

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management

services.
7

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other
contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days,

TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8

Total HQLA includes both asset haircuts

and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9

Total Net Cash Outflows include both inflow

and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75%

of outflows).
The Bank’s average LCR of 126%

for the quarter ended April 30, 2024 continues

to meet the regulatory requirements.

The Bank holds a variety of liquid assets

commensurate with the liquidity needs of

the organization. Many of these assets qualify

as HQLA under the OSFI LAR
guideline. The average HQLA of the Bank

for the quarter ended April 30, 2024 was $333

billion (January 31, 2024 – $334 billion),

with Level 1 assets representing
83% (January 31, 2024 – 83%). The Bank’s reported

HQLA excludes excess HQLA from the

U.S. Retail operations, reflecting liquidity

transfer limitations from
U.S. Retail and its affiliates which adheres to OSFI

LAR and Federal Reserve Board guidelines.

As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2023 Annual Report,

the Bank manages its HQLA and other liquidity

buffers to the
higher of TD’s 90-day surplus requirement and the

target buffers over regulatory requirements

from the LCR, NSFR, and the Net Cumulative

Cash Flow metrics.
As a result, the total stock of HQLA is subject

to ongoing rebalancing against the projected

liquidity requirements.

NET STABLE

FUNDING RATIO
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) over total required stable funding (RSF)

in accordance with OSFI’s
LAR guideline. The Bank must maintain an

NSFR ratio equal to or above 100% in accordance

with the LAR guideline. The Bank’s ASF comprises

the Bank’s
liability and capital instruments (including

deposits and wholesale funding). The assets

that require stable funding are based on

the Bank’s on and off-balance
sheet activities and a function of their liquidity

characteristics and the requirements of OSFI’s

LAR guideline.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 39: NET STABLE FUNDING RATIO
(millions of Canadian dollars, except

as noted)
As at
April 30, 2024
Unweighted value by residential maturity
6 months to
No

Less than

less than

More than Weighted
maturity 1
6 months

1 year

1 year

value 2
Available Stable Funding Item
Capital $ 108,390 $ n/a $ n/a $ 10,879 $ 119,270
Regulatory capital 108,390 n/a n/a 10,879 119,270
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
439,111 73,242 36,382 31,910 539,930
Stable deposits 3 250,252 27,285 15,288 16,038 294,223
Less stable deposits 188,859 45,957 21,094 15,872 245,707
Wholesale funding: 244,275 390,301 81,070 244,446 441,704
Operational deposits 4 103,112 2,344 – – 52,728
Other wholesale funding 141,163 387,957 81,070 244,446 388,976
Liabilities with matching interdependent assets 5 – 3,175 2,021 23,122 –
Other liabilities: 50,470 98,179 2,773
NSFR derivative liabilities n/a 2,815

n/a

All other liabilities and equity not included

in the above categories
50,470 91,462 2,259 1,643 2,773
Total Available Stable Funding $ 1,103,677
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 61,140
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 106,425 264,865 117,995 669,318 767,215
Performing loans to financial institutions

secured by Level 1 HQLA
– 81,829 11,097 – 12,654
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
– 58,692 8,304 10,267 20,905
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 38,027 68,889 42,237 290,713 339,652
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a 48,678 26,989 – 37,125
Performing residential mortgages, of which: 31,893 47,393 49,950 300,432 297,262
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 6 31,893 47,393 49,950 300,432 297,262
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 36,505 8,062 6,407 67,906 96,742
Assets with matching interdependent liabilities 5 – 2,966 2,292 23,060 –
Other assets: 74,303 146,755 111,919
Physical traded commodities, including gold 11,638

n/a

n/a

n/a

10,076
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs 17,688 15,035
NSFR derivative assets

n/a

9,841 7,026
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

25,144 1,257
All other assets not included in the above

categories
62,665 85,926 2,162 5,994 78,525
Off-balance sheet items

n/a

799,831 28,891
Total Required Stable Funding $ 969,165
Net Stable Funding Ratio

114%
As at
October 31, 2023
Total Available Stable Funding $ 1,123,816
Total Required Stable Funding 960,590
Net Stable Funding Ratio

117%
1

Items in the “no maturity” time bucket do not have a stated maturity.

These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
2

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
3

As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.
4

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management

services.
5

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.

6

Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended April 30,

2024 is at 114%

(October 31, 2023 – 117%) representing a surplus of $135 billion and adheres to regulatory
requirements. The NSFR remained relatively

stable to the previous quarter (January 31, 2024

– 114%), as our funding programs continued to meet our needs in
Q2.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.

The Bank’s primary approach to managing

funding activities is to maximize the use of

deposits raised through personal and

commercial banking channels.
The
following table illustrates the Bank’s base of personal

and commercial, wealth, and Schwab sweep

deposits (collectively, “P&C deposits”) that make up
approximately
70
% (October 31, 2023 –
70
%) of the Bank’s total funding.

TABLE 40: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)
As at

April 30 October 31
2024 2023
P&C deposits – Canadian $
542,967
$
529,078
P&C deposits – U.S.
1
432,778
446,355
Total $
975,745
$
975,433
1
P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.

WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA

MBS, and notes backed by credit
card receivables (Evergreen Credit Card

Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by
currency, and by funding types. The Bank raises short-term (1 year or less) funding using certificates of deposit,

commercial paper, and bankers’ acceptances.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at April 30,

2024.

Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA) Registered
Legislative Covered Bond Program ($80 billion)
FCA Registered Global Medium-Term Note Program
(US$40 billion)
The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at April 30, 2024, was $178.4 billion
(October 31, 2023

– $173.3 billion).

Note that Table 41: Long-Ter

m

Funding and Table 42: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.
TABLE 41: LONG-TERM FUNDING
1
As at
April 30 October 31
Long-term funding by currency 2024

2023
Canadian dollar 27% 27%
U.S. dollar 33 35
Euro 28 27
British pound 6 5
Other 6 6
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 57% 61%
Covered bonds 35 31
Mortgage securitization 2 7 7
Term asset-backed securities 1 1
Total 100% 100%
1
The table includes funding issued to external investors

only.
2
Mortgage securitization excludes the residential

mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

The following table represents the remaining

maturity of various sources of funding outstanding

as at April 30,

2024 and October 31, 2023.

TABLE 42: WHOLESALE FUNDING 1
(millions of Canadian dollars)
As at
April 30 October 31
2024 2023
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
2
$ 26,389 $ 5,815 $ 3,660 $ 3,321 $ 39,185 $ – $ – $ 39,185 $ 42,481
Bearer deposit notes 157 728 539 230 1,654 – – 1,654 1,804
Certificates of deposit 9,352 28,606 30,402 31,842 100,202 312 – 100,514 113,476
Commercial paper 10,320 15,037 16,436 12,847 54,640 – – 54,640 40,515
Covered bonds 457 3,488 860 1,720 6,525 19,361 40,197 66,083 56,973
Mortgage securitization 3 – 2,322 1,073 2,738 6,133 3,777 20,325 30,235 27,131
Legacy senior unsecured medium-term
notes 4 – 1,898 – – 1,898 289 – 2,187 3,162
Senior unsecured medium-term notes 5 – 3,178 5,525 9,455 18,158 19,523 57,308 94,989 97,525
Subordinated notes and debentures 6 – – – – – 197 11,121 11,318 9,620
Term asset-backed

securitization
– 318 1,035 560 1,913 – 375 2,288 2,204
Other 7 26,502 2,290 9,021 4,205 42,018 965 782 43,765 44,348
Total $ 73,177 $ 63,680 $ 68,551 $ 66,918 $ 272,326 $ 44,424 $ 130,108 $ 446,858 $ 439,239
Of which:
Secured $ 2,865 $ 6,128 $ 9,160 $ 7,426 $ 25,579 $ 23,139 $ 60,901 $ 109,619 $ 95,328
Unsecured 70,312 57,552 59,391 59,492 246,747 21,285 69,207 337,239 343,911
Total $ 73,177 $ 63,680 $ 68,551 $ 66,918 $ 272,326 $ 44,424 $ 130,108 $ 446,858 $ 439,239
1

Excludes bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing

Risk” section of this document.
2

Includes fixed-term deposits with banks.
3

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
4

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
5

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $6.1 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2023 – $5.7 billion).
6

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7
Includes fixed-term deposits from non-bank institutions (unsecured) of $18.0 billion (October 31, 2023 – $22.1 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total

MBS issued to external investors for the

three months and six months
ended April 30, 2024 was $0.7 billion and $0.8

billion, respectively (three and six months ended

April 30, 2023 – $0.4 billion and $0.8 billion,

respectively) and
other asset-backed securities issued for

the three and six months ended April 30,

2024 was nil (three and six months ended

April 30, 2023

– $0.1 billion and
$0.4 billion, respectively). The Bank also issued

$7.5 billion and $8.1 billion, respectively

of unsecured medium-term notes for the

three and six months ended
April 30, 2024 (three and six months

ended April 30, 2023 – $1.0 billion and $13.9

billion) and $10.2 billion and $14.7 billion,

respectively of covered bonds for the
three and six months ended April 30, 2024 (three

and six months ended April 30, 2023 –

$9.7 billion).
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. Off-balance sheet commitments include
contractual obligations to make future payments

on certain lease-related commitments, certain

purchase obligations, and other liabilities.

The values of credit
instruments reported in the following

table represent the maximum amount of additional

credit that the Bank could be obligated to extend

should such instruments
be fully drawn or utilized. Since a significant

portion of guarantees and commitments

are expected to expire without being

drawn upon, the total of the contractual
amounts is not representative of expected future

liquidity requirements. These contractual

obligations have an impact on the Bank’s

short-term and long-term
liquidity and capital resource needs.
The maturity analysis presented does not depict

the degree of the Bank’s maturity transformation or

the Bank’s exposure to interest rate and liquidity risk.

The
Bank’s objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market

availability. The Bank
utilizes stable non-maturity deposits (chequing

and savings accounts) and term deposits

as the primary source of long-term funding

for the Bank’s non-trading
assets including personal and business

term loans and the stable balance of revolving

lines of credit. Additionally, the Bank issues long-term funding in respect of
such non-trading assets and raises short

term funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is
considered when determining the appropriate

term of the funding.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 43: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars) As at
April 30, 2024
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,308
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,308
Interest-bearing deposits with banks
83,379
348
–
–
–
–
–
129
3,809
87,665
Trading loans, securities, and other
1
4,456
4,716
5,738
2,726
5,461
12,381
28,002
25,313
77,553
166,346
Non-trading financial assets at fair
value through profit or loss
480
451
199
115
272
998
554
952
1,625
5,646
Derivatives
10,945
10,369
5,215
5,060
3,875
10,725
20,347
15,654
–
82,190
Financial assets designated at fair
value through profit or loss
415
630
390
276
302
899
1,739
1,274
–
5,925
Financial assets at fair value through
other comprehensive income
1,009
6,022
2,036
2,228
2,564
6,967
19,643
31,086
3,691
75,246
Debt securities at amortized cost,
net of allowances for credit losses
1,011
15,656
3,433
4,991
4,698
24,556
106,707
132,544
(2)
293,594
Securities purchased under
reverse repurchase agreements
2
134,900
27,558
26,496
8,370
3,737
2,773
474
–
1,414
205,722
Loans
Residential mortgages

1,220
7,143
13,485
14,905
13,109
62,773
133,296
80,101
–
326,032
Consumer instalment and other personal
1,035
1,732
2,408
3,765
5,981
27,519
85,289
35,212
58,256
221,197
Credit card
–
–
–
–
–
–
–
–
39,421
39,421
Business and government

54,592
13,033
15,848
16,652
13,993
44,136
100,095
64,920
25,750
349,019
Total loans
56,847
21,908
31,741
35,322
33,083
134,428
318,680
180,233
123,427
935,669
Allowance for loan losses
–
–
–
–
–
–
–
–
(7,545)
(7,545)
Loans, net of allowance for loan losses
56,847
21,908
31,741
35,322
33,083
134,428
318,680
180,233
115,882
928,124
Customers’ liability under acceptances

2,934
1,249
–
–
–
–
–
–
–
4,183
Investment in Schwab
–
–
–
–
–
–
–
–
9,866
9,866
Goodwill
3
–
–
–
–
–
–
–
–
18,658
18,658
Other intangibles
3
–
–
–
–
–
–
–
–
2,897
2,897
Land, buildings, equipment, and other depreciable

assets, and right-of-use assets
3
–
8
10
16
10
76
619
3,162
5,616
9,517
Deferred tax assets
–
–
–
–
–
–
–
–
4,806
4,806
Amounts receivable from brokers, dealers, and clients
33,537
28
–
–
–
–
–
–
–
33,565
Other assets
4,814
7,254
838
369
287
215
265
140
12,228
26,410
Total assets $
341,035
$
96,197
$
76,096
$
59,473
$
54,289
$
194,018
$
497,030
$
390,487
$
258,043
$
1,966,668
Liabilities
Trading deposits $
3,231
$
3,168
$
5,102
$
2,836
$
2,216
$
4,977
$
7,982
$
1,709
$
–
$
31,221
Derivatives
9,733
10,857
3,972
4,654
3,515
7,983
13,414
15,614
–
69,742
Securitization liabilities at fair value
–
1,257
391
852
321
2,282
7,529
5,021
–
17,653
Financial liabilities designated at

fair value through profit or loss

40,812
49,002
50,264
23,720
23,846
313
3
1
144
188,105
Deposits
4,5
Personal
7,520
19,133
28,227
20,828
18,726
19,170
22,250
705
492,424
628,983
Banks
11,333
97
–
6,237
2,408
1
3
1
12,383
32,463
Business and government
22,462
25,086
13,456
12,174
6,940
41,251
78,084
20,190
322,682
542,325
Total deposits
41,315
44,316
41,683
39,239
28,074
60,422
100,337
20,896
827,489
1,203,771
Acceptances
2,934
1,249
–
–
–
–
–
–
–
4,183
Obligations related to securities sold short 1
283
2,956
1,396
888
1,351
5,915
11,994
12,067
1,295
38,145
Obligations related to securities sold under repurchase

agreements
2
168,705
16,980
2,966
557
128
1,346
49
–
1,508
192,239
Securitization liabilities at amortized cost
–
1,065
682
740
825
1,495
4,689
3,085
–
12,581
Amounts payable to brokers, dealers, and clients
31,726
28
–
–
–
–
–
–
–
31,754
Insurance contract liabilities
344
432
440
347
319
934
1,522
650
836
5,824
Other liabilities
11,229
12,719
6,509
2,611
962
687
1,910
4,178
7,345
48,150
Subordinated notes and debentures

–
–
–
–
–
197
–
11,121
–
11,318
Equity
–
–
–
–
–
–
–
–
111,982
111,982
Total liabilities and equity $
310,312
$
144,029
$
113,405
$
76,444
$
61,557
$
86,551
$
149,429
$
74,342
$
950,599
$
1,966,668
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
26,026
$
34,061
$
28,274
$
20,780
$
23,491
$
47,618
$
165,624
$
5,495
$
1,891
$
353,260
Other commitments
8
97
141
196
345
235
928
1,418
383
57
3,800
Unconsolidated structured entity commitments
–
110
61
861
46
903
–
–
–
1,981
Total off-balance sheet commitments $
26,123
$
34,312
$
28,531
$
21,986
$
23,772
$
49,449
$
167,042
$
5,878
$
1,948
$
359,041
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
66

billion of covered bonds with remaining contractual maturities of $
1

billion in ‘less than 1 month’, $
3

billion in ‘over 1 to 3 months’, $
1

billion in ‘over 3 to 6 months’, $
2

billion
in ‘over 9 months to 1 year’, $
19

billion in ‘over 1 to 2 years’, $
34

billion in ‘over 2 to 5 years’, and $
6

billion in ‘over 5 years’.
6

Includes $
517

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments
.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

TABLE 43: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars) As at
October 31, 2023
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,721
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,721
Interest-bearing deposits with banks
91,966
559
–
–
–
–
–
–
5,823
98,348
Trading loans, securities, and other
1
4,328
6,329
5,170
3,008
4,569
13,226
27,298
25,677
62,485
152,090
Non-trading financial assets at fair value through
profit or loss
–
–
354
1,538
199
1,664
828
1,351
1,406
7,340
Derivatives
10,145
10,437
5,246
4,244
3,255
11,724
25,910
16,421
–
87,382
Financial assets designated at fair value through
profit or loss
374
496
375
695
324
838
1,470
1,246
–
5,818
Financial assets at fair value through other comprehensive

income
745
2,190
1,200
5,085
2,223
9,117
15,946
29,845
3,514
69,865
Debt securities at amortized cost, net of allowance
for credit losses
1,221
4,020
4,073
16,218
3,480
22,339
116,165
140,502
(2)
308,016
Securities purchased under reverse repurchase

agreements
2
124,253
33,110
29,068
7,381
7,298
955
506
–
1,762
204,333
Loans
Residential mortgages

1,603
2,616
5,860
10,575
14,181
57,254
168,475
59,733
44
320,341
Consumer instalment and other personal
894
1,580
2,334
3,830
5,974
27,166
85,487
34,183
56,106
217,554
Credit card
–
–
–
–
–
–
–
–
38,660
38,660
Business and government

37,656
10,058
13,850
14,886
16,964
42,460
96,952
67,190
26,512
326,528
Total loans
40,153
14,254
22,044
29,291
37,119
126,880
350,914
161,106
121,322
903,083
Allowance for loan losses
–
–
–
–
–
–
–
–
(7,136)
(7,136)
Loans, net of allowance for loan losses
40,153
14,254
22,044
29,291
37,119
126,880
350,914
161,106
114,186
895,947
Customers’ liability under acceptances

14,804
2,760
5
–
–
–
–
–
–
17,569
Investment in Schwab
–
–
–
–
–
–
–
–
8,907
8,907
Goodwill
3
–
–
–
–
–
–
–
–
18,602
18,602
Other intangibles
3
–
–
–
–
–
–
–
–
2,771
2,771
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
8
6
8
14
79
573
3,153
5,593
9,434
Deferred tax assets
4
–
–
–
–
–
–
–
–
3,951
3,951
Amounts receivable from brokers, dealers, and clients
30,416
–
–
–
–
–
–
–
–
30,416
Other assets
4
5,267
1,869
5,619
208
194
137
129
82
14,124
27,629
Total assets
4
$
330,393
$
76,032
$
73,160
$
67,676
$
58,675
$
186,959
$
539,739
$
379,383
$
243,122
$
1,955,139
Liabilities
Trading deposits $
1,272
$
1,684
$
5,278
$
4,029
$
4,153
$
6,510
$
6,712
$
1,342
$
–
$
30,980
Derivatives
9,068
9,236
4,560
3,875
2,559
8,345
16,589
17,408
–
71,640
Securitization liabilities at fair value
2
498
345
1,215
391
1,651
6,945
3,375
–
14,422
Financial liabilities designated at

fair value through profit or loss

48,197
30,477
37,961
42,792
32,473
112
–
–
118
192,130
Deposits
5,6
Personal
6,044
19,095
22,387
14,164
19,525
17,268
20,328
51
507,734
626,596
Banks
19,608
68
29
–
–
–
4
1
11,515
31,225
Business and government
25,663
16,407
24,487
11,819
9,658
33,723
74,300
19,652
324,660
540,369
Total deposits
51,315
35,570
46,903
25,983
29,183
50,991
94,632
19,704
843,909
1,198,190
Acceptances
14,804
2,760
5
–
–
–
–
–
–
17,569
Obligations related to securities sold short
1
135
1,566
1,336
1,603
1,309
5,471
19,991
11,971
1,279
44,661
Obligations related to securities sold under repurchase

agreements
2
146,559
10,059
6,607
457
1,142
150
46
–
1,834
166,854
Securitization liabilities at amortized cost
–
526
355
1,073
703
2,180
4,956
2,917
–
12,710
Amounts payable to brokers, dealers, and clients
30,872
–
–
–
–
–
–
–
–
30,872
Insurance contract liabilities
4
243
305
327
258
253
694
1,131
501
2,134
5,846
Other liabilities
4
11,923
9,808
7,986
1,276
1,198
918
1,979
4,226
8,260
47,574
Subordinated notes and debentures

–
–
–
–
–
196
–
9,424
–
9,620
Equity
4
–
–
–
–
–
–
–
–
112,071
112,071
Total liabilities and equity
4
$
314,390
$
102,489
$
111,663
$
82,561
$
73,364
$
77,218
$
152,981
$
70,868
$
969,605
$
1,955,139
Off-balance sheet commitments
Credit and liquidity commitments
7,8
$
22,242
$
24,178
$
26,399
$
21,450
$
22,088
$
47,826
$
166,891
$
5,265
$
1,487
$
337,826
Other commitments
9
109
279
214
197
204
889
1,364
424
73
3,753
Unconsolidated structured entity commitments
–
836
3
239
95
729
–
–
–
1,902
Total off-balance sheet commitments $
22,351
$
25,293
$
26,616
$
21,886
$
22,387
$
49,444
$
168,255
$
5,689
$
1,560
$
343,481
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s second quarter 2024 Interim Consolidated Financial Statements for further details.
5

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
6

Includes $
57

billion of covered bonds with remaining contractual maturities of $
6

billion in ‘over 3 months to 6 months’, $
3

billion in ‘over 6 months to 9 months’, $
1

billion in ‘over 9
months to 1 year’, $
12

billion in ‘over 1 to 2 years’, $
31

billion in ‘over 2 to 5 years’, and $
4

billion in ‘over 5 years’.
7

Includes $
573

million in commitments to extend credit to private equity investments.
8

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

REGULATORY AND STANDARD SETTER DEVELOPMENTS CONCERNING ENVIRONMENTAL AND SOCIAL (E&S) RISK (INCLUDING

CLIMATE)
On March 7, 2023, OSFI issued Final Guideline

B-15: Climate Risk Management (Guideline

B-15), which sets out OSFI’s expectations

related to the management
and disclosure of climate-related risks and

opportunities. Subsequently, on March 20, 2024, OSFI released updates to Guideline B-15 which align

disclosure
expectations with the International Sustainability

Standards Board’s final IFRS S2 Climate-related

Disclosures standard. Components of Guideline

B-15 are initially
effective for D-SIBs for fiscal year-end 2024, where

annual disclosures are required to be

made publicly available no later than 180 days

after fiscal year-end. The
Bank has completed its initial assessment of

Guideline B-15 and is working towards

implementing the requirements.
ISSB – IFRS S1 and IFRS S2
On June 26, 2023, the International Sustainability

Standards Board (ISSB) under the IFRS

Foundation, issued its first two sustainability

standards,

IFRS S1,
General Requirements for Disclosures of Sustainability-related

Financial Information

(S1) and IFRS S2,
Climate-related Disclosures

(S2). S1 sets out the
disclosure requirements for financially

material information about sustainability-related

risks and opportunities to meet investor

information needs, and S2
specifically sets the disclosure requirement

for climate-related risks and opportunities.

The effective date for the standards is subject

to Canadian jurisdiction’s
endorsement. The International Organization

of Securities Commissions has endorsed

IFRS S1 and S2 on July 23, 2023,

and is now calling its member
jurisdictions to consider ways they may

adopt or apply the ISSB standards. The Bank

is currently assessing the impact of adopting

these standards.
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2023 Annual Report for further details.

There have been no significant changes

to the Bank’s securitization
and off-balance sheet arrangements during the quarter

ended April 30, 2024.
Securitization of Third Party-Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third party-originated

assets

through Bank-sponsored SEs, including its Canadian

multi-seller conduits which are not consolidated.

These
Canadian multi-seller conduits securitize

Canadian originated third-party assets.

The Bank administers these multi-seller

conduits and provides liquidity facilities as
well as securities distribution services; it

may also provide credit enhancements.

TD’s total potential exposure to loss through the

provision of liquidity facilities for
multi-seller conduits was $15.9 billion as

at April 30, 2024 (October 31, 2023 – $15.2

billion). As at April 30, 2024, the Bank had

funded exposure of $13.9 billion
under such liquidity facilities relating

to outstanding issuances of asset-backed

commercial paper (October 31, 2023 – $13.3

billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s second

quarter 2024 Interim Consolidated Financial

Statements and 2023 Annual

Consolidated Financial Statements. For
details of the Bank’s significant accounting

judgments, estimates, and assumptions

under IFRS, refer to Note 3 of the Bank’s

second quarter 2024

Interim
Consolidated Financial Statements and the Bank’s

2023

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
The following new standard has been adopted

by the Bank on November 1, 2023.
Insurance Contracts
The IASB issued IFRS 17, Insurance Contracts

(IFRS 17) which replaced the guidance

in IFRS 4,
Insurance Contracts

(IFRS 4) and became effective for annual
reporting periods beginning on or after

January 1, 2023, which was November 1, 2023

for the Bank. IFRS 17 establishes principles

for recognition, measurement,
presentation and disclosure of insurance

contracts.
Under IFRS 17, insurance contracts are

aggregated into groups which are measured

at the risk-adjusted present value of

cash flows in fulfilling the contracts.
Revenue is recognized as insurance services

are provided over the coverage period.

Losses are recognized immediately if

the contract group is expected to be
onerous. The liabilities presented by insurance

groups are

comprised of the liability for remaining

coverage (LRC) and the liability for incurred

claims (LIC) and are
reported as Insurance contract liabilities

on the Interim Consolidated Balance Sheet.

The LRC is the obligation to investigate and

pay claims that have not yet
occurred and includes the loss component

related to onerous contract groups.

The LIC is the estimate of claims incurred, including

claims that have occurred but
have not been reported, and related insurance

costs.

IFRS 17 introduces two measurement models

that are applicable to the Bank, the premium

allocation approach model (PAA) and the general measurement

model
(GMM). The Bank measures the majority of

its insurance contract groups using

the PAA,

which includes property and casualty contracts

as well as short-term life
and health contracts. The PAA is a simplified model applied to insurance contracts that are either one year or less

or where the PAA approximates the GMM.
Contracts using the GMM are longer-term life

and health contracts. The LRC for insurance

contract groups using the PAA is measured as unearned premiums less
deferred acquisition cash flows allocated

to the group. The LRC is adjusted for the

recognition of insurance revenue and amortization

of acquisition cash flows
reported in insurance service expenses

on a straight-line basis over the contractual

terms of the underlying insurance contracts,

usually twelve months. The LRC
for longer term contracts using the GMM

model is measured using estimates and

assumptions that reflect the timing

and uncertainty of insurance cash flows.
When a group of contracts is expected

to be onerous, a loss component (expected

loss related to fulfilling the related insurance

contracts) is established which
increases the LRC and insurance service expenses.

The loss component of the LRC is

subsequently recognized in income over

the contractual term of the
underlying insurance contracts to offset claims

incurred and related expenses.
The Bank measures the LIC at the present

value of current estimates of claims and related

costs for insurable events occurring at or

before the Interim
Consolidated Balance Sheet date. The LIC

includes a risk adjustment, which represents

the compensation the Bank requires for bearing

the uncertainty related to
non-financial risks

in its fulfilment of insurance contracts.

Expenses related to claims incurred

and related costs are reported in insurance

service expenses and
changes related to discounting the liability are

recorded as insurance finance income

or expenses in other income (loss).

Prior to the adoption of IFRS 17, these
expenses were recorded in insurance

claims and related expenses and non-interest

expenses.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Reinsurance contracts held are recognized

and measured using the same principles

as insurance contracts issued. Reinsurance

contract assets are presented in
Other assets in the Interim Consolidated Balance

Sheet and the net results from reinsurance

contracts held are presented in Other income

(loss) in the Interim
Consolidated Statement of Income. Refer to

Note 14 of the Bank’s second quarter 2024 Interim

Consolidated Financial Statements for further details

on the results
of insurance and reinsurance contracts.
The Bank initially applied IFRS 17 on

November 1, 2023 and restated the comparative

period. The Bank transitioned by primarily

applying the full retrospective
approach which resulted in the measurement

of insurance contracts as if IFRS 17

had always applied to them. The following

table sets out adjustments to the
Bank’s insurance-related balances reported under

IFRS 4 as at October 31, 2022 used to derive

the insurance contract liabilities and reinsurance

contract assets
recognized by the Bank as at November

1, 2022 under IFRS 17.

(millions of Canadian dollars) Amount
Insurance-related liabilities $
7,468
Other liabilities
131
Other assets
(2,361)
Net insurance-related balances as at October

31, 2022
$
5,238
Changes in actuarial assumptions, including

risk adjustment and discount factor

(192)
Recognition of losses on onerous contracts
113
Other adjustments
(93)
Net insurance-related balances as at

November 1, 2022
$
5,066
Insurance contract liabilities $
5,761
Reinsurance contract assets
(695)
Net insurance-related balances as at

November 1, 2022
$
5,066
On November 1, 2022, IFRS 17 transition

adjustments resulted in a decrease

to the Bank’s deferred tax assets of $60 million

and an after-tax increase to retained
earnings of $112 million.

Upon the initial application of IFRS 17 on

November 1, 2023, the Bank applied transitional

guidance and reclassified certain securities

supporting insurance
operations to minimize accounting mismatches

arising from the application of the new discount

factor under IFRS 17. The transitional guidance

for such securities
is applicable for entities that previously used

IFRS 9,
Financial Instruments

and was applied without a restatement

of comparatives. The reclassification resulted

in
a decrease to retained earnings and an increase

in accumulated other comprehensive income

of $10 million.

ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting

policies are essential to understanding its

results of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these

judgments or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial Statements.

The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of estimates

and judgment in the assessment of the

current and forward-looking economic

environment. There remains
elevated economic uncertainty, and management continues to exercise expert credit judgment in assessing if

an exposure has experienced significant increase

in
credit risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and

qualitative adjustments have been applied.
Insurance Contracts
The assumptions used in establishing the Bank’s

insurance claims and policy benefit liabilities

are based on best estimates of possible

outcomes.

For property and casualty insurance

contracts, the ultimate cost of LIC is estimated

using a range of standard actuarial claims

projection techniques in
accordance with Canadian accepted actuarial

practices. Additional qualitative judgment

is used to assess the extent to which past

trends may or may not apply in
the future, in order to arrive at the estimated

ultimate claims cost amounts that present

the most likely outcome taking into account

all the uncertainties involved.

For life and health insurance contracts,

actuarial liabilities consider all future policy

cash flows, including premiums, claims,

and expenses required to administer
the policies. Critical assumptions used in

the measurement of life and health insurance

contract liabilities are determined by the appointed

actuary.
Further information on insurance risk assumptions

is provided in Note 14 of the Bank’s second quarter

2024 Interim Consolidated Financial Statements.
FUTURE CHANGES IN ACCOUNTING

POLICIES
The following standard has been issued, but

is not yet effective on the date of issuance of

the Bank’s Interim Consolidated Financial

Statements.
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial

Statements

(IFRS 18), which replaces the guidance

in IAS 1,
Presentation of
Financial Statements

and sets out requirements for presentation

and disclosure of information, focusing

on providing relevant information to users

of the financial
statements. IFRS 18 focuses on the presentation

of financial performance in the statement of

profit or loss, it will be effective for the Bank’s annual

period
beginning November 1, 2027. Early application

is permitted. The Bank is currently assessing

the impact of adopting this standard.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there

have been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s second quarter 2024

Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to
accounting policies, procedures, and estimates.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

GLOSSARY
Financial and Banking Terms
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at

the balance sheet date. Allowance for credit

losses consists of Stage 3
allowance for impaired financial assets and

Stage 2 and Stage 1 allowance for
performing financial assets and off-balance sheet instruments.

The allowance is
increased by the provision for credit losses,

decreased by write-offs net of
recoveries and disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS) : A performance measure calculated by dividing net income attributable to common

shareholders by the weighted
average number of common shares outstanding

for the period. Adjusted basic
EPS is calculated in the same manner using

adjusted net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at

the end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment

value to the ending investment value
assuming that the investment has been

compounding over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by

dividing net income
attributable to common shareholders by the

weighted average number of
common shares outstanding adjusting for the

effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of

Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM, the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total
revenue. A lower ratio indicates a more efficient

business operation. Adjusted
efficiency ratio, net of insurance service expenses

(ISE) is calculated by
dividing adjusted non-interest expenses

by adjusted total revenue, net of ISE.
Management believes presenting efficiency ratio

net of ISE is aligned with
industry reporting and allows for better assessment

of operating results.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Enhanced Disclosure Task Force (EDTF): Established by the Financial
Stability Board in May 2012, comprised of

banks, analysts, investors, and
auditors, with the goal of enhancing the risk

disclosures of banks and other
financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receivership
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or reduction

of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that have
multiple derivative contracts with each other

that provide for the net settlement
of all contracts through a single payment, in

a single currency, in the event of
default or termination of any one contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio : A
ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance. Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
attributable to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles,

which are
treated as an item of note, as a percentage of average

Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.
Risk-Weighted Assets (RWA): Assets calculated by applying a regulatory risk-weight factor to on and off-balance sheet

exposures. The risk-weight
factors are established by the OSFI to

convert on and off-balance sheet
exposures to a comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest (SPPI):

IFRS 9 requires that the
following criteria be met in order for a financial

instrument to be classified at
amortized cost:
●

The entity’s business model relates to managing

financial assets (such as
bank trading activity), and, as such, an asset

is held with the intention of
collecting its contractual cash flows;

and
●

An asset’s contractual cash flows represent SPPI.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified period
of time.
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and TD

Ameritrade and other acquired intangible
assets, net of related deferred tax liabilities.

It can be utilized in assessing the
Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income

on trading positions, and income
(loss) from financial instruments designated

at FVTPL that are managed within a
trading portfolio. Trading-related revenue (TEB) in the

Wholesale Banking
segment is also a non-GAAP financial measure

and is calculated in the same
manner, including TEB adjustments. Both are used for

measuring trading
performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars) April 30, 2024 October 31, 2023
ASSETS
Cash and due from banks $
6,308
$
6,721
Interest-bearing deposits with banks
87,665
98,348
93,973
105,069
Trading loans, securities, and other

(Note 4)
166,346
152,090
Non-trading financial assets at fair value through profit or loss

(Note 4)
5,646
7,340
Derivatives

(Note 4)
82,190
87,382
Financial assets designated at fair value through profit or

loss

(Note 4)
5,925
5,818
Financial assets at fair value through other comprehensive income

(Note 4)
75,246
69,865
335,353
322,495
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
293,594
308,016
Securities purchased under reverse repurchase agreements

205,722
204,333
Loans (Notes 4, 6)
Residential mortgages
326,032
320,341
Consumer instalment and other personal
221,197
217,554
Credit card
39,421
38,660
Business and government
349,019
326,528
935,669
903,083
Allowance for loan losses

(Note 6)
(7,545)
(7,136)
Loans, net of allowance for loan losses
928,124
895,947
Other
Customers’ liability under acceptances

(Note 6)
4,183
17,569
Investment in Schwab

(Note 7)
9,866
8,907
Goodwill
18,658
18,602
Other intangibles
2,897
2,771
Land, buildings, equipment, other depreciable assets and

right-of-use assets
9,517
9,434
Deferred tax assets
1
4,806
3,951
Amounts receivable from brokers, dealers, and clients
33,565
30,416
Other assets 1

(Note 9)
26,410
27,629
109,902
119,279
Total assets 1 $
1,966,668
$
1,955,139
LIABILITIES
Trading deposits

(Notes 4, 10)
$
31,221
$
30,980
Derivatives

(Note 4)
69,742
71,640
Securitization liabilities at fair value

(Note 4)
17,653
14,422
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 10)
188,105
192,130
306,721
309,172
Deposits (Notes 4, 10)
Personal

628,983

626,596
Banks
32,463
31,225
Business and government
542,325
540,369
1,203,771
1,198,190
Other
Acceptances

(Note 6)
4,183
17,569
Obligations related to securities sold short

(Note 4)
38,145
44,661
Obligations related to securities sold under repurchase agreements
192,239
166,854
Securitization liabilities at amortized cost

(Note 4)
12,581
12,710
Amounts payable to brokers, dealers, and clients
31,754
30,872
Insurance contract liabilities 1

(Note 14)
5,824
5,846
Other liabilities 1

(Note 11)
48,150
47,574
332,876
326,086
Subordinated notes and debentures (Notes 4, 12)
11,318
9,620
Total liabilities 1
1,854,686
1,843,068
EQUITY
Shareholders’ Equity
Common shares

(Note 13)
25,257
25,434
Preferred shares and other equity instruments

(Note 13)
10,503
10,853
Treasury – common shares

(Note 13)
(24)
(64)
Treasury – preferred shares and other

equity instruments

(Note 13)
(8)
(65)
Contributed surplus
184
155
Retained earnings 1
71,904
73,008
Accumulated other comprehensive income (loss)
4,166
2,750
Total equity 1
111,982
112,071
Total liabilities and equity 1 $
1,966,668
$
1,955,139
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17,
Insurance Contracts (IFRS 17). Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except

as noted)

For the three months ended

For the six months ended
April 30 April 30 April 30 April 30
2024 2023 2024 2023
Interest income
1

(Note 21)
Loans $
13,154
$
10,539
$
26,149
$
20,537

Reverse repurchase agreements
2,914
2,134
5,852
3,915
Securities
Interest
5,122
4,462
10,398
8,801
Dividends
680
638
1,228
1,150
Deposits with banks
1,126
1,534
2,182
2,960
22,996
19,307
45,809
37,363
Interest expense (Note 21)
Deposits
11,490
9,042
22,974
16,837
Securitization liabilities
259
208
516
430
Subordinated notes and debentures
99
105
193
216
Repurchase agreements and short sales
3,390
2,293
6,595
4,301
Other
293
231
578
418
15,531
11,879
30,856
22,202
Net interest income
7,465
7,428
14,953
15,161
Non-interest income
Investment and securities services
1,872
1,671
3,617
3,076
Credit fees
494
429
1,063
857
Trading income (loss)
744
289
1,669
967
Service charges 2
657
621
1,311
1,249
Card services
703
712
1,465
1,481
Insurance revenue 2
1,665
1,514
3,341
3,056
Other income (loss) 2
219
(267)
114
(1,249)
6,354
4,969
12,580
9,437
Total revenue 2
13,819
12,397
27,533
24,598
Provision for (recovery of) credit losses

(Note 6)
1,071
599
2,072
1,289
Insurance service expenses 2
1,248
1,118
2,614
2,282
Non-interest expenses
Salaries and employee benefits
4,250
3,883
8,564
7,641
Occupancy, including depreciation
474
446
942
879
Technology and equipment, including depreciation
616
561
1,254
1,083
Amortization of other intangibles

168
170
353
312
Communication and marketing
394
386
719
699
Restructuring charges

(Note 19)
165
–
456
–
Brokerage-related and sub-advisory fees
125
111
255
203
Professional, advisory and outside services
655
630
1,220
1,198
Other
2
1,554
569
2,668
2,853
8,401
6,756
16,431
14,868
Income before income taxes and share

of net income from investment

in Schwab 2
3,099
3,924
6,416
6,159
Provision for (recovery of) income taxes 2
729
859
1,363
1,798
Share of net income from investment

in Schwab (Note 7)
194
241
335
526
Net income 2
2,564
3,306
5,388
4,887
Preferred dividends and distributions

on other equity instruments
190
210
264
293
Net income available to common shareholders
2
$
2,374
$
3,096
$
5,124
$
4,594
Earnings per share

(Canadian dollars)

(Note 18)
Basic
2
$
1.35
$
1.69
$
2.90
$
2.52
Diluted 2
1.35
1.69
2.89
2.52
Dividends per common share

(Canadian dollars)
1.02
0.96
2.04
1.92
1

Includes $
20,659

million and $
41,158

million, for the three and six months ended April 30, 2024, respectively (three and six months ended April

30, 2023 – $
17,429

million and
$
33,677

million, respectively), which have been calculated based on the effective interest rate method (EIRM).
2

Amounts for the three and six months ended April 30, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2024 2023 2024 2023
Net income
1
$
2,564
$
3,306
$
5,388
$
4,887
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value
through other comprehensive income

Change in unrealized gain/(loss)
(42)
166
297
410
Reclassification to earnings of net loss/(gain)
(3)
(15)
(9)
(14)
Changes in allowance for credit losses recognized

in earnings
–
–
(1)
(1)
Income taxes relating to:
Change in unrealized gain/(loss)
12
(42)
(73)
(115)
Reclassification to earnings of net loss/(gain)
2
5
5
5
(31)
114
219
285
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
3,058
1,842
(825)
(523)
Reclassification to earnings of net loss/(gain)
–
–
–
(2)
Net gain/(loss) on hedges
(1,966)
(754)
466
88
Reclassification to earnings of net loss/(gain)

on hedges
–
–
–
2
Income taxes relating to:
Net gain/(loss) on hedges
544
208
(132)
(309)
1,636
1,296
(491)
(744)
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Change in gain/(loss)
(517)
1,713
(242)
3,752
Reclassification to earnings of loss/(gain)
(1,246)
(1,069)
1,194
(1,063)
Income taxes relating to:
Change in gain/(loss)
149
(558)
60
(911)
Reclassification to earnings of loss/(gain)
328
289
(330)
322
(1,286)
375
682
2,100
Share of other comprehensive income (loss)

from investment in Schwab
(56)
453
826
700
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
(30)
(49)
(257)
47
Income taxes
8
14
71
(30)
(22)
(35)
(186)
17
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Change in net unrealized gain/(loss)
45
(170)
245
(157)
Income taxes
(11)
34
(65)
30
34
(136)
180
(127)
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
54
115
–
(128)
Income taxes
(15)
(32)
–
34
39
83
–
(94)
Total other comprehensive income (loss)
314
2,150
1,230
2,137
Total comprehensive income (loss) 1 $
2,878
$
5,456
$
6,618
$
7,024
Attributable to:
Common shareholders 1 $
2,688
$
5,246
$
6,354
$
6,731
Preferred shareholders and other equity instrument

holders
1

190
210

264
293
1

Amounts for the three and six months ended April 30, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2024 April 30, 2023 April 30, 2024 April 30, 2023
Common shares (Note 13)
Balance at beginning of period $
25,318
$
25,094
$
25,434
$
24,363
Proceeds from shares issued on exercise of stock options
24
45
66
71
Shares issued as a result of dividend reinvestment plan
132
713
269
1,418
Purchase of shares for cancellation and other
(217)
–
(512)
–
Balance at end of period
25,257
25,852
25,257
25,852
Preferred shares and other equity instruments (Note 13)

Balance at beginning of period
10,853
11,253
10,853
11,253
Redemption of shares and other equity instruments
(350)
–
(350)
–
Balance at end of period
10,503
11,253
10,503
11,253
Treasury – common shares (Note 13)

Balance at beginning of period
(58)
(103)
(64)
(91)
Purchase of shares
(2,154)
(2,235)
(5,250)
(4,051)
Sale of shares
2,188
2,239
5,290
4,043
Balance at end of period
(24)
(99)
(24)
(99)
Treasury – preferred shares and other equity instruments (Note 13)

Balance at beginning of period
(27)
(9)
(65)
(7)
Purchase of shares and other equity instruments
(153)
(185)
(251)
(326)
Sale of shares and other equity instruments
172
184
308
323
Balance at end of period
(8)
(10)
(8)
(10)
Contributed surplus

Balance at beginning of period
172
185
155
179
Net premium (discount) on sale of treasury instruments
5
(11)
18
(8)
Issuance of stock options, net of options exercised

8
5
13
15
Other
(1)
(18)
(2)
(25)
Balance at end of period
184
161
184
161
Retained earnings

Balance at beginning of period 1
72,347
73,612
73,008
73,698
Impact on adoption of IFRS 17
2
–
–
–
112
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
2
–
–
(10)
–
Net income attributable to equity instrument holders 1
2,564
3,306
5,388
4,887
Common dividends
(1,795)
(1,754)
(3,602)
(3,500)
Preferred dividends and distributions on other equity instruments
(190)
(210)
(264)
(293)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 13)
(1,002)
–
(2,430)
–
Remeasurement gain/(loss) on employee benefit plans
(22)
(35)
(186)
17
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
2
(4)
–
(6)
Balance at end of period 1
71,904
74,915
71,904
74,915
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
(163)
(305)
(413)
(476)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
2
–
–
10
–
Other comprehensive income (loss)
(31)
114
210
286
Allowance for credit losses
–
–
(1)
(1)
Balance at end of period

(194)
(191)
(194)
(191)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:

Balance at beginning of period
19
32
(127)
23
Other comprehensive income (loss)
36
(140)
180
(133)
Reclassification of loss/(gain) to retained earnings
(2)
4
–
6
Balance at end of period

53
(104)
53
(104)
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:

Balance at beginning of period
(77)
(99)
(38)
78
Other comprehensive income (loss)
39
83
–
(94)
Balance at end of period

(38)
(16)
(38)
(16)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:

Balance at beginning of period
10,550
10,008
12,677
12,048
Other comprehensive income (loss)
1,636
1,296
(491)
(744)
Balance at end of period

12,186
11,304
12,186
11,304
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(3,504)
(3,992)
(5,472)
(5,717)
Other comprehensive income (loss)
(1,286)
375
682
2,100
Balance at end of period

(4,790)
(3,617)
(4,790)
(3,617)
Share of accumulated other comprehensive income (loss) from investment in Schwab
(3,051)
(3,268)
(3,051)
(3,268)
Total accumulated other comprehensive income
4,166
4,108
4,166
4,108
Total equity 1 $
111,982
$
116,180
$
111,982
$
116,180
1

Amounts have been restated for the adoption of IFRS 17 as at and for the three and six months ended April 30,

2023. Refer to Note 2 for details.
2

Refer to Note 2 for details on the adoption of IFRS 17.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2024 2023 2024 2023
Cash flows from (used in) operating activities
Net income 1 $
2,564
$
3,306
$
5,388
$
4,887
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses

(Note 6)
1,071
599
2,072
1,289
Depreciation
324
309
638
598
Amortization of other intangibles
168
170
353
312
Net securities loss/(gain)

(Note 5)
66
21
60
22
Share of net income from investment in Schwab

(Note 7)
(194)
(241)
(335)
(526)
Deferred taxes 1
(730)
(642)
(797)
(701)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 9, 11)
206
484
370
512
Securities sold under repurchase agreements
18,110
4,428
25,385
16,937
Securities purchased under reverse repurchase agreements
(6,643)
(25,418)
(1,389)
(35,616)
Securities sold short
(4,730)
208
(6,516)
1,414
Trading loans, securities, and other
(4,826)
(430)
(14,256)
(10,781)
Loans net of securitization and sales
(24,876)
(13,552)
(34,289)
(19,815)
Deposits
23,104
(31,955)
5,822
(40,210)
Derivatives
(5,947)
(3,669)
3,294
1,895
Non-trading financial assets at fair value through profit or loss
1,339
1,846
1,694
2,685
Financial assets and liabilities designated at fair value through profit or loss
8,038
15,190
(4,132)
38,077
Securitization liabilities
1,333
835
3,102
(96)
Current taxes
(1,048)
443
520
2,105
Brokers, dealers, and clients amounts receivable and

payable
(1,053)
2,083
(2,267)
(6,837)
Other, including unrealized foreign currency

translation loss/(gain)
1
(995)
(8,092)
452
(5,170)
Net cash from (used in) operating activities
5,281
(54,077)
(14,831)
(49,019)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 12)
1,750
–
1,750
–
Redemption or repurchase of subordinated notes and

debentures
(18)
(4)
(42)
49
Common shares issued, net
22
40
59
64
Repurchase of common shares

(Note 13)
(1,219)
–
(2,942)
–
Redemption of preferred shares and other equity instruments

(Note 13)
(350)
–
(350)
–
Sale of treasury shares and other equity instruments

(Note 13)
2,365
2,412
5,616
4,358
Purchase of treasury shares and other equity instruments

(Note 13)
(2,307)
(2,420)
(5,501)
(4,377)
Dividends paid on shares and distributions paid on other equity instruments
(1,853)
–
(3,597)
(1,124)
Repayment of lease liabilities
(158)
(164)
(325)
(320)
Net cash from (used in) financing activities
(1,768)
(136)
(5,332)
(1,350)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
(10,894)
41,884
10,242
34,860
Activities in financial assets at fair value through other comprehensive income
Purchases
(6,325)
(7,745)
(13,626)
(15,330)
Proceeds from maturities
5,137
3,742
8,445
9,215
Proceeds from sales
377
2,227
1,115
2,822
Activities in debt securities at amortized cost
Purchases
(2,462)
(7,683)
(5,700)
(18,090)
Proceeds from maturities
8,825
10,605
17,532
24,646
Proceeds from sales
2,108
11,861
2,606
11,870
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(425)
(373)
(896)
(776)
Net cash acquired from (paid for) divestitures and acquisitions
–
(502)
70
(502)
Net cash from (used in) investing activities
(3,659)
54,016
19,788
48,715
Effect of exchange rate changes on cash and

due from banks
121
83
(38)
(28)
Net increase (decrease) in cash and due from banks
(25)
(114)
(413)
(1,682)
Cash and due from banks at beginning of period
6,333
6,988
6,721
8,556
Cash and due from banks at end of period $
6,308
$
6,874
$
6,308
$
6,874
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
1,590
$
878
$
2,172
$
1,368
Amount of interest paid during the period

15,232

11,035

30,410

20,648
Amount of interest received during the period
22,223
18,309
44,505
35,171
Amount of dividends received during the period
683
588
1,359
1,117
1

Amounts for the three and six months ended April 30, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business offices

located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial

Banking, U.S. Retail, Wealth Management and

Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements and accounting principles

followed by the Bank have been prepared in

accordance with
International Financial Reporting Standards

(IFRS), as issued by the International

Accounting Standards Board (IASB), including

the accounting requirements of
the Office of the Superintendent of Financial Institutions

Canada (OSFI).

The Interim Consolidated Financial Statements

are presented in Canadian dollars, unless
otherwise indicated.
These Interim Consolidated Financial Statements

were prepared on a condensed basis in

accordance with International Accounting Standard

34,
Interim
Financial Reporting

using the accounting policies as described

in Note 2 of the Bank’s 2023 Annual Consolidated

Financial Statements and in Note 2 of this report.
Certain comparative amounts have been

revised to conform with the presentation

adopted in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described in

Note 3 of the Bank’s 2023
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events in

similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three and six months ended April 30,

2024, were approved and authorized

for issue by the Bank’s Board
of Directors, in accordance with a recommendation

of the Audit Committee, on May 22, 2024.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2023

Annual Consolidated Financial Statements

and the accompanying Notes, and

the shaded sections of the 2023
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by IFRS.

NOTE 2: CURRENT AND FUTURE CHANGES

IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
The following new standard has been adopted

by the Bank on November 1, 2023.
Insurance Contracts
The IASB issued IFRS 17 which replaced

the guidance in IFRS 4,
Insurance Contracts

(IFRS 4) and became effective for annual

reporting periods beginning on or
after January 1, 2023, which was November

1, 2023 for the Bank. IFRS 17 establishes

principles for recognition, measurement,

presentation and disclosure of
insurance contracts.
Under IFRS 17, insurance contracts are

aggregated into groups which are measured

at the risk-adjusted present value of

cash flows in fulfilling the contracts.
Revenue is recognized as insurance services

are provided over the coverage period.

Losses are recognized immediately if

the contract group is expected to be
onerous. The liabilities presented by insurance

groups are

comprised of the liability for remaining

coverage (LRC) and the liability for incurred

claims (LIC) and are
reported as Insurance contract liabilities

on the Interim Consolidated Balance Sheet.

The LRC is the obligation to investigate and

pay claims that have not yet
occurred and includes the loss component related

to onerous contract groups.

The LIC is the estimate of claims incurred, including

claims that have occurred but
have not been reported, and related insurance

costs.

IFRS 17 introduces two measurement models

that are applicable to the Bank, the premium

allocation approach model (PAA) and the general measurement

model
(GMM). The Bank measures the majority of

its insurance contract groups using

the PAA,

which includes property and casualty contracts

as well as short-term life
and health contracts. The PAA is a simplified model applied to insurance contracts that are either one year or less

or where the PAA approximates the GMM.
Contracts using the GMM are longer-term life

and health contracts. The LRC for insurance

contract groups using the PAA is measured as unearned premiums less
deferred acquisition cash flows allocated

to the group. The LRC is adjusted for the

recognition of insurance revenue and amortization

of acquisition cash flows
reported in insurance service expenses

on a straight-line basis over the contractual

terms of the underlying insurance contracts,

usually twelve months. The LRC
for longer term contracts using the GMM

model is measured using estimates and

assumptions that reflect the timing

and uncertainty of insurance cash flows.
When a group of contracts is expected

to be onerous, a loss component (expected

loss related to fulfilling the related insurance

contracts) is established which
increases the LRC and insurance service expenses.

The loss component

of the LRC is subsequently recognized in

income over the contractual term of

the
underlying insurance

contracts to offset claims incurred and related

expenses.
The Bank measures the LIC at the present

value of current estimates of claims and related

costs for insurable events occurring at or

before the Interim
Consolidated Balance Sheet date. The LIC

includes a risk adjustment, which represents

the compensation the Bank requires for bearing

the uncertainty related to
non-financial risks

in its fulfilment of insurance contracts.

Expenses related to claims incurred

and related costs are reported in insurance

service expenses and
changes related to discounting the liability are

recorded as insurance finance income

or expenses in other income (loss).

Prior to the adoption of IFRS 17, these
expenses were recorded in insurance

claims and related expenses and non-interest

expenses.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Reinsurance contracts held are recognized

and measured using the same principles as insurance

contracts issued. Reinsurance contract

assets are presented in
Other assets on the Interim Consolidated Balance

Sheet and the net results from reinsurance

contracts held are presented in Other income

(loss) on the Interim
Consolidated Statement of Income. Refer to

Note 14 for further detail on the balances and

results of insurance and reinsurance contracts.
The Bank initially applied IFRS 17 on

November 1, 2023 and restated the comparative

period. The Bank transitioned by primarily

applying the full retrospective
approach which resulted in the measurement

of insurance contracts as if IFRS 17

had always applied to them.
The following table sets out adjustments

to the
Bank’s insurance-related balances reported under

IFRS 4 as at October 31, 2022 used to derive

the insurance contract liabilities and reinsurance

contract assets
recognized by the Bank as at November

1, 2022 under IFRS 17.

(millions of Canadian dollars) Amount
Insurance-related liabilities $ 7,468
Other liabilities 131
Other assets (2,361)
Net insurance-related balances as at October

31, 2022
$ 5,238
Changes in actuarial assumptions, including

risk adjustment and discount factor

(192)
Recognition of losses on onerous contracts 113
Other adjustments (93)
Net insurance-related balances as at

November 1, 2022
$ 5,066
Insurance contract liabilities $ 5,761
Reinsurance contract assets (695)
Net insurance-related balances as at

November 1, 2022
$ 5,066
On November 1, 2022, IFRS 17 transition

adjustments resulted in a decrease

to the Bank’s deferred tax assets of $
60

million and an after-tax increase to retained
earnings of $
112

million.

Upon the initial application of IFRS 17 on

November 1, 2023, the Bank applied transitional

guidance and reclassified certain securities

supporting insurance
operations to minimize accounting mismatches

arising from the application of the new

discount factor under IFRS 17. The transitional

guidance for such securities
is applicable for entities that previously used

IFRS 9,
Financial Instruments

and was applied without a restatement

of comparatives. The reclassification resulted

in
a decrease to retained earnings and an increase

in accumulated other comprehensive income

(AOCI) of $
10

million.

FUTURE CHANGES IN ACCOUNTING

POLICIES
The following standard has been issued, but

is not yet effective on the date of issuance of

the Bank’s Interim Consolidated Financial

Statements.
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial

Statements

(IFRS 18), which replaces the guidance

in IAS 1,
Presentation of
Financial Statements

and sets out requirements for presentation

and disclosure of information, focusing

on providing relevant information to users

of the financial
statements. IFRS 18 focuses on the presentation

of financial performance in the statement of

profit or loss, it will be effective for the Bank’s annual

period
beginning November 1, 2027. Early application

is permitted. The Bank is currently assessing

the impact of adopting this standard.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a material impact on the Bank’s

Interim Consolidated Financial Statements.

The Bank has established
procedures to ensure that accounting policies

are applied consistently and that the processes

for changing methodologies, determining

estimates, and adopting
new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2023 Annual Consolidated
Financial Statements for a description of

significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied.
Insurance Contracts
The assumptions used in establishing the Bank’s

insurance claims and policy benefit liabilities

are based on best estimates of possible

outcomes.

For property and casualty insurance

contracts, the ultimate cost of LIC is estimated

using a range of standard actuarial claims

projection techniques in
accordance with Canadian accepted actuarial

practices. Additional qualitative judgment

is used to assess the extent to which past

trends may or may not apply in
the future, in order to arrive at the estimated

ultimate claims cost amounts that present

the most likely outcome taking into account

all the uncertainties involved.

For life and health insurance contracts,

actuarial liabilities consider all future policy

cash flows, including premiums, claims,

and expenses required to administer
the policies. Critical assumptions used in

the measurement of life and health insurance

contract liabilities are determined by the appointed

actuary.
Further information on insurance risk assumptions

is provided in Note 14.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three and six months
ended April 30, 2024.

(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
222,786
$
216,565
$
232,093
$
222,699
Other debt securities
70,808
68,531
75,923
72,511
Total debt securities at amortized cost, net of allowance for credit losses
293,594
285,096
308,016
295,210
Total loans, net of allowance for loan losses

928,124
917,578
895,947
877,763
Total financial assets not carried at fair value $
1,221,718
$
1,202,674
$
1,203,963
$
1,172,973
FINANCIAL LIABILITIES
Deposits $
1,203,771
$
1,197,933
$
1,198,190
$
1,188,585
Securitization liabilities at amortized

cost

12,581
12,107
12,710
12,035
Subordinated notes and debentures

11,318

11,294

9,620
9,389
Total financial liabilities not carried at fair value $
1,227,670
$
1,221,334
$
1,220,520
$
1,210,009
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on

a recurring basis as at
April 30, 2024 and October 31, 2023.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal $
39
$
7,513
$
–
$
7,552
$
72
$
9,073
$
–
$
9,145
Provinces

–
7,482
–
7,482
–
7,445
–
7,445
U.S. federal, state, municipal governments,

and agencies debt
–
22,575
–
22,575
2
24,325
67
24,394
Other OECD
2

government-guaranteed debt
–
9,390
–
9,390
–
8,811
–
8,811
Mortgage-backed securities
–
1,964
–
1,964
–
1,698
–
1,698
Other debt securities
Canadian issuers

–
5,888
4
5,892
–
6,067
5
6,072
Other issuers
–
14,579
25
14,604
–
14,553
60
14,613
Equity securities
65,210
18
9
65,237
54,186
41
10
54,237
Trading loans

–
19,092
–
19,092
–
17,261
–
17,261
Commodities
11,749
807
–
12,556
7,620
791
–
8,411
Retained interests
–
2
–
2
–
3
–
3

76,998
89,310
38
166,346
61,880
90,068
142
152,090
Non-trading financial assets at fair value

through profit or loss
Securities
278
1,555
1,150
2,983
269

2,596
980
3,845
Loans
–
2,663
–
2,663
–
3,495
–
3,495
278
4,218
1,150
5,646
269
6,091
980
7,340
Derivatives
Interest rate contracts

–
21,091
–
21,091
17

22,893
–
22,910
Foreign exchange contracts

47
52,061
5
52,113
26
57,380
7
57,413
Credit contracts

–
81
–
81
–
54
–
54
Equity contracts

58
4,901
–
4,959
58
4,839
–
4,897
Commodity contracts

556
3,375
15
3,946
306
1,787
15
2,108
661
81,509
20
82,190
407
86,953
22
87,382
Financial assets designated at
fair value through profit or loss
Securities
1
–
5,925
–
5,925
–

5,818
–
5,818
–
5,925
–
5,925
–
5,818
–
5,818
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
–
18,607
–
18,607
–
18,210
–
18,210
Provinces

–
20,586
–
20,586
–
19,940
–
19,940
U.S. federal, state, municipal governments,

and agencies debt
–
15,624
–
15,624
–
11,002
–
11,002
Other OECD government-guaranteed debt
–
1,683
–
1,683
–
1,498
–
1,498
Mortgage-backed securities
–
2,211
–
2,211
–
2,277
–
2,277
Other debt securities
Asset-backed securities
–
3,458
–
3,458
–
4,114
–
4,114
Corporate and other debt
–
9,161
14
9,175
–
8,863
27
8,890
Equity securities
1,388
1
2,307
3,696
1,133
3
2,377
3,513
Loans
–
206
–
206
–
421
–
421

1,388
71,537
2,321
75,246
1,133
66,328
2,404
69,865
Securities purchased under reverse
repurchase agreements
–
8,920
–
8,920
–
9,649
–
9,649
FINANCIAL LIABILITIES
Trading deposits

–

30,311

910

31,221

–
29,995
985
30,980
Derivatives

Interest rate contracts

1
13,403
148
13,552
16

21,064

126

21,206
Foreign exchange contracts

49
46,370
12
46,431
19
44,841
13
44,873
Credit contracts

–
799
–
799
–
172
–
172
Equity contracts

–
5,207
23
5,230
7
3,251
21
3,279
Commodity contracts

644
3,077
9
3,730
248
1,846
16
2,110
694
68,856
192
69,742
290
71,174
176

71,640
Securitization liabilities at fair value
–
17,653
–
17,653
–

14,422

–

14,422
Financial liabilities designated at fair value
through profit or loss
–
188,031
74
188,105
–

192,108

22

192,130
Obligations related to securities sold short 1

2,117
36,028
–
38,145
1,329

43,332

–

44,661
Obligations related to securities sold
under repurchase agreements
–
11,747
–
11,747
–
12,641
–
12,641
-
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Cooperation and Development (OECD).
(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of the

fair value hierarchy using the fair values as

at the end of each
reporting period.

There were no significant transfers between

Level 1 and Level 2 during the three and

six months ended April 30,

2024 and April 30,

2023.
There were no significant transfers between

Level 2 and Level 3 during the three and

six months ended April 30,

2024 and April 30,

2023.

There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three and

six months ended
April 30, 2024, and April 30, 2023.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three and
six months ended April 30, 2024 and April 30,

2023.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
February 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2024 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2024 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
34
$
–
$
–
$
–
$
(34)
$
–
$
–
$
–
$
–
Other debt securities
61
(2)
–
18
(4)
5
(49)
29
(1)
Equity securities
7
–
–
2
–
–
–
9
(1)

102
(2)
–
20
(38)
5
(49)
38

(2)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,079
49
–
33
(10)
–
(1)
1,150
45
1,079
49
–
33
(10)
–
(1)
1,150
45
Financial assets at fair value
through other

comprehensive income
Other debt securities
26
–
(1)
–
(11)
–
–
14
3
Equity securities

2,142
–
(2)
122
45
–
–
2,307
(13)

$
2,168
$
–
$
(3)
$
122
$
34
$
–
$
–
$
2,321
$
(10)
FINANCIAL LIABILITIES
Trading deposits 6 $
(1,039)
$
34
$
–
$
(18)
$
97
$
–
$
16
$
(910)
$
44
Derivatives 7
Interest rate contracts

(137)
(18)
–
–
7
–
–
(148)

(10)
Foreign exchange contracts
(1)
(1)
–
–
1
(6)
–
(7)
(1)
Equity contracts
(28)
5
–
–
(1)
–
1
(23)
4
Commodity contracts
(10)
(14)
–
–
30
–
–
6
8

(176)
(28)
–
–
37
(6)
1
(172)

1
Financial liabilities designated
at fair value
through profit or loss

(24)
(37)
–
(79)
66
–
–
(74)

(37)

Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2023 in income
2
in OCI
4
Issuances

Settlements Level 3 Level 3 2024 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
67
$
–
$
–
$
–
$
(67)
$
–
$
–
$
–
$
–
Other debt securities
65
1
–
90
(85)
7
(49)
29
(2)
Equity securities
10
(1)
–
2
(2)
–
–
9
–

142
–
–
92
(154)
7
(49)
38

(2)
Non-trading financial
assets at fair value
through profit or loss
Securities
980
62
–
124
(15)
–
(1)
1,150
62
980
62
–
124
(15)
–
(1)
1,150
62
Financial assets at fair value
through other

comprehensive income
Other debt securities
27
–
(4)
3
(12)
–
–
14
–
Equity securities

2,377
–
(12)
128
(186)
–
–
2,307
(11)

$
2,404
$
–
$
(16)
$
131
$
(198)
$
–
$
–
$
2,321
$
(11)
FINANCIAL LIABILITIES
Trading deposits
6
$
(985)
$
10
$
–
$
(74)
$
118
$
–
$
21
$
(910)
$
2
Derivatives 7
Interest rate contracts

(126)
(41)
–
–
19
–
–
(148)

(23)
Foreign exchange contracts
(6)
1
–
–
1
(6)
3
(7)
(2)
Equity contracts
(21)
(1)
–
–
(1)
(1)
1
(23)
(1)
Commodity contracts
(1)
(4)
–
–
11
–
–
6
(5)

(154)
(45)
–
–
30
(7)
4
(172)

(31)
Financial liabilities designated
at fair value through profit
or loss

(22)
1
–
(133)
80
–
–
(74)

–
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement

of Income.
3

Other comprehensive income.
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI). Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
20

million (January 31, 2024/February 1, 2024 – $
10

million; October 31, 2023/November 1, 2023 – $
22

million) and derivative liabilities of $
192

million
(January 31, 2024/February 1, 2024 – $
186

million; October 31, 2023/November 1, 2023 – $
176

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
February 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2023 in income
2
in OCI
3
Issuances Settlements Level 3 Level 3 2023 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
Other debt securities
85
(3)
–
9
(44)
–
(25)
22
(27)
Equity securities
–
(4)
–
39
(5)
–
–
30
(2)

85
(7)
–
48
(49)
–
(25)
52

(29)
Non-trading financial
assets at fair value
through profit or loss
Securities
927
40
–
79
(45)
–
–
1,001
21
927
40
–
79
(45)
–
–
1,001
21
Financial assets at fair value
through other

comprehensive income
Other debt securities
63
–
(15)
21
(8)
–
–
61
–
Equity securities

3,240
–
(189)
1,269
(635)
–
–
3,685
(183)

$
3,303
$
–
$
(204)
$
1,290
$
(643)
$
–
$
–
$
3,746
$
(183)
FINANCIAL LIABILITIES
Trading deposits 5 $
(486)
$
(17)
$
–
$
(89)
$
4
$
(6)
$
2
$
(592)
$
(14)
Derivatives
6
Interest rate contracts

(164)
(6)
–
–
1
–
–
(169)
5
Foreign exchange contracts
2
(1)
–
–
–
–
–
1
–
Equity contracts
(51)
14
–
26
(9)
–
(7)
(27)
16
Commodity contracts
5
11
–
–
(18)
–
–
(2)
(1)

(208)
18
–
26
(26)
–
(7)
(197)
20
Financial liabilities designated
at fair value
through profit or loss

(22)
20
–
(127)
80
–
–
(49)
(21)

Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2022 in income
2
in OCI
3
Issuances Settlements Level 3 Level 3 2023 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
Other debt securities
49
6
–
23
(59)
35
(32)
22
(23)
Equity securities

–
(4)
–
39
(5)
–
–
30
(2)

49
2
–
62
(64)
35
(32)
52

(25)
Non-trading financial
assets at fair value
through profit or loss
Securities
845
83
–
121
(48)
–
–
1,001
56
845
83
–
121
(48)
–
–
1,001
56
Financial assets at fair value
through other

comprehensive income
Other debt securities
60
–
(8)
21
(12)
–
–
61
–
Equity securities

2,477
–
(211)
2,093
(674)
–
–
3,685
(205)

$
2,537
$
–
$
(219)
$
2,114
$
(686)
$
–
$
–
$
3,746
$
(205)
FINANCIAL LIABILITIES
Trading deposits
5
$
(416)
$
(29)
$
–
$
(148)
$
8
$
(9)
$
2
$
(592)
$
(24)
Derivatives
6
Interest rate contracts

(156)
(30)
–
–
17
–
–
(169)

(5)
Foreign exchange contracts
4
(4)
–
–
–
–
1
1
(1)
Equity contracts
(59)
43
–
26
(7)
(2)
(28)
(27)
17
Commodity contracts
27
40
–
–
(69)
–
–
(2)
(4)

(184)
49
–
26
(59)
(2)
(27)
(197)

7
Financial liabilities designated
at fair value
through profit or loss

(44)
70
–
(187)
112
–
–
(49)

72
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5

Issuances and repurchases of trading deposits are reported on a gross basis.
6

Consists of derivative assets of $
20

million (January 31, 2023/ February 1, 2023 – $
31

million; October 31, 2022/November 1, 2022 – $
50

million) and derivative liabilities of $
217

million
(January 31, 2023/ February 1, 2023 – $
239

million; October 31, 2022/November 1, 2022 – $
234

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 5: SECURITIES

(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at April 30, 2024

and October 31, 2023.

Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
18,693
$
39
$
(125)
$
18,607
$
18,335
$
45
$
(170)
$
18,210
Provinces
20,540
95
(49)
20,586
19,953
105
(118)
19,940
U.S. federal, state, municipal governments, and

agencies debt

15,791
30
(197)
15,624
11,260
17
(275)
11,002
Other OECD government-guaranteed debt
1,698
2
(17)
1,683
1,521
1
(24)
1,498
Mortgage-backed securities
2,234
1
(24)
2,211
2,313
–
(36)
2,277
58,956
167
(412)
58,711
53,382
168
(623)
52,927
Other debt securities

Asset-backed securities
3,473
1
(16)
3,458
4,146
–
(32)
4,114
Corporate and other debt
9,173
59
(57)
9,175
8,946
43
(99)
8,890
12,646
60
(73)
12,633
13,092
43
(131)
13,004
Total debt securities
71,602
227
(485)
71,344
66,474
211
(754)
65,931
Equity securities

Common shares
3,075
237
(88)
3,224
3,191
95
(116)
3,170
Preferred shares
620
20
(168)
472
566
1
(224)
343
3,695
257
(256)
3,696
3,757
96
(340)
3,513
Total securities at fair value through

other comprehensive income
$
75,297
$
484
$
(741)
$
75,040
$
70,231
$
307
$
(1,094)
$
69,444
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
April 30, 2024 and October 31, 2023, and

dividend income recognized on these

securities for the three and six months

ended April 30, 2024 and April 30, 2023.

Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended For the six months ended
April 30, 2024 October 31, 2023 April 30, 2024 April 30, 2023 April 30, 2024 April 30, 2023
Fair value

Dividend income recognized

Dividend income recognized

Common shares $
3,224
$
3,170
$
48
$
45
$
65
$
62

Preferred shares
472
343
38
33
77
64
Total $
3,696
$
3,513
$
86
$
78
$
142
$
126
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stocks in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2024 April 30, 2023 April 30, 2024 April 30, 2023
Equity Securities
Fair value $
73
$
121
$
115
$
166
Cumulative realized gain/(loss)
(1)
(5)
(1)
(8)
FHLB Stock
Fair value
4
637
163
637

Cumulative realized gain/(loss)
–
–
–
–
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The following table summarizes

the net realized gains and losses for the

three and six months ended April 30, 2024 and

April 30,

2023, which are included in
Other income (loss) on the Interim Consolidated

Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2024 April 30, 2023 April 30, 2024 April 30, 2023
Debt securities at amortized cost $
(69)
$
(36)
$
(69)
$
(36)
Debt securities at fair value through other

comprehensive income
3
15
9
14
Total $
(66)
$
(21)
$
(60)
$
(22)

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2023

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3

allowances. Refer to the “Allowance for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities 1
Investment grade $
364,534
$
–
$ n/a 2 $
364,534
$
373,317
$
–
$ n/a $
373,317
Non-investment grade
259
62
n/a
321
519
–
n/a
519
Watch and classified n/a
85
n/a
85
n/a
113
n/a
113
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
364,793
147
–
364,940
373,836
113
–
373,949
Allowance for credit losses on debt securities
at amortized cost
2
–
–
2
2
–
–
2
Total debt securities, net of

allowance
$
364,791
$
147
$
–
$
364,938
$
373,834
$
113
$
–
$
373,947
1
Includes debt securities backed by government-guaranteed loans of $
142

million (October 31, 2023 – $
104

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at April 30, 2024, total debt securities, net

of allowance,

in the table above, include debt securities

measured at amortized cost, net of allowance,

of
$
293,594

million (October 31, 2023 – $
308,016

million), and debt securities measured at FVOCI

of $
71,344

million (October 31, 2023 – $
65,931

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at

FVOCI and at amortized cost as at both

April 30, 2024 and October 31, 2023,
was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS AND ACCEPTANCES
The following table provides details regarding

the Bank’s loans and acceptances as at April

30, 2024 and October 31, 2023.

Loans and Acceptances

(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Residential mortgages $
326,032
$
320,341
Consumer instalment and other personal
221,197
217,554
Credit card
39,421
38,660
Business and government
349,019
326,528

935,669
903,083
Customers’ liability under acceptances

4,183
17,569
Loans at FVOCI

(Note 4)
206
421
Total loans

and acceptances
940,058
921,073
Total allowance for loan losses
7,545
7,136
Total loans

and acceptances, net of allowance
$
932,513
$
913,937
Business and government loans (including

loans at FVOCI) and customers’ liability

under acceptances are grouped together

as reflected below for presentation in
the “Loans and Acceptances by Risk Ratings”

table.

Loans and Acceptances

– Business and Government

(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Loans at amortized cost $
349,019
$
326,528
Customers’ liability under acceptances
4,183
17,569
Loans at FVOCI

(Note 4)
206
421
Loans and acceptances
353,408
344,518
Allowance for loan losses
3,125
2,990
Loans and acceptances, net of allowance $
350,283
$
341,528

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2023 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans,

acceptances and credit risk exposures

on loan commitments and financial guarantee

contracts
by internal risk ratings for credit risk management

purposes, presenting separately those that

are subject to Stage 1, Stage 2, and Stage

3 allowances.

Loans and Acceptances by Risk Ratings

(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages 1,2,3
Low Risk $
228,023
$
769
$ n/a $
228,792
$
225,596
$
46
$ n/a $
225,642
Normal Risk
69,156
13,473
n/a
82,629
70,423
11,324
n/a
81,747
Medium Risk
382
10,446
n/a
10,828
110
9,581
n/a
9,691
High Risk
4
3,096
308
3,408
10
2,573
325
2,908
Default n/a n/a
375
375
n/a n/a
353
353
Total loans
297,565
27,784
683
326,032
296,139
23,524
678
320,341
Allowance for loan losses
129
214
60
403
154
192
57
403
Loans, net of allowance
297,436
27,570
623
325,629
295,985
23,332
621
319,938
Consumer instalment and other personal 4

Low Risk
98,382
2,637
n/a
101,019
100,102
2,278
n/a
102,380
Normal Risk
61,842
12,648
n/a
74,490
60,613
13,410
n/a
74,023
Medium Risk
26,283
6,376
n/a
32,659
24,705
5,816
n/a
30,521
High Risk
4,607
7,533
365
12,505
4,122
5,700
323
10,145
Default n/a n/a
524
524
n/a n/a
485
485
Total loans
191,114
29,194
889
221,197
189,542
27,204
808
217,554
Allowance for loan losses
658
1,091
238
1,987
653
959
197
1,809
Loans, net of allowance
190,456
28,103
651
219,210
188,889
26,245
611
215,745
Credit card

Low Risk
6,320
16
n/a
6,336
6,499
12
n/a
6,511
Normal Risk
11,126
182
n/a
11,308
11,171
134
n/a
11,305
Medium Risk
12,736
1,126
n/a
13,862
12,311
1,163
n/a
13,474
High Risk
2,767
4,605
427
7,799
2,567
4,289
401
7,257
Default n/a n/a
116
116
n/a n/a
113
113
Total loans
32,949
5,929
543
39,421
32,548
5,598
514
38,660
Allowance for loan losses
667
979
384
2,030
709
913
312
1,934
Loans, net of allowance
32,282
4,950
159
37,391
31,839
4,685
202
36,726
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
163,179
112
n/a
163,291
159,477
101
n/a
159,578
Non-investment grade or Medium Risk
162,642
10,685
n/a
173,327
161,651
10,278
n/a
171,929
Watch and classified or High Risk
698
14,312
69
15,079
604
11,017
75
11,696
Default n/a n/a
1,711
1,711
n/a n/a
1,315
1,315
Total loans and acceptances
326,519
25,109
1,780
353,408
321,732
21,396
1,390
344,518
Allowance for loan and acceptances

losses
1,025
1,631
469
3,125
1,157
1,371
462
2,990
Loans and acceptances, net of allowance
325,494
23,478
1,311
350,283
320,575
20,025
928
341,528
Total loans and acceptances 6
848,147
88,016
3,895
940,058
839,961
77,722
3,390
921,073
Total allowance for loan losses 6,7
2,479
3,915
1,151
7,545
2,673
3,435
1,028
7,136
Total loans and acceptances, net of

allowance
6
$
845,668
$
84,101
$
2,744
$
932,513
$
837,288
$
74,287
$
2,362
$
913,937
1
Includes impaired loans with a balance of $
192

million (October 31, 2023 – $
271

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $
19

billion (October 31, 2023 – $
17

billion) and $
3

billion (October 31, 2023 –
$
3

billion), respectively.
3
Includes insured mortgages of $
73

billion (October 31, 2023 – $
74

billion).
4

Includes Canadian government-insured real estate personal loans of $
6

billion (October 31, 2023 – $
7

billion).
5
Includes loans guaranteed by government agencies of $
25

billion (October 31, 2023 – $
26

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.
6

Stage 3 includes acquired credit-impaired (ACI) loans of
nil

(October 31, 2023 – $
91

million) and a related allowance for loan losses of
nil

(October 31, 2023 – $
6

million), which have
been included in the “Default”

risk rating category as they were impaired at acquisition.
7

Includes allowance for loan losses related to loans that are measured at FVOCI of nil

(October 31, 2023 –
nil ).

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Loans and Acceptances by Risk Ratings (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
256,848
$
1,397
$ n/a $
258,245
$
254,231
$
1,093
$ n/a $
255,324
Normal Risk
92,179
1,301
n/a
93,480
91,474
1,112
n/a
92,586
Medium Risk
19,866
1,235
n/a
21,101
19,774
1,079
n/a
20,853
High Risk
1,229
1,278
–
2,507
1,209
1,198
–
2,407
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
275,384
–
n/a
275,384
264,029
–
n/a
264,029
Non-investment grade
97,750
5,328
n/a
103,078
98,068
4,396
n/a
102,464
Watch and classified
305
4,533
–
4,838
218
4,158
–
4,376
Default n/a n/a
204
204
n/a n/a
107
107
Total off-balance sheet credit
instruments
743,561
15,072
204
758,837
729,003
13,036
107
742,146
Allowance for off-balance sheet credit

instruments
423
568
11
1,002
476
565
8
1,049
Total off-balance sheet credit
instruments, net of allowance $
743,138
$
14,504
$
193
$
757,835
$
728,527
$
12,471
$
99
$
741,097
1
Excludes mortgage commitments.
2

Includes $
373

billion (October 31, 2023 – $
369

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
64

billion (October 31, 2023 – $
62

billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three and six months ended April 30,

2024

and April 30,

2023,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
April 30, 2024 April 30, 2023
Residential mortgages $
410
$
(8)
$
(1)
$
2
$
403
$
330
$
4
$
(3)
$
3
$
334
Consumer instalment and other
personal
1,979
361
(288)
20
2,072
1,753
183
(181)
11
1,766
Credit card
2,577
423
(403)
47
2,644
2,407
327
(283)
29
2,480
Business and government
3,299
296
(207)
40
3,428
2,987
86
(57)
48
3,064
Total allowance for loan losses,
including off-balance sheet
instruments
8,265
1,072
(899)
109
8,547
7,477
600
(524)
91
7,644
Debt securities at amortized cost
2
–
–
–
2
1
–
–
1
2
Debt securities at FVOCI
1
(1)
–
1
1
1
(1)
–
1
1
Total allowance for credit
losses on debt securities
3
(1)
–
1
3
2
(1)
–
2
3
Total allowance for credit losses $
8,268
$
1,071
$
(899)
$
110
$
8,550
$
7,479
$
599
$
(524)
$
93
$
7,647
Comprising:
Allowance for credit losses on
loans at amortized cost $
7,265

$
7,545
$
6,492

$
6,644
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
7,265
7,545
6,492
6,644
Allowance for off-balance sheet
instruments
1,000
1,002
985
1,000

Allowance for credit losses on

debt securities
3
3
2
3

For the six months ended
April 30, 2024 April 30, 2023
Residential mortgages $
403
$
–
$
(3)
$
3
$
403
$
323
$
16
$
(4)
$
(1)
$
334
Consumer instalment and other
personal
1,895
743
(563)
(3)
2,072
1,704
445
(377)
(6)
1,766
Credit card
2,577
853
(772)
(14)
2,644
2,352
664
(528)
(8)
2,480
Business and government
3,310
477
(320)
(39)
3,428
2,984
165
(88)
3
3,064
Total allowance for loan losses,
including off-balance sheet
instruments
8,185
2,073
(1,658)
(53)
8,547
7,363
1,290
(997)
(12)
7,644
Debt securities at amortized cost
2
–
–
–
2
1
–
–
1
2
Debt securities at FVOCI
2
(1)
–
–
1
2
(1)
–
–
1
Total allowance for credit
losses on debt securities
4
(1)
–
–
3
3
(1)
–
1
3
Total allowance for credit losses $
8,189
$
2,072
$
(1,658)
$
(53)
$
8,550
$
7,366
$
1,289
$
(997)
$
(11)
$
7,647
Comprising:
Allowance for credit losses on
loans at amortized cost $
7,136

$
7,545
$
6,432

$
6,644
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
7,136
7,545
6,432
6,644
Allowance for off-balance sheet

instruments
1,049
1,002
931
1,000

Allowance for credit losses on

debt securities
4
3
3
3

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the three months ended April 30,

2024 and April 30, 2023.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
April 30, 2024 April 30, 2023
Stage 1 Stage 2 Stage 3 1 Total Stage 1 Stage 2 Stage 3 1 Total
Residential Mortgages
Balance at beginning of period $
137
$
212
$
61
$
410
$
129
$
150
$
51
$
330
Provision for credit losses
Transfer to Stage 1 2
32
(32)
–
–
21
(21)
–
–
Transfer to Stage 2
(7)
13
(6)
–
(8)
12
(4)
–
Transfer to Stage 3
–
(8)
8
–
(1)
(3)
4
–
Net remeasurement due to transfers into stage 3
(8)
6
–
(2)
(4)
5
–
1
New originations or purchases 4
7
n/a n/a
7
8
n/a n/a
8
Net repayments 5
(1)
–
–
(1)
(1)
(1)
–
(2)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(1)
(7)
(19)
(27)
(1)
(4)
(3)
(8)
Changes to risk, parameters, and models 7
(31)
29
17
15
(28)
30
3
5
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(2)
(2)
–
–
(3)
(3)
Recoveries
–
–
1
1
–
–
–
–
Foreign exchange and other adjustments
1
1
–
2
1
1
1
3
Balance at end of period $
129
$
214
$
60
$
403
$
116
$
169
$
49
$
334
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
664
$
1,090
$
225
$
1,979
$
675
$
916
$
162
$
1,753
Provision for credit losses
Transfer to Stage 1 2
142
(141)
(1)
–
136
(135)
(1)
–
Transfer to Stage 2
(58)
81
(23)
–
(48)
67
(19)
–
Transfer to Stage 3
(3)
(62)
65
–
(2)
(49)
51
–
Net remeasurement due to transfers into stage 3
(63)
71
2
10
(48)
49
3
4
New originations or purchases 4
87
n/a n/a
87
99
n/a n/a
99
Net repayments 5
(18)
(24)
(4)
(46)
(1)
(26)
(3)
(30)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(16)
(26)
(16)
(58)
(17)
(23)
(8)
(48)
Changes to risk, parameters, and models 7
(55)
148
275
368
(124)
117
165
158
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(370)
(370)
–
–
(254)
(254)
Recoveries
–
–
82
82
–
–
73
73
Foreign exchange and other adjustments
8
9
3
20
5
5
1
11
Balance, including off-balance sheet instruments,
at end of period
688
1,146
238
2,072
675
921
170
1,766
Less: Allowance for off-balance sheet instruments 8
30
55
–
85
37
51
–
88
Balance at end of period $
658
$
1,091
$
238
$
1,987
$
638
$
870
$
170
$
1,678
Credit Card 9
Balance, including off-balance sheet instruments,
at beginning of period $
880
$
1,325
$
372
$
2,577
$
956
$
1,198
$
253
$
2,407
Provision for credit losses
Transfer to Stage 1 2
263
(255)
(8)
–
270
(264)
(6)
–
Transfer to Stage 2
(81)
101
(20)
–
(76)
90
(14)
–
Transfer to Stage 3
(5)
(239)
244
–
(5)
(179)
184
–
Net remeasurement due to transfers into stage 3
(118)
121
6
9
(127)
121
5
(1)
New originations or purchases 4
40
n/a n/a
40
46
n/a n/a
46
Net repayments 5
(8)
1
18
11
34
(6)
15
43
Derecognition of financial assets (excluding
disposals and write-offs) 6
(10)
(18)
(88)
(116)
(10)
(23)
(65)
(98)
Changes to risk, parameters, and models 7
(61)
286
254
479
(135)
284
188
337
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(486)
(486)
–
–
(357)
(357)
Recoveries
–
–
83
83
–
–
74
74
Foreign exchange and other adjustments
15
23
9
47
11
14
4
29
Balance, including off-balance sheet instruments,
at end of period
915
1,345
384
2,644
964
1,235
281
2,480
Less: Allowance for off-balance sheet instruments 8
248
366
–
614
278
361
–
639
Balance at end of period $
667
$
979
$
384
$
2,030
$
686
$
874
$
281
$
1,841
1
Includes allowance for loan losses related to ACI loans.
2

Transfers represent stage transfer movements prior to ECL remeasurement.

3

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2023

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

6

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2023 Annual Consolidated Financial Statements for further details.

8

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
9

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2023 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
April 30, 2024 April 30, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Business and Government
2
Balance, including off-balance sheet instruments,
at beginning of period $
1,139
$
1,631
$
529
$
3,299
$
1,265
$
1,356
$
366
$
2,987
Provision for credit losses
Transfer to Stage 1 3
52
(52)
–
–
122
(122)
–
–
Transfer to Stage 2
(166)
170
(4)
–
(124)
127
(3)
–
Transfer to Stage 3
(2)
(80)
82
–
(4)
(18)
22
–
Net remeasurement due to transfers into stage 3
(18)
51
1
34
(36)
27
–
(9)
New originations or purchases 3
297
n/a n/a
297
265
n/a n/a
265
Net repayments 3
9
(11)
(3)
(5)
28
(18)
(19)
(9)
Derecognition of financial assets (excluding
disposals and write-offs) 3
(161)
(155)
(100)
(416)
(163)
(121)
(106)
(390)
Changes to risk, parameters, and models 3
2
194
190
386
(125)
192
162
229
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(222)
(222)
–
–
(65)
(65)
Recoveries
–
–
15
15
–
–
8
8
Foreign exchange and other adjustments
18
30
(8)
40
33
18
(3)
48
Balance, including off-balance sheet instruments,
at end of period
1,170
1,778
480
3,428
1,261
1,441
362
3,064
Less: Allowance for off-balance sheet instruments 4
145
147
11
303
150
120
3
273
Balance at end of period
1,025
1,631
469
3,125
1,111
1,321
359
2,791
Total Allowance, including

off-balance sheet

instruments, at end of period
2,902
4,483
1,162
8,547
3,016
3,766
862
7,644
Less: Total Allowance for

off-balance sheet

instruments 4
423
568
11
1,002
465
532
3
1,000
Total Allowance for Loan Losses

at end of period
$
2,479
$
3,915
$
1,151
$
7,545
$
2,551
$
3,234
$
859
$
6,644
1
Includes allowance for loan losses related to ACI loans.
2

Includes allowance for loan losses related to customers’ liability under acceptances.
3

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the six months ended April 30,

2024 and April 30, 2023.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the six months ended
April 30, 2024 April 30, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Residential Mortgages
Balance at beginning of period $
154
$
192
$
57
$
403
$
127
$
140
$
56
$
323
Provision for credit losses
Transfer to Stage 1 2
68
(65)
(3)
–
56
(55)
(1)
–
Transfer to Stage 2
(17)
28
(11)
–
(14)
23
(9)
–
Transfer to Stage 3
–
(17)
17
–
(1)
(8)
9
–
Net remeasurement due to transfers into stage 3
(14)
13
–
(1)
(11)
11
–
–
New originations or purchases 4
15
n/a n/a
15
16
n/a n/a
16
Net repayments 5
(2)
–
–
(2)
(2)
(2)
–
(4)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(3)
(12)
(23)
(38)
(2)
(8)
(6)
(16)
Changes to risk, parameters, and models 7
(71)
74
23
26
(52)
68
4
20
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(4)
(4)
–
–
(5)
(5)
Recoveries
–
–
1
1
–
–
1
1
Foreign exchange and other adjustments
(1)
1
3
3
(1)
–
–
(1)
Balance at end of period $
129
$
214
$
60
$
403
$
116
$
169
$
49
$
334
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
688
$
1,010
$
197
$
1,895
$
654
$
896
$
154
$
1,704
Provision for credit losses
Transfer to Stage 1 2
273
(271)
(2)
–
306
(303)
(3)
–
Transfer to Stage 2
(130)
172
(42)
–
(100)
137
(37)
–
Transfer to Stage 3
(6)
(122)
128
–
(4)
(95)
99
–
Net remeasurement due to transfers into stage 3
(117)
157
4
44
(101)
103
5
7
New originations or purchases 4
176
n/a n/a
176
198
n/a n/a
198
Net repayments 5
(36)
(45)
(7)
(88)
(23)
(44)
(6)
(73)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(33)
(46)
(26)
(105)
(35)
(47)
(17)
(99)
Changes to risk, parameters, and models 7
(126)
294
548
716
(218)
277
353
412
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(717)
(717)
–
–
(520)
(520)
Recoveries
–
–
154
154
–
–
143
143
Foreign exchange and other adjustments
(1)
(3)
1
(3)
(2)
(3)
(1)
(6)
Balance, including off-balance sheet instruments,
at end of period
688
1,146
238
2,072
675
921
170
1,766
Less: Allowance for off-balance sheet instruments 8
30
55
–
85
37
51
–
88
Balance at end of period $
658
$
1,091
$
238
$
1,987
$
638
$
870
$
170
$
1,678
Credit Card 9
Balance, including off-balance sheet instruments,
at beginning of period $
988
$
1,277
$
312
$
2,577
$
954
$
1,191
$
207
$
2,352
Provision for credit losses
Transfer to Stage 1 2
509
(494)
(15)
–
569
(558)
(11)
–
Transfer to Stage 2
(176)
212
(36)
–
(162)
188
(26)
–
Transfer to Stage 3
(11)
(462)
473
–
(10)
(343)
353
–
Net remeasurement due to transfers into stage 3
(226)
260
13
47
(266)
248
10
(8)
New originations or purchases 4
79
n/a n/a
79
97
n/a n/a
97
Net repayments 5
14
6
35
55
62
1
28
91
Derecognition of financial assets (excluding
disposals and write-offs) 6
(20)
(34)
(172)
(226)
(22)
(41)
(111)
(174)
Changes to risk, parameters, and models 7
(236)
586
548
898
(255)
554
359
658
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(930)
(930)
–
–
(671)
(671)
Recoveries
–
–
158
158
–
–
143
143
Foreign exchange and other adjustments
(6)
(6)
(2)
(14)
(3)
(5)
–
(8)
Balance, including off-balance sheet instruments,
at end of period
915
1,345
384
2,644
964
1,235
281
2,480
Less: Allowance for off-balance sheet instruments 8
248
366
–
614
278
361
–
639
Balance at end of period $
667
$
979
$
384
$
2,030
$
686
$
874
$
281
$
1,841
1
Includes allowance for loan losses related to ACI loans.
2

Transfers represent stage transfer movements prior to ECL remeasurement.

3

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2023

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

6

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2023 Annual Consolidated Financial Statements for further details.

8

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
9

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2023 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the six months ended
April 30, 2024 April 30, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Business and Government
2
Balance, including off-balance sheet instruments,
at beginning of period $
1,319
$
1,521
$
470
$
3,310
$
1,220
$
1,417
$
347
$
2,984
Provision for credit losses
Transfer to Stage 1 3
114
(114)
–
–
222
(220)
(2)
–
Transfer to Stage 2
(283)
290
(7)
–
(283)
289
(6)
–
Transfer to Stage 3
(16)
(135)
151
–
(9)
(39)
48
–
Net remeasurement due to transfers into stage 3
(39)
93
5
59
(64)
51
–
(13)
New originations or purchases 3
568
n/a n/a
568
597
n/a n/a
597
Net repayments 3
17
(19)
(29)
(31)
32
(39)
(43)
(50)
Derecognition of financial assets (excluding
disposals and write-offs) 3
(333)
(254)
(145)
(732)
(351)
(272)
(239)
(862)
Changes to risk, parameters, and models 3
(160)
396
377
613
(116)
256
353
493
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(346)
(346)
–
–
(108)
(108)
Recoveries
–
–
26
26
–
–
20
20
Foreign exchange and other adjustments
(17)
–
(22)
(39)
13
(2)
(8)
3
Balance, including off-balance sheet instruments,
at end of period
1,170
1,778
480
3,428
1,261
1,441
362
3,064
Less: Allowance for off-balance sheet instruments 4
145
147
11
303
150
120
3
273
Balance at end of period
1,025
1,631
469
3,125
1,111
1,321
359
2,791
Total Allowance, including

off-balance sheet

instruments, at end of period
2,902
4,483
1,162
8,547
3,016
3,766
862
7,644
Less: Total Allowance for

off-balance sheet

instruments 4
423
568
11
1,002
465
532
3
1,000
Total Allowance for Loan Losses

at end of period
$
2,479
$
3,915
$
1,151
$
7,545
$
2,551
$
3,234
$
859
$
6,644
1
Includes allowance for loan losses related to ACI loans.
2

Includes allowance for loan losses related to customers’ liability under acceptances.
3

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans, the key

macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2023 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been

a significant increase in credit
risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period. The following

table sets out average values of the macroeconomic

variables over the four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at April 30, 2024.

As the forecast period increases, information

about the future becomes less readily

available and projections
are anchored on assumptions around structural

relationships between economic parameters

that are inherently much less certain. Restrictive

monetary policy is
contributing to elevated economic uncertainty, particularly in Canada where household debt levels remain elevated,

and is likely to continue to weigh on near-term
economic growth and lead to a modest increase

in the unemployment rate.
Macroeconomic Variables
As at
April 30, 2024
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q2 2024- 4-year Q2 2024- 4-year Q2 2024- 4-year
Q1 2025 1 period 1 Q1 2025 1 period 1 Q1 2025 1 period 1

Unemployment rate
Canada
6.5
%
6.1
%
5.8
%
5.8
%
7.3

%
7.3
%
United States
4.1
4.0
3.8
3.9
5.1

5.3
Real GDP
Canada
1.1
1.9
1.5
1.9
(0.8)
2.2
United States
2.0
1.9
2.6
1.9
–
2.2
Home prices
Canada (average existing price) 2
1.5
2.9
1.9
2.9
(9.6)
3.2
United States (CoreLogic HPI) 3
3.0
2.7
3.5
2.8
(8.2)
4.0
Central bank policy interest rate
Canada
4.25
2.31
4.88
2.44
3.50
1.78
United States
4.94
2.84
5.38
2.94
4.00
2.28
U.S. 10-year treasury yield
3.86
3.21
4.20
3.32
3.67
3.17
U.S. 10-year BBB spread (%-pts)
1.70
1.81
1.49
1.74
2.40
2.09
Exchange rate (U.S. dollar/Canadian dollar) $
0.74
$
0.80
$
0.77
$
0.81
$
0.71
$
0.74
1
The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2
The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3
The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts

and respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase

in credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted

ECLs, with the latter derived from

three ECL scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted

ECLs
(millions of Canadian dollars, except

as noted)
As at
April 30, 2024 October 31, 2023
Probability-weighted ECLs $
7,385
$
7,149
Base ECLs
6,849
6,658
Difference – in amount $
536
$
491
Difference – in percentage
7.8
%
7.4
%
ECLs for performing loans and off-balance sheet

instruments consist of an aggregate amount

of Stage 1 and Stage 2 probability-weighted

ECLs which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant increase

in credit risk since initial recognition

of the
loan.
The following table shows the estimated

impact of staging on ECLs by presenting

all performing loans and off-balance sheet instruments

calculated using
twelve-month ECLs compared to the current

aggregate probability-weighted ECLs, holding

all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
April 30, 2024 October 31, 2023
Probability-weighted ECLs $
7,385
$
7,149
All performing loans and off-balance sheet instruments

using 12-month ECLs
5,403
5,295
Incremental lifetime ECLs impact $
1,982
$
1,854
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
76

million as at April 30, 2024 (October 31, 2023 – $
59

million) and were recorded in Other assets

on the Interim Consolidated Balance
Sheet.
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the contractual

due date.
The following table summarizes loans that

are past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet

their payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
April 30, 2024 October 31, 2023

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
284
$
97
$
381
$
286
$
81
$
367
Consumer instalment and other personal
862
330
1,192
870
287
1,157
Credit card
337
245
582
359
242
601
Business and government
234
121
355
264
103
367
Total

$
1,717
$
793
$
2,510
$
1,779
$
713
$
2,492
1
Includes loans that are measured at FVOCI.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 7: INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

The Bank has significant influence over

The Charles Schwab Corporation (“Schwab”)

and the ability to participate in the financial

and operating policy-making
decisions of Schwab through a combination

of the Bank’s ownership, board representation

and the insured deposit account agreement

between the Bank and
Schwab. As such, the Bank accounts for its

investment in Schwab using the equity

method. The Bank’s share of Schwab’s earnings available

to common
shareholders is reported with a one-month

lag. The Bank takes into account changes

in the one-month lag period that would

significantly affect the results.
As at April 30, 2024, the Bank’s reported investment

in Schwab was approximately
12.3
% (October 31, 2023 –
12.4
%), consisting of
9.8
% of the outstanding
voting common shares and the remainder

in non-voting common shares of Schwab

with an aggregate fair value of $
23

billion (US$
17

billion) (October 31, 2023 –
$
16

billion (US$
12

billion)) based on the closing price of US$
73.95

(October 31, 2023 – US$
52.04
) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder

agreement (the “Stockholder Agreement”)

under which the Bank has the right

to designate two members of
Schwab’s Board of Directors and has representation

on two Board Committees, subject to

the Bank meeting certain conditions. The Bank’s designated

directors
currently are the Bank’s Group President and

Chief Executive Officer and the Bank’s former Chair

of the Board. Under the Stockholder Agreement,

the Bank is not
permitted to own more than
9.9
% voting common shares of Schwab,

and the Bank is subject to customary

standstill restrictions and subject to certain exceptions,
transfer restrictions.

The carrying value of the Bank’s investment in

Schwab of $
9.9

billion as at April 30, 2024 (October 31,

2023 – $
8.9

billion) represents the Bank’s share of
Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles,

and cumulative translation adjustment.

The Bank’s share of net income from its investment
in Schwab of $
194

million and $
335

million during the three and six months ended

April 30, 2024, respectively (three and

six months ended April 30, 2023 –
$
241

million and $
526

million, respectively), reflects net income

after adjustments for amortization of

certain intangibles net of tax.

The following tables represent the gross

amount of Schwab’s total assets, liabilities,

net revenues, net income available to common

stockholders, other
comprehensive income (loss), and comprehensive

income (loss).

Summarized Financial Information
(millions of Canadian dollars) As at
March 31 September 30
2024 2023
Total assets $
634,593
$
644,139
Total liabilities
577,180
592,923
(millions of Canadian dollars) For the three months ended For the six months ended
March 31 March 31 March 31 March 31
2024 2023 2024 2023
Total net revenues $
6,393
$
6,915
$
12,466
$
14,380
Total net income available to common stockholders
1,687
2,072
2,948
4,544
Total other comprehensive income (loss)
749
2,610
4,319
3,331
Total comprehensive income (loss)

2,436

4,682

7,267

7,875
Insured Deposit Account (“IDA”) Agreement
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration date of
July 1, 2031. Under the 2019 Schwab IDA Agreement,

starting July 1, 2021, Schwab had the option

to reduce the deposits by up to US$
10

billion per year (subject
to certain limitations and adjustments),

with a floor of US$
50

billion. In addition, Schwab requested some

further operational flexibility to allow for

the sweep
deposit balances to fluctuate over time, under

certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
over FROA are designated as floating-rate

obligations. In comparison to the 2019 Schwab

IDA Agreement, the 2023 Schwab IDA Agreement

extends the initial
expiration date by three years to July 1, 2034

and provides for lower deposit balances

in its first six years, followed by higher balances

in the later years.
Specifically, until September 2025, the aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$
60

billion. In addition, Schwab has the option
to buy down up to $
6.8

billion (US$
5

billion) of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab IDA

Agreement, subject to certain
limits. Refer to Note 27 of the Bank’s 2023

Annual Consolidated Financial Statements

for further details on the Schwab IDA Agreement.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $
0.7

billion (US$
0.5

billion) of the US$
5

billion FROA buydown
allowance and paid $
32

million (US$
23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of 2024, Schwab had completed its buy down

of the full US$
5

billion FROA buydown allowance and had paid

a total of $
337

million (US$
250

million) in termination
fees to the Bank. The fees were intended to

compensate the Bank for losses incurred

from discontinuing certain hedging relationships

and for lost revenues. The
net impact was recorded in net interest income.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 8: SIGNIFICANT TRANSACTION

Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed

the acquisition of Cowen Inc. (“Cowen”). The acquisition

advances the Wholesale Banking segment’s long-term

growth
strategy in the U.S. and adds complementary

products and services to the Bank’s existing

businesses. The results of the acquired

business have been
consolidated by the Bank from the closing date

and primarily reported in the Wholesale

Banking segment. Consideration included

$
1,500

million
(US$
1,100

million) in cash for
100
% of Cowen’s common shares outstanding, $
253

million (US$
186

million) for the settlement of Cowen’s Series A Preferred
Stock, and $
205

million (US$
151

million) related to the replacement of

share-based payment awards.
The acquisition was accounted for as a business

combination under the purchase method.

The acquisition contributed $
10,793

million (US$
7,928

million) of
assets and $
10,005

million (US$
7,351

million) of liabilities. The excess of accounting

consideration over the fair value of the

tangible net assets acquired was
allocated to intangible assets of $
298

million (US$
219

million) net of taxes, and goodwill of $
872

million (US$
641

million). Goodwill is not deductible

for tax
purposes.
The Bank plans to dispose of certain non-core

businesses that were acquired in connection

with the Cowen acquisition. These non-core businesses

are
disposal groups which meet the criteria

to be classified as held for sale and are measured

at the lower of their carrying amount and

fair value less costs to sell. The
assets and liabilities of these disposal groups

are recorded in Other assets and Other

liabilities, respectively, on the Interim Consolidated Balance Sheet.

During
the three months ended January 31, 2024,

the Bank disposed of Cowen’s legacy prime brokerage

and outsourced trading business that

was classified as held for
sale. As at April 30, 2024, assets of $
736

million (October 31, 2023 – $
1,958

million) and liabilities of $
320

million (October 31, 2023 – $
1,291

million) were
classified as held for sale.
NOTE 9: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
April 30 October 31
2024 2023
Accounts receivable and other items
1
$
13,309
$
13,893
Accrued interest
5,580
5,504
Current income tax receivable
4,259
4,814
Defined benefit asset

936

1,254
Reinsurance contract assets
719
702
Prepaid expenses 2
1,607
1,462
Total 2 $
26,410
$
27,629
1
Includes assets related to disposal groups classified as held for sale in connection with the Cowen acquisition. Refer to Note 8 for further details.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 10: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal, which primarily include business and government
chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal,

which include both savings and chequing
accounts. Term

deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount
of term deposits in denominations of $100,000 or more as at April 30, 2024, was $
518

billion (October 31, 2023 – $
512

billion).

Deposits
(millions of Canadian dollars) As at
April 30 October 31
By Type By Country 2024 2023
Demand Notice Term 1 Canada United States International Total Total
Personal $
16,583
$
475,841
$
136,559
$
331,478
$
297,505
$
–
$
628,983
$
626,596
Banks
11,986
397
20,080
20,385
11,222
856
32,463
31,225
Business and government 2
133,913
188,769
219,643
381,588
157,482
3,255
542,325
540,369
162,482
665,007
376,282
733,451
466,209
4,111
1,203,771
1,198,190
Trading
–
–
31,221
23,623
2,667
4,931
31,221
30,980
Designated at fair value through
profit or loss 3
–
–
187,885
49,127
70,510
68,248
187,885
191,988
Total $
162,482
$
665,007
$
595,388
$
806,201
$
539,386
$
77,290
$
1,422,877
$
1,421,158
Non-interest-bearing deposits
included above 4
Canada $
55,617
$
61,581
United States
72,766
76,376
International
–
23
Interest-bearing deposits
included above 4
Canada
750,584
712,283
United States
5
466,620
482,247
International
77,290
88,648
Total 2,6 $
1,422,877
$
1,421,158
1 Includes $
101.1

billion (October 31, 2023 – $
103.3

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
66.1

billion relating to covered bondholders (October 31, 2023 – $
57.0

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $
219.9

million (October 31, 2023 – $
142.3

million) of loan commitments and financial
guarantees designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
9.6

billion (October 31, 2023 – $
13.9

billion) of U.S. federal funds deposited and $
11.0

billion (October 31, 2023 – $
9.0

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
765.0

billion (October 31, 2023 – $
779.9

billion) denominated in U.S. dollars and $
119.4

billion (October 31, 2023 – $
115.0

billion) denominated in other foreign
currencies.
NOTE 11: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

April 30 October 31
2024 2023
Accounts payable, accrued expenses, and

other items
1,2 $
7,350
$
8,314
Accrued interest
4,867
4,421
Accrued salaries and employee benefits
4,166
4,993
Cheques and other items in transit
2
1,386
2,245
Current income tax payable
127
162
Deferred tax liabilities
213
204
Defined benefit liability
1,297
1,244
Lease liabilities
5,116
5,050
Liabilities related to structured entities
19,180
17,520
Provisions

(Note 19)
4,448
3,421
Total 2 $
48,150
$
47,574
1
Includes liabilities related to disposal groups classified as held for sale in connection with the Cowen acquisition.

Refer to Note 8 for further details.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
NOTE 12: SUBORDINATED NOTES AND DEBENTURES

Issues
On April 9, 2024, the Bank issued $
1.75

billion of non-viability contingent capital

(NVCC) medium-term notes constituting

subordinated indebtedness of the Bank
(the “Notes”), maturing on April 9, 2034.

The Notes will bear interest at a fixed rate of
5.177
% per annum (paid semi-annually) until

April 9, 2029, and at
Daily
Compounded Canadian Overnight Repo Rate Average

plus
1.53
% thereafter (paid quarterly) until maturity

on April 9, 2034. With the prior approval

of OSFI, the
Bank may, at its option, redeem the Notes on or after April 9, 2029,

in whole or in part, at par plus accrued and unpaid

interest by giving not more than
60

nor less
than

days’ notice to holders.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 13: EQUITY

The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three and six months ended April 30, 2024 and

April 30, 2023.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(millions of shares or other equity instruments
and millions of Canadian dollars) For the three months ended For the six months ended

April 30, 2024 April 30, 2023 April 30, 2024 April 30, 2023
Number Number Number Number
of shares Amount of shares Amount of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,772.8
$
25,318
1,830.0
$
25,094
1,791.4
$
25,434
1,821.7
$
24,363
Proceeds from shares issued on exercise
of stock options
0.4
24
0.7
45
1.0
66
1.1
71
Shares issued as a result of dividend
reinvestment plan
1.6
132
8.9
713
3.3
269
16.8
1,418
Purchase of shares for cancellation and other
(15.2)
(217)
–
–
(36.1)
(512)
–
–
Balance as at end of period – common shares
1,759.6
$
25,257
1,839.6
$
25,852
1,759.6
$
25,257
1,839.6
$
25,852
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
143.6
$
5,200
159.6
$
5,600
143.6
$
5,200
159.6
$
5,600
Redemption of shares
1
(14.0)
(350)
–
–
(14.0)
(350)
–
–
Balance as at end of period
129.6
$
4,850
159.6
$
5,600
129.6
$
4,850
159.6
$
5,600
Other Equity Instruments 2
Balance

as at beginning and end of period
5.0
$
5,653
5.0
$
5,653
5.0
$
5,653
5.0
$
5,653
Balance as at end of period – preferred

shares
and other equity instruments
134.6
$
10,503
164.6
$
11,253
134.6
$
10,503
164.6
$
11,253
Treasury – common shares
3
Balance

as at beginning of period
0.7
$
(58)
1.1
$
(103)
0.7
$
(64)
1.0
$
(91)
Purchase of shares

26.7
(2,154)
26.5
(2,235)
64.2
(5,250)
46.9
(4,051)
Sale of shares
(27.1)
2,188
(26.5)
2,239
(64.6)
5,290
(46.8)
4,043
Balance as at end of period – treasury
– common shares
0.3
$
(24)
1.1
$
(99)
0.3
$
(24)
1.1
$
(99)
Treasury – preferred shares and
other equity instruments
3
Balance as at beginning of period
0.1
$
(27)
0.1
$
(9)
0.1
$
(65)
0.1
$
(7)
Purchase of shares and other equity instruments

1.5
(153)
1.0
(185)
3.2
(251)
2.0
(326)
Sale of shares and other equity instruments
(1.5)
172
(1.0)
184
(3.2)
308
(2.0)
323
Balance as at end of period – treasury
– preferred shares and other equity

instruments
0.1
$
(8)
0.1
$
(10)
0.1
$
(8)
0.1
$
(10)
1

On April 30, 2024, the Bank redeemed all of its
14

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 22 (“Series 22 Preferred Shares”),
at a redemption price of $
25.00

per Series 22 Preferred Share, for a total redemption cost of $
350

million.
2

For Limited Recourse Capital Notes, the number of shares represents the number of notes issued.
3

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On May 22, 2024, the Board approved a dividend

in an amount of one dollar and two cents

($
1.02
) per fully paid common share in the

capital stock of the Bank for
the quarter ending July 31, 2024, payable on

and after July 31, 2024, to shareholders

of record at the close of business on July 10,

2024.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

price.

During the three and six months ended April 30,

2024, the Bank issued
1.6

million and
3.3

million common shares, respectively, from treasury with no discount.
During the three and six months ended April 30,

2023, the Bank issued
8.9

million and
16.8

million common shares, respectively, from treasury with a
2
% discount.

NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank

announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (NCIB) to repurchase

for cancellation
up to
90

million of its common shares. The NCIB commenced

on August 31, 2023, and during the

three months ended April 30, 2024, the Bank

repurchased
15.2

million common shares under the NCIB, at

an average price of $
80.10

per share for a total amount of $
1.2

billion. During the six months ended April

30, 2024,
the Bank repurchased
36.1

million common shares under the NCIB, at an

average price of $
81.43

per share for a total amount of $
2.9

billion. From the
commencement of the NCIB to April

30, 2024, the Bank repurchased

million shares under the program.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 14: INSURANCE

(a)
INSURANCE SERVICE RESULT
Insurance revenue and expenses are presented

on the Interim Consolidated Statement

of Income under Insurance revenue and Insurance

service expenses,
respectively. Net income or expense from reinsurance is presented in other income (loss).
The following table presents components of the

insurance service result
presented on the Interim Consolidated Statement

of Income for the Bank which includes

the results of property and casualty insurance,

life and health insurance,
as well as reinsurance issued and held in

Canada and internationally.

Insurance Service Result
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2024 April 30, 2023 April 30, 2024 April 30, 2023
Insurance revenue $
1,665
$
1,514
$
3,341
$
3,056
Insurance service expenses
1,248
1,118
2,614
2,282
Insurance service result before reinsurance

contracts held

417
396

727
774
Net income (expense) from reinsurance

contracts held
(31)
(38)
(19)
(84)
Insurance service result $
386
$
358
$
708
$
690
For the three and six months ended April

30, 2024, the Bank recognized insurance

finance expenses of $
58

million and $
180

million, respectively (three and six
months ended April 30, 2023 – $
59

million and $
184

million, respectively), from insurance and

reinsurance contracts in other income

(loss). The Bank’s investment
return on securities supporting insurance

contracts is comprised of interest income reported

in net interest income and fair value changes

reported in other income
(loss). Investment return on securities supporting

insurance contracts was $
35

million and $
163

million, respectively, for the three and six months ended
April 30, 2024 (three and six months ended

April 30, 2023 – $
56

million and $
206

million, respectively).
(b)
INSURANCE CONTRACT LIABILITIES

Insurance contract liabilities are comprised

of amounts related to the LRC, LIC and

other insurance liabilities.

The following table presents LRC and LIC balances

for property and casualty insurance contracts.

Property and casualty insurance contract liabilities by

LRC and LIC
(millions of Canadian dollars) As at
April 30, 2024 April 30, 2023
Liability for Liability for Liability for Liability for
remaining coverage incurred claims Total remaining coverage incurred claims Total
Estimates Estimates
of the of the

present

present

Excluding value of Excluding value of
loss Loss future Risk loss Loss future Risk
component component cash flows adjustment component component cash flows adjustment
Balance at beginning of period
Insurance contract liabilities $
630
$
129
$
4,740
$
220
$
5,719
$
623
$
113
$
4,700
$
208
$
5,644
Balance at end of period
Insurance contract liabilities $
630
$
119
$
4,723
$
220
$
5,692
$
551
$
130
$
4,608
$
206
$
5,495
For property and casualty contracts,

during the three and six months ended April

30, 2024, the Bank recognized insurance

revenue of $
1,305

million and
$
2,631

million, respectively (three and six months

ended April 30, 2023 – $
1,170

million and $
2,358

million, respectively), insurance service expenses

of
$
1,033

million and $
2,204

million, respectively (three and six months ended

April 30, 2023 – $
925

million and $
1,903

million, respectively), and insurance finance
expenses of $
77

million and $
198

million, respectively (three and six months ended

April 30, 2023 – $
79

million and $
200

million, respectively).
Other insurance liabilities were $
132

million as at April 30, 2024 (October 31, 2023 –

$
127

million) and include life and health insurance

contract liabilities of
$
112

million (October 31, 2023 – $
124

million).

(c)
RISK ADJUSTMENT FOR NON-FINANCIAL

RISK AND DISCOUNTING
The risk adjustment reflects an amount that

an insurer would rationally pay to remove

the uncertainty that future cash flows

will exceed the expected value amount.
The Bank has estimated the risk adjustment

for its property and casualty operations’

LIC using statistical techniques in accordance

with Canadian accepted
actuarial principles to develop potential future observations and a confidence level of 90th percentile.
Insurance contract liabilities are calculated

by discounting expected future cash flows.

The interest rates used to discount the Bank’s

insurance balances over a
duration of
1

to
10 years

range from
5.3
% to
4.9
% as at April 30, 2024 (October 31, 2023 –
5.7
% to
5.5
%).

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 15: SHARE-BASED COMPENSATION

For the three and six months ended April

30, 2024, the Bank recognized compensation

expense for stock option awards of $
10.4

million and $
20.5

million,
respectively (three and six months ended April

30, 2023 – $
9.6

million and $
22.2

million, respectively). During the three months

ended April 30, 2024 and
April 30, 2023, nil

stock options were granted by the Bank.

During the six months ended April 30, 2024,
2.5

million (six months ended April 30, 2023 –
2.5

million)
stock options were granted by the Bank at

a weighted-average fair value of $
14.36

per option (April 30, 2023 – $
14.70

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the six months ended April 30, 2024 and

April 30, 2023.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the six months ended
April 30 April 30
2024 2023
Risk-free interest rate
3.41
%
2.87
%
Option contractual life
10 years
10 years
Expected volatility
18.92
%
18.43
%
Expected dividend yield
3.78
%
3.69
%
Exercise price/share price $
81.78
$
90.55
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
NOTE 16: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension

post-retirement defined benefit plans

and the Bank’s other material
defined benefit pension plans, for the

three and six months ended April 30, 2024 and

April 30, 2023. Other employee defined

benefit plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.

Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
April 30 April 30 April 30 April 30 April 30 April 30
2024 2023 2024 2023 2024 2023
Service cost – benefits earned $
54
$
62
$
1
$
1
$
4
$
4
Net interest cost (income) on net defined

benefit liability (asset)
(21)
(25)
5
5
6
5
Interest cost on asset limitation and minimum

funding
requirement
3
5
–
–
1
1
Past service cost
2
35
–
–
–
–
–
Defined benefit administrative expenses
2
3
–
–
1
2
Total $
73
$
45
$
6
$
6
$
12
$
12
For the six months ended
April 30 April 30 April 30 April 30 April 30 April 30
2024 2023 2024 2023 2024 2023
Service cost – benefits earned $
108
$
124
$
2
$
2
$
8
$
8
Net interest cost (income) on net defined

benefit liability (asset)
(41)
(50)
10
10
12
11
Interest cost on asset limitation and minimum

funding
requirement
6
10
–
–
2
2
Past service cost
2
35
–
–
–
–
–
Defined benefit administrative expenses
4
5
–
–
2
3
Total $
112
$
89
$
12
$
12
$
24
$
24
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.
2

Relates to the Pension Fund Society that was modified during the quarter.
The following table summarizes expenses for

the Bank’s defined contribution plans for the three

and six months ended April 30, 2024 and

April 30, 2023.

Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2024 2023 2024 2023
Defined contribution pension plans 1 $
73
$
62
$
158
$
126
Government pension plans 2
132
121
329
294
Total $
205
$
183
$
487
$
420
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans and

certain of
the Bank’s other material defined benefit pension

plans, for the three and six months ended

April 30, 2024 and April

30, 2023.

Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
April 30 April 30 April 30 April 30 April 30 April 30
2024 2023 2024 2023 2024 2023
Remeasurement gain/(loss) – financial $
439
$
(147)
$
13
$
(3)
$
18
$
–
Remeasurement gain/(loss) – return on plan

assets less
interest income
(524)
38
–
–
–
–
Change in asset limitation and minimum

funding requirement
24
63
–
–
–
–
Total $
(61)
$
(46)
$
13
$
(3)
$
18
$
–
For the six months ended
April 30 April 30 April 30 April 30 April 30 April 30
2024 2023 2024 2023 2024 2023
Remeasurement gain/(loss) – financial $
(685)
$
(529)
$
(23)
$
(27)
$
(25)
$
–
Remeasurement gain/(loss) – return on plan

assets less
interest income
276
424
–
–
–
–
Change in asset limitation and minimum

funding requirement
200
179
–
–
–
–
Total $
(209)
$
74
$
(23)
$
(27)
$
(25)
$
–
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.
NOTE 17: INCOME TAXES
International Tax Reform – Pillar Two Global Minimum Tax
The OECD published Pillar Two model rules as part of its

efforts toward international tax reform. The

Pillar Two model rules provide for the implementation of a
15% global minimum tax for large multinational

enterprises, which is to be applied on a

jurisdiction-by-jurisdiction basis. Pillar

Two legislation has been enacted or
substantively enacted in certain jurisdictions

in which the Bank operates. On May 2, 2024,

the Government of Canada introduced Bill

C-69, which includes the
Global Minimum Tax Act

addressing the Pillar Two model rules. The rules will

be effective for the Bank in Canada and other jurisdictions

for the fiscal year
beginning on November 1, 2024. The Bank

is assessing its potential exposure

to Pillar Two income taxes.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

During the quarter, the RQA reassessed the Bank for $
1

million of additional tax and interest in respect

of its 2018
taxation year. As at April 30, 2024, the CRA has reassessed

the Bank for $
1,661

million for the years 2011 to 2018, the RQA has reassessed the

Bank for
$
52

million for the years 2011 to 2018, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2018. In total, the Bank has been reassessed for $
1,784

million of income tax and interest. The Bank

expects to continue to be reassessed for open

years. The Bank is of the view that its tax filing

positions
were appropriate and filed a Notice of Appeal

with the Tax Court of Canada on March 21, 2023.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 18: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income attributable to common

shareholders by the weighted-average number

of common shares
outstanding for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are

made to net income
attributable to common shareholders and

the weighted-average number of shares outstanding

for the effects of all dilutive potential common

shares that are
assumed to be issued by the Bank.

The following table presents the Bank’s basic and

diluted earnings per share for the three and

six months ended April 30, 2024 and April 30,

2023.
Basic and Diluted Earnings Per Share 1
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2024 2023 2024 2023
Basic earnings per share
Net income attributable to common shareholders $
2,374
$
3,096
$
5,124
$
4,594
Weighted-average number of common shares outstanding

(millions)
1,762.8
1,828.3
1,769.8
1,824.4
Basic earnings per share (Canadian dollars) $
1.35
$
1.69
$
2.90
$
2.52
Diluted earnings per share
Net income attributable to common shareholders

$
2,374
$
3,096
$
5,124
$
4,594
Net income available to common shareholders

including impact of dilutive securities
2,374
3,096
5,124
4,594
Weighted-average number of common shares outstanding

(millions)
1,762.8
1,828.3
1,769.8
1,824.4
Effect of dilutive securities
Stock options potentially exercisable (millions) 2
1.3
2.0
1.4
2.2
Weighted-average number of common shares outstanding

– diluted (millions)
1,764.1
1,830.3
1,771.2
1,826.6
Diluted earnings per share (Canadian dollars)
2
$
1.35
$
1.69
$
2.89
$
2.52
1
Amounts for the three and six months ended April 30, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
2

For the three and six months ended April 30, 2024, the computation of diluted earnings per share excluded average options outstanding of
7.3

million and
6.7

million, respectively, with a
weighted-average exercise price of $
89.14

and $
89.93
, respectively, as the option price was greater than

the average market price of the Bank’s common shares. For the three and six months ended April 30, 2023, the computation of diluted earnings per share excluded average options outstanding of
4.9

million and
4.2

million, respectively, with a weighted-average
exercise price of $
92.89

and $
93.29
, respectively, as the option price was greater

than the average market price of the Bank’s common shares.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 19: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new

significant events or transactions except

as previously identified in Note 26 of

the Bank’s 2023 Annual
Consolidated Financial Statements.
(a)

RESTRUCTURING
The Bank continued to undertake certain

measures in the second quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $
165

million and $
456

million of restructuring charges during

the three and six months ended April 30,

2024, respectively. The
restructuring costs primarily relate to: (i)

employee severance and other personnel-related

costs recorded as provisions and (ii) real estate

optimization mainly
recorded as a reduction to buildings.
(b)

LEGAL AND REGULATORY MATTERS
Other than as described below, there have been no new

significant legal and regulatory matters,

and no significant developments to the

matters previously
identified in Note 26 of the Bank’s 2023 Annual

Consolidated Financial Statements.
In the ordinary course

of business, the Bank and

its subsidiaries are involved

in various legal

and regulatory actions, including

but not limited to civil

claims and
lawsuits, regulatory examinations,

investigations, audits,

and requests for information

by governmental, regulatory and

self-regulatory agencies and law
enforcement authorities in various

jurisdictions, in respect of our businesses

and compliance programs. The

Bank establishes provisions

when it becomes
probable that the Bank

will incur a loss and

the amount can be

reliably estimated. The Bank

also estimates the aggregate

range of reasonably possible

losses
(RPL) in its legal and regulatory

actions (that is, those which

are neither probable nor

remote), in excess of provisions.

As at April 30, 2024, the

Bank’s RPL is
from
zero

to approximately $
1.31

billion (October 31, 2023

– from
zero

to approximately $
1.44

billion). The Bank’s provisions

and RPL represent the

Bank’s best
estimates based upon currently

available information for

actions for which estimates

can be made, but

there are a number of

factors that could cause

the Bank’s
provisions and/or RPL to be

significantly different from its actual

or RPL. For example,

the Bank’s estimates involve

significant judgment due to

the varying stages
of the proceedings, the

existence of multiple defendants

in many proceedings

whose share of liability

has yet to be

determined, the numerous

yet-unresolved
issues in many of the

proceedings, some of

which are beyond the Bank’s

control and/or involve novel legal

theories and interpretations, the attendant

uncertainty
of the various potential outcomes

of such proceedings, and the fact

that the underlying matters will change

from time to time. In addition,

some actions seek very
large or indeterminate damages.
The Bank has been responding to formal and

informal inquiries from regulatory authorities

and law enforcement concerning its
Bank Secrecy Act /anti-money
laundering compliance program, both generally

and in connection with specific clients,

counterparties, or incidents in the U.S., including

in connection with an
investigation by the United States Department

of Justice. The Bank is cooperating

with such authorities and is pursuing efforts

to enhance its
Bank Secrecy
Act
/anti-money laundering compliance program.

In the second quarter, the Bank recorded an initial provision of $
615

million (US$
450

million) in connection with
its discussions

with one of its U.S. regulators related to

this matter. The Bank’s regulatory and law enforcement

discussions with three U.S. regulators (including
the regulator

previously referenced) and the U.S.

Department of Justice are ongoing. The Bank

anticipates non-monetary penalties and

additional monetary
penalties. This provision does not reflect

the final aggregate amount of potential

monetary penalties or any non-monetary

penalties, which are unknown and not
reliably estimable at this time.
The Bank and certain of its subsidiaries have

reached a settlement in principle relating

to a civil matter, pursuant to which the Bank has recorded

a provision
of $
274

million in the quarter.
In management’s opinion, based on its

current knowledge and after

consultation with counsel, the

ultimate disposition of these

actions, individually or in the
aggregate, will not have a

material adverse effect on the

consolidated financial condition

or the consolidated cash

flows of the Bank. However, because of

the
factors listed above, as well as

other uncertainties inherent in litigation

and regulatory matters, there is a

possibility that the ultimate

resolution of legal or
regulatory actions may be material to

the Bank’s consolidated results of operations for

any particular reporting period.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 20: SEGMENTED INFORMATION
For management reporting purposes, the Bank reports

its results from business operations and

activities under four key business segments:

Canadian Personal
and Commercial Banking, U.S. Retail, Wealth

Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the Corporate
segment.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Retail is

comprised of personal and business banking

in the U.S., TD Auto Finance U.S., the

U.S. wealth business,

as well as the
Bank’s equity investment in Schwab. Wealth Management

and Insurance includes the Canadian

wealth business which provides investment products

and services
to institutional and retail investors, and the insurance

business which provides property and

casualty insurance, as well as life and health

insurance products to
customers across Canada. Effective the first quarter

of 2024, certain asset management businesses

which were previously reported in the U.S.

Retail segment are
now reported in the Wealth Management and

Insurance segment. Comparative period information

has been adjusted to reflect the new alignment.

Wholesale
Banking provides a wide range of capital

markets, investment banking, and corporate

banking products and services,

including underwriting and distribution

of new
debt and equity issues, providing advice

on strategic acquisitions and divestitures, and

meeting the daily trading, funding, and investment

needs of the Bank’s
clients. The Corporate segment includes the

effects of certain asset securitization programs,

treasury management, elimination of taxable equivalent

adjustments
and other management reclassifications,

corporate level tax items, and residual

unallocated revenue and expenses.

The following table summarizes the segment

results for the three and six months ended

April 30, 2024 and April 30, 2023.
Results by Business Segment 1,2
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Retail and Insurance Wholesale Banking 3 Corporate 3 Total
For the three months ended April 30
2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Net interest income (loss) $
3,812
$
3,377
$
2,841
$
3,034
$
304
$
258
$
189
$
498
$
319
$
261
$
7,465
$
7,428
Non-interest income (loss)
1,027
1,027
606
523
2,810
2,543
1,751
919
160
(43)
6,354
4,969
Total revenue
4,839
4,404
3,447
3,557
3,114
2,801
1,940
1,417
479
218
13,819
12,397
Provision for (recovery of)
credit losses
467
247
380
190
–
1
55
12
169
149
1,071
599
Insurance service expenses
–
–
–
–
1,248
1,118
–
–
–
–
1,248
1,118
Non-interest expenses

1,957
1,903
2,597
2,022
1,027
963
1,430
1,189
1,390
679
8,401
6,756
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,415
2,254
470
1,345
839
719
455
216
(1,080)
(610)
3,099
3,924
Provision for (recovery of)
income taxes

676
629
73
189
218
195
94
66
(332)
(220)
729
859
Share of net income from
investment in Schwab 4,5
–
–
183
250
–
–
–
–
11
(9)
194
241
Net income (loss) $
1,739
$
1,625
$
580
$
1,406
$
621
$
524
$
361
$
150
$
(737)
$
(399)
$
2,564
$
3,306
For the six months ended April 30
2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Net interest income (loss) $
7,645
$
6,916
$
5,740
$
6,201
$
589
$
541
$
387
$
1,023
$
592
$
480
$
14,953
$
15,161
Non-interest income (loss)
2,078
2,077
1,210
1,083
5,660
5,175
3,333
1,739
299
(637)
12,580
9,437
Total revenue
9,723
8,993
6,950
7,284
6,249
5,716
3,720
2,762
891
(157)
27,533
24,598
Provision for (recovery of)
credit losses
890
574
765
390
–
1
65
44
352
280
2,072
1,289
Insurance service expenses
–
–
–
–
2,614
2,282
–
–
–
–
2,614
2,282
Non-interest expenses

3,941
3,766
5,007
4,062
2,074
1,972
2,930
2,072
2,479
2,996
16,431
14,868
Income (loss) before income taxes

and share of net income from
investment in Schwab
4,892
4,653
1,178
2,832
1,561
1,461
725
646
(1,940)
(3,433)
6,416
6,159
Provision for (recovery of)
income taxes

1,368
1,299
68
393
385
383
159
165
(617)
(442)
1,363
1,798
Share of net income from
investment in Schwab 4,5
–
–
377
551
–
–
–
–
(42)
(25)
335
526
Net income (loss) $
3,524
$
3,354
$
1,487
$
2,990
$
1,176
$
1,078
$
566
$
481
$
(1,365)
$
(3,016)
$
5,388
$
4,887
1
Amounts for the three and six months ended April 30, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
2

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
3

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

4

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.
5

The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 for further details.
Total Assets by Business Segment 1
(millions of Canadian dollars) Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Retail and Insurance Banking Corporate
Total

As at April 30, 2024
Total assets $
572,130
$
563,351
$
22,522
$
670,663
$
138,002
$
1,966,668
As at October 31, 2023
Total assets $
560,303
$
560,585
$
22,293
$
673,398
$
138,560
$
1,955,139
1
Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

NOTE 21: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2024 April 30, 2023 April 30, 2024 April 30, 2023
Measured at amortized cost 1 $
19,694
$
16,634
$
39,260
$
32,161

Measured at FVOCI – Debt instruments 1
965
795
1,898
1,516
20,659
17,429
41,158
33,677
Measured or designated at FVTPL
2,247
1,797
4,497
3,553
Measured at FVOCI – Equity instruments
90
81
154
133
Total $
22,996
$
19,307
$
45,809
$
37,363
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2024 April 30, 2023 April 30, 2024 April 30, 2023
Measured at amortized cost 1 $
12,504
$
9,613
$
24,696
$
18,283

Measured or designated at FVTPL
3,027
2,266
6,160
3,919
Total $
15,531
$
11,879
$
30,856
$
22,202
1
Interest expense is calculated using EIRM.
NOTE 22: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The Bank

is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for Common Equity Tier 1 (CET1), Tier 1, Total Capital and risk-based Total Loss Absorbing
Capacity (TLAC) ratios. The DSB level

was increased to
3.5
% as of November 1, 2023, which sets these

minimum target ratios at
11.5
%,
13.0
%,
15.0
% and
25.0
%, respectively. The OSFI target includes the greater of the

D-SIB or G-SIB surcharge, both of which

are currently
1
% for the Bank. On February 1, 2023,
OSFI announced revisions to the Leverage

Requirements Guideline to introduce a requirement

for D-SIBs to hold a leverage ratio buffer of
0.50
% in addition to the
existing minimum requirement. This sets

the minimum targets for leverage and TLAC

leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the six months ended April 30,

2024.

The following table summarizes the Bank’s regulatory

capital positions as at April 30, 2024 and

October 31, 2023.

The impact to CET1 capital upon adoption

of IFRS 17 is immaterial to the Bank.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
April 30 October 31

2024 2023
Capital
Common Equity Tier 1 Capital $
80,841
$
82,317
Tier 1 Capital
90,988
92,752
Total Capital
102,973
103,648
Risk-weighted assets used in the calculation

of capital ratios
602,825
571,161
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
13.4
%
14.4
%
Tier 1 Capital ratio
15.1
16.2
Total Capital ratio
17.1
18.1
Leverage ratio
4.3
4.4
TLAC Ratio
30.6
32.7
TLAC Leverage Ratio
8.7
8.9

TD BANK GROUP • SECOND QUARTER 2024

• REPORT TO SHAREHOLDERS

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company,

N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on May 23, 2024.

The call will be audio webcast live through

TD’s

website at 8:00 a.m. ET.
The call will feature presentations by

TD executives on the Bank’s financial results

for second quarter and discussions of related

disclosures, followed by a
question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on
May 23, 2024, in advance of the call.

A listen-only telephone line

is available at 416-641-6150 or 1-866-696-5894

(toll free) and the passcode is 2727354#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on May 23, 2024,
until 11:59 p.m. ET on June 7, 2024,

by calling 905-694-9451

or 1-800-408-3053 (toll free). The passcode

is 7300743#.